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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                              TREK RESOURCES, INC.
             (Exact name of Registrant as specified in its charter)

                Delaware                                         75-2416059
     (State or other jurisdiction of                          (I.R.S. Employer
     incorporation or organization)                          Identification No.)

   4925 Greenville Avenue, Suite 955
             Dallas, Texas                                           75206
(Address of principal executive offices)                          (Zip Code)

                                 (214) 373-0318
              (Registrant's telephone number, including area code)

        Securities to be registered pursuant to Section 12(b) of the Act:
                                      NONE
        Securities to be registered pursuant to Section 12(g) of the Act:
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (Title of class)

                                   ----------

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                               TABLE OF CONTENTS

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
 PART I...................................................................................................       1
              ITEM 1.      DESCRIPTION OF BUSINESS........................................................       1
              ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                           CONDITION AND RESULTS OF OPERATIONS............................................      33
              ITEM 3.      PROPERTIES.....................................................................      41
              ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT.....................................................................      42
              ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                           AND CONTROL PERSONS............................................................      43
              ITEM 6.      EXECUTIVE COMPENSATION.........................................................      45
              ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................................      46
              ITEM 8.      DESCRIPTION OF SECURITIES......................................................      47
 PART II..................................................................................................      48
              ITEM 1.      MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                             COMMON EQUITY AND OTHER SHAREHOLDER MATTERS..................................      48
              ITEM 2.      LEGAL PROCEEDINGS..............................................................      49
              ITEM 3.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS..................................      49
              ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES........................................      49
              ITEM 5.      INDEMNIFICATION OF OFFICERS AND DIRECTORS......................................      50
 PART F/S.................................................................................................     F-1
              FINANCIAL STATEMENTS........................................................................     F-1
 PART III.................................................................................................      52
              ITEM 1. INDEX TO EXHIBITS...................................................................      52
              ITEM 2. DESCRIPTION OF EXHIBITS.............................................................      53
 SIGNATURE PAGE ..........................................................................................      54

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                              TREK RESOURCES, INC.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

         Trek Resources, Inc. is an independent energy company that is engaged in the exploration, development, exploitation and acquisition of on-shore oil and natural gas properties in conventional producing areas of the United States. We originally incorporated our company in the State of Utah in 1983 under the name of Quasar-Tech, Inc. From 1983 until 1992, we engaged in various types of business activities, including the manufacture of oil and natural gas recovery equipment. In 1992, we concentrated our efforts in the production of oil and natural gas when McGowen Oil & Gas Company, Inc., a Texas corporation, merged with and into Quasar-Tech, at which point we changed our name to McGowen Resources Company, Inc. We continued operations under this name until June
2000, when we changed our name to Trek Resources, Inc. Recently, we merged with and into a wholly-owned subsidiary in order to change our state of incorporation from Utah to Delaware. We conduct our primary operations in Oklahoma and Texas and also own non-operated interests in wells in New Mexico. To date, we have grown almost exclusively through the acquisition of producing properties and prospects. Our corporate offices are located in Dallas, Texas.

         At September 30, 2000, we owned proved reserves of approximately 9.3 Bcf of natural gas and 2,222 MBbls of oil aggregating to approximately 3,769 MBoe with a PV-10 of $32.3 million and a standardized measure, which is a PV-10 value that is adjusted to reflect the estimated effects of federal income taxes, of $20.1 million. All of our reserves are classified as proved developed. At September 30, 2000, approximately 59% of our proved reserves were oil and 41% of our proved reserves were natural gas. At September 30, 2000, we had interests in 301 wells, including 222 wells that we operate.

         We strive to enhance stockholder value by expanding our oil and natural gas reserves, raising production levels and increasing cash flow. Our business strategy emphasizes refurbishing and improving the production potential of lower risk development wells on properties that already produce oil and natural gas, along with exploitation through development drilling of new wells on existing prospects. To implement this strategy, we have focused on acquiring properties that have multiple geological zones of oil and natural gas reserves that can be produced from shallow to medium depths. We attempt to maintain a balance of oil and natural gas prospects and reserves to limit the risks of price volatility.

         We have financed our recent acquisitions of properties through bank borrowings. To date, drilling and workover activities have been financed by cash flow from operations. We participate in exploration on a limited basis as a partner with other oil and natural gas companies in order to reduce the risk inherent in these activities.

         We prefer to act as operator of the oil and natural gas properties and prospects in which we own an interest. We presently operate approximately 80% of our oil and natural gas wells. The operator of oil and natural gas properties:


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         o        supervises production;

         o        maintains production records;

         o contracts with field personnel to oversee the general operations of the properties;

         o performs other functions required for the production of oil and natural gas; and

         o monitors performance, both operating and financial, necessary to optimize cash flows derived from the properties.

         Industry Language

         The oil and natural gas industry is characterized by the use of very precise specialized language. The following is a brief explanation of certain industry terms which we use in this registration statement. We believe this explanation will help you understand our operations, risks and strategies. (Certain other technical terms are defined in a "Glossary" located at page 30.)

         We use five different terms to describe the status of our oil and natural gas wells. A "development well" is a well drilled within a known oil and natural gas reservoir with the intention of installing permanent equipment to produce oil and natural gas. An "exploratory well" is a well drilled in an area not known to be an oil and natural gas reservoir. A "producing well" (also called a production well or a productive well) is a well that is currently producing oil or natural gas or that is capable of production. A "dry hole" is an exploratory or development well that is incapable of producing oil or natural gas in sufficient quantities to justify an economic completion of the well. Finally, a "completed well" refers to a well in which permanent equipment for oil and natural gas production has been installed, or in the case of a dry hole, reporting the abandonment of the well to the appropriate agency.

         When we count our wells, we use the terms gross wells and net wells. A "gross well" is a well in which we own an interest that gives us the right to drill, produce and conduct operating activities for the well and gives us the right to a share of the oil and natural gas produced from the well. The interest that gives us these rights is called a "working interest." Gross wells means the total number of wells in which we own such an interest. A "net well" exists when the sum of the fractional ownership interests in gross wells equals one. The number of net wells we own equals the sum of the fractional working interests owned in gross wells expressed as whole numbers.

         When we describe the nature of our oil and natural gas properties, we use the terms developed and undeveloped acreage. "Developed acreage" are those acres assignable to producing wells. "Undeveloped acreage" are those acres on which wells have not been drilled or completed to a point that permits the production of commercial quantities of oil and natural gas. When we count the acres in which we own a working interest we use the terms "gross acres" and "net acres." A "gross acre" is an acre in which we own a right to drill, produce and conduct operating activities on the property and to a share of the oil and natural gas production. A "net acre" exists when the sum of the fractional working interests in gross acres equals one. The total net acreage is the sum of the fractional working interests owned in gross acres expressed in whole numbers.

         When we describe our oil or natural gas reservoirs within current developed and undeveloped acreage we use the term "reserves." We obtain geological and engineering information which we use to estimate the amount of reserves contained in our developed and undeveloped acreage. These estimates are known as "proved reserves." We use two terms to describe our proved reserves. "Proved developed" reserves are proved reserves which may be recovered from known oil and natural gas reservoirs under


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existing economic and operating conditions. "Proved undeveloped" reserves are proved reserves which may be recovered from existing wells but would require a relatively large expense to develop or are proved reserves in current undeveloped acreage.

INVESTMENT CONSIDERATIONS AND RISK FACTORS

         Forward-Looking Statements

         Before you invest in our common stock, you should be aware that there are various risks associated with an investment, including the risks described below. You should consider carefully these risk factors together with all of the other information included in this registration statement before you decide to purchase shares of our common stock.

         Some of the information in this registration statement may contain forward-looking statements. We use words such as "may," will," "expect," "anticipate," "estimate," "believe," "continue," "intend," or other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they: (1) discuss future expectations; (2) contain projections of results of operations or of our financial conditions; or
(3) state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are unable to accurately predict or over which we have no control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this registration statement. The risk factors noted in this section provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement.

                          RISKS RELATED TO OUR BUSINESS

         We Have Incurred Losses in the Past

         We had a net loss of $2,497,466 for the year ended September 30, 1999. Additionally, we have incurred significant losses in previous years. We may incur net losses in the future, and these losses may be substantial. Consequently, our liquidity may be reduced, and we may be unable to raise capital. If our ability to raise capital is impaired then we may be unable to implement our current business strategy.

         We Have a Significant Amount Debt Which We May Be Unable to Repay


         As of June 30, 2001, we had a total of $9,820,000 of long term debt outstanding and our ratio of total indebtedness to total capitalization was 81%. Our level of indebtedness may affect our operations in the following ways:


         o a substantial portion of our cash flow from operations may be dedicated to the payment of interest and principal on our indebtedness and would not be available for operating capital and other purposes; and

         o the covenants contained in our credit facility, which are further described in "Part I - Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operation - Our Liquidity and Capital Resources - Credit Facility," require us to meet certain financial


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                  tests and other restrictions that limit our ability to borrow additional funds, to grant liens and to dispose of assets and affect our flexibility in planning for and reacting to changes in our business.

         Our ability to meet any future debt service obligations will be dependent upon our future economic performance. Our future bank credit may not be available in an amount sufficient to enable us to service our indebtedness or make necessary expenditures. Further, we have pledged all of our assets as collateral for our credit facility. This pledge will make it difficult in the foreseeable future for us to obtain debt financing on an unsecured basis. If we are in default under our credit facility, the bank may foreclose on some or all of our properties.

         We Cannot Assure You That We Will Be Successful in Managing Our Growth.

         The success of our future growth will depend on a number of factors, including:

         o our ability to timely explore, develop and exploit acquired properties;

         o our ability to continue to attract and retain skilled personnel;

         o our ability to continue to expand our technical, operational and administrative resources; and

         o        the results of any future drilling efforts.

         Our growth could strain our financial, technical, operational and administrative resources. Our failure to successfully manage our growth could adversely affect our operations and net revenues through increased operating costs and revenues that do not meet our expectations.

         We May Need Additional Financing for Growth Which We May Be Unable to Obtain

         The growth of our business will require substantial capital on a continuing basis. We may be unable to obtain additional capital on satisfactory terms and conditions. Thus, we may lose opportunities to acquire oil and natural gas properties and businesses. Our pursuit of additional capital may result in the incurrence of additional indebtedness. Moreover, we may conduct potentially dilutive issuances of additional equity securities in an effort to raise additional capital and meet the listing criteria of selected national securities markets. We also may utilize the capital currently expected to be available for our present operations. The amount and timing of our future capital requirements, if any, will depend upon a number of factors, including:

         o        drilling costs;

         o        transportation costs;

         o        equipment costs;

         o        marketing expenses;

         o        staffing levels and competitive conditions; and

         o        any purchases or dispositions of assets.

Our failure to obtain any required additional financing may impede our ability to increase our oil and natural gas reserves. If we are unable to increase our level of reserves, our future cash flow and earnings may be significantly reduced.


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         Hedging Our Production May Cause Us to Forego Future Profits.


         To reduce our exposure to changes in the prices of oil and natural gas, we have entered into and may in the future enter into hedging arrangements for a portion of our oil and natural gas production. The terms of our credit agreement now require us to hedge 40% of our equivalent oil production, as forecasted by our lender. For the year ended September 30, 2000 and the nine months ended June 30, 2001, we hedged approximately 5% and 28%, respectively, of our equivalent production. Prior to September 1, 2000, we did not hedge any of our oil and natural gas production.


         The hedges that we have entered or may enter into generally provide a "floor" or "cap and floor" on the prices received for our oil and natural gas production over a period of time. Hedging arrangements may expose us to the risk of financial loss in some circumstances, including the following:

         o the other party to the hedging contract defaults on its contract obligations; or

         o there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.


         Reduced earnings and cash flow resulting from our hedging activities could have an adverse effect on our financial condition and operations. For the nine months ended June 30, 2001 and the fiscal year ended September 30, 2000, our earnings and cash flow were reduced by approximately $201,000 and $45,000, respectively, as a result of settlement losses arising under our existing hedge contracts.

         On October 1, 2000, we adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The cumulative effect of adopting this standard resulted in a loss of $227,800. This loss is shown as a component of comprehensive income in our statement of stockholders' equity for the nine month period ended June 30, 2001, net of $171,000 in related amortization for the period. The fair value of our hedge contract as of June 30, 2001, representing a loss of approximately $7,000, is included in current liabilities in our balance sheet. At the date we initially applied SFAS No. 133, we elected not to designate our derivative contracts as hedges. Accordingly, all changes in the fair value of our derivative contracts are recognized as income during the period in which they occur. Prior to the adoption of SFAS No. 133, these instruments were accounted for as hedges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Our Liquidity and Capital Resources - Hedging Activities" below.


         We may have to make payments and incur losses under these types of contracts in the future depending on the difference between actual and hedged prices of oil and natural gas. In addition, hedging arrangements may limit the benefit we would otherwise receive from increases in the prices for oil and natural gas.

         Some of our hedging arrangements may contain a "cap" whereby we must pay the counter-party if oil or natural gas prices exceed the price specified in the contract. Often, we will be required to maintain letters of credit with our counter-parties, and we may be required to provide additional letters of credit if prices for oil and natural gas futures increase above the "cap" prices. The amount of these letters of credit is a function of oil and natural gas prices and the volumes of oil and natural gas subject to the contract. As a result, the value of these letters of credit will fluctuate with the market prices of oil and


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natural gas. We intend to issue these letters of credit pursuant to our credit facility and as a result may utilize some of our borrowing capacity, reducing funds available to be borrowed under our credit facility.

         If We Are Unable to Compete Effectively Against Other Oil and Natural Gas Companies, We May Be Unable to Acquire New Properties at Attractive Prices or to Successfully Develop Our Properties

         We encounter strong competition from other oil and natural gas companies in acquiring properties and leases for the exploration, exploitation and production of oil and natural gas. Many of our competitors have financial resources, staff and facilities substantially greater than ours. Our competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit. As a result, we may not be able to buy properties at affordable prices or to successfully develop our properties. Our ability to explore, develop and exploit oil and natural gas reserves and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

         We May Encounter Marketing Risks

         Our future ability to market our oil and natural gas production will depend upon the availability and capacity of natural gas gathering systems and pipelines and other transportation facilities. With the exception of a few small gathering systems, we do not currently operate our own pipelines or transportation facilities, thus we are dependent on third parties to transport our products. Presently, the majority of our natural gas production is transported by the Shawnee gas gathering system owned by El Paso Merchant Energy, the Jameson gas gathering system owned by Mitchell Energy and the Cyril gas gathering system owned by Duke Energy Field Services. If our access to these pipelines is terminated, our ability to sell our natural gas could be limited.

         Our Properties are Geographically Concentrated

         Currently, our principal properties are located in Texas and Oklahoma. Because of this concentration, we will be impacted more adversely by regional events that increase our costs or level of competition, reduce availability of equipment or supplies, and reduce demand or limit production, than if we were geographically diversified.

         We Are Highly Dependant on the Services of Michael E. Montgomery

         We are substantially dependent upon the skills of our President and Chief Executive Officer, Mr. Michael E. Montgomery. Mr. Montgomery has significant experience in acquiring oil and natural gas properties. We do not have an employment agreement with Mr. Montgomery nor do we maintain a "keyman" insurance policy for Mr. Montgomery. The loss of the services of Mr. Montgomery could have a material adverse impact upon our future growth, cash flow and earnings.


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               RISKS RELATED TO THE OIL AND NATURAL GAS INDUSTRY

         Our Revenue Depends on Oil and Natural Gas Prices Which Fluctuate

         Our future financial condition and results of operations depend upon the prices we receive for our oil and natural gas. Historically, oil and natural gas prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are also beyond our control. Factors that affect the prices we receive for our oil and natural gas include:

         o  the level of domestic production;

         o  the availability of imported oil and natural gas;

         o  actions taken by foreign oil and natural gas producing nations;

         o  the availability of transportation systems with adequate capacity;

         o  the availability of competitive fuels;

         o  fluctuating and seasonal demand for natural gas;

         o conservation and the extent of governmental regulation of production;

         o  weather;

         o  foreign and domestic government relations;

         o  the price of domestic and imported oil and natural gas; and

         o  the overall economic environment.

A substantial or extended decline in oil and/or natural gas prices may have a material adverse effect on the estimated value of our natural gas and oil reserves, and on our financial position, results of operations and access to capital. Our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness and to obtain additional capital on attractive terms is substantially dependent upon oil and natural gas prices.

         We May Be Unable to Acquire or Develop Additional Reserves

         Our future success as an oil and natural gas producer, as is generally the case in the industry, depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are profitable. Factors which may hinder our ability to acquire additional oil and natural gas reserves include competition, access to capital, prevailing oil and natural gas prices and the number of properties for sale. If we are unable to conduct successful development activities or acquire properties containing proved reserves, our proved reserves will generally decline as reserves are produced. We cannot assure you that we will be able to locate additional reserves or that we will drill economically productive wells or acquire properties containing proved reserves. If we are unable to increase or otherwise extend the life of our oil and natural gas reserves, our cash flow will eventually decline.

         We Will Encounter Risks While Drilling

         Our drilling involves numerous risks, including the risk that we will not encounter commercially productive oil or natural gas reservoirs. We must incur significant expenditures to identify and acquire properties and to drill and complete wells. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or


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accidents, weather conditions and shortages or delays in the delivery of equipment. In addition, we may use 3-dimensional seismic and other advanced technology to explore for oil and natural gas which may require greater pre-drilling expenditures than traditional drilling strategies. We may be unsuccessful in our future drilling activities.

         Our Estimates of Oil and Natural Gas Reserves Involve Inherent Uncertainty

         Numerous uncertainties are inherent in estimating quantities of proved oil and natural gas reserves. This registration statement contains an estimate of our proved oil and natural gas reserves and the estimated future net cash flows and revenue generated by the proved oil and natural gas reserves. These estimates are based upon reports of our independent petroleum engineers. These reports rely upon various assumptions, including assumptions required by the Securities and Exchange Commission (the "SEC"), as to constant oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. These reports should not be construed as the current market value of our estimated proved reserves. The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each reservoir. As a result, these estimates are inherently an imprecise evaluation of reserve quantities and future net revenue. Our actual future production, revenue, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from those we have assumed in the estimate. Any significant variance in our assumptions could materially affect the estimated quantity and value of reserves set forth in this registration statement. In addition, our reserves may be subject to downward or upward revision, based upon production history, results of future exploitation and development activities, prevailing oil and natural gas prices and other factors.

         We Are Exposed to Operating Hazards and Uninsured Risks

         Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of:

         o   fire, explosions, and blowouts;

         o   pipe failure;

         o   abnormally pressured formations; and

         o environmental accidents such as oil spills, gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination).

These events may cause us substantial losses resulting from:

         o   injury or loss of life;

         o severe damage to or destruction of property, natural resources and equipment;

         o   pollution or other environmental damage;

         o   clean-up responsibilities;

         o   regulatory investigation; and

         o   penalties and suspension of operations.


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In accordance with customary industry practice, we maintain general commercial liability insurance, as well as limited insurance for well control expenses, costs of re-drilling or restoring damaged wells, and environmental pollution liability. We cannot assure you that our insurance will be adequate to cover these losses or liabilities. Further, we cannot predict the continued availability of insurance, or availability of insurance at commercially acceptable premium levels. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events may have a material adverse effect on our future financial condition, earnings and cash flow.

         From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which we own an interest have been subject to reduced or terminated production. These curtailments may last from a few days to several months, or longer.

         We May Not Identify All Acquisition Risks

         Generally, it is not feasible for us to review in detail every individual property involved in an acquisition. Our business strategy includes focused acquisitions of producing oil and natural gas properties. Any future acquisitions will require an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and similar factors. Ordinarily, our review efforts are focused on the higher-valued properties. We have conducted a preliminary "Phase I" environmental assessment, which consists of visual inspections of properties, a review of applicable records and discussions with relevant personnel, for active producing properties that constitute approximately 70% of our reserve base. However, even a detailed review of these properties and records may not reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. We do not inspect every well. Potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures, are not necessarily observable even when we do inspect a well. Even if we identify problems, the seller may be unwilling or unable to provide effective contractual protection against all or part of these problems. We cannot assure you that newly acquired oil and natural gas properties will be successfully integrated into our operations or will achieve desired profitability.

         Our Secondary Recovery Projects Require Significant Capital Expenditures and May Not Be Commercially Successful

         We face the risk that we will spend a significant amount of money on secondary recovery operations, such as waterflooding projects, without any increase in production. Although waterflooding requires significant capital expenditures, the total amount of reserves that can be recovered though waterflooding is uncertain. In addition, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production that may result from the injection. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the porosity, permeability and heterogeneity of the formation, the technique used and the location of injection wells.

         We May Be Required to Write Down The Carrying Value of Our Proved Properties Under Accounting Rules And These Write-Downs Could Adversely Affect Our Balance Sheet.

         There is a risk that we will be required to write-down the carrying value of our oil and natural gas properties when oil and natural gas prices are low. In addition, write-downs may occur if we have:

         o   downward adjustments to our estimated proved reserves;

         o   increases in our estimates of development costs; or

         o   deterioration in our exploration and exploitation results.

At September 30, 1999, we were required to write down the carrying value of our oil and natural gas properties by $1.8 million primarily as a result of a reduction in the estimates of our proved reserves. We periodically review the carrying value of our oil and natural gas properties under the full cost accounting rules of the SEC. Under these rules, the net capitalized costs of oil and natural gas properties may not exceed a ceiling limit that is based on the present value, based on flat prices at a single point in time, of estimated future net revenues from proved reserves, discounted at 10%. If net capitalized costs of oil and natural gas properties exceed the ceiling limit, we must charge the amount of this excess to earnings in the quarter in which the excess occurs. We may not reverse write-downs even if prices increase in subsequent periods. A write-down does not affect cash flow from operating activities, but it does reduce the book value of our net tangible assets and stockholders' equity.

                 RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

         There is a Limited Market for Our Common Stock

         Our common stock trades on the over-the-counter market and is quoted in the "pink sheets" published by the National Quotation Bureau. According to information supplied by the Natural Quotation Bureau, LLC on April 3, 2001, there are ten institutions that act as "market makers" and buy and sell shares of our stock as orders are placed. Specifically, these market makers are First London Securities, Dallas, Texas, Fleet Trading, Jersey City, New Jersey, William V. Frankel & Co., Jersey City, New Jersey, Hill Thompson Magid & Co., Jersey City, New Jersey, Herzog, Heine, Geduld, Inc., Jersey City, New Jersey, M.H. Meyerson & Co., Inc., Jersey City, New Jersey, Knight Securities, L.P., Jersey City, New Jersey, Paragon Capital Corp., Boca Raton, Florida, Wilson-Davis & Co., Scottsdale, Arizona and Wien Securities Corp., Jersey City, New Jersey. We cannot assure you that these or other market makers will continue to actively deal in our common stock. If we are unable to locate a market maker, the liquidity of shares of our stock would be severely limited. Additionally, although prices for our common stock market are quoted in the "pink sheets," the market for our stock is very small. Often, there will be no daily trading in our common stock at all. We cannot assure you that our investors will be able to sell shares of our stock at prices and times that are desirable.

         Our Stock Price May Be Volatile Due to Small Public Float

         The number of shares of our common stock held by the public is relatively small. Therefore, the market price for our common stock varies significantly and may be volatile depending on news announcements, industry conditions and general market trends. The sale of a substantial number of shares of the common stock in a short period of time may adversely affect the market price of the common stock.

         We Do Not Pay Dividends

         We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. Our common stock is not a suitable investment for persons requiring current income.

         Transactions in Our Common Stock Are Subject to Penny Stock Trading
Rules

         Rules l5g-1 through l5g-100 promulgated by the SEC under the Securities Exchange Act of 1934 provide various limitations on transactions involving "penny stocks." Penny stocks are defined as equity securities that do not meet specific requirements listed in Rule 3a5l-l, also promulgated by the SEC under the Exchange Act. Previously, we were exempt from the penny stock rules by virtue of Rule 3a51-1(g), which excludes the equity securities of issuers that have been in continuous operations for three years and have over $2,000,000 of net tangible assets. Net tangible assets are defined as total assets less intangible assets and liabilities. Due to reductions in the estimates of our proved reserves and increased borrowings under our credit facility in connection with acquisitions, our net tangible assets were only $1,829,000 as of December 31, 2000. As a result, brokers and dealers that effectuate a trade in our common stock must comply with the penny stock rules unless the transaction is of a type that is exempted from these rules, such as transactions with established customers or "accredited investors," as defined in Regulation D promulgated under the Securities Act of 1933. Specifically, penny stock rules require brokers and dealers to furnish their customers with the information set forth in
Schedule 15G published by the SEC. Schedule 15G contains information concerning the general risks associated with penny stocks, including a description of the broker or dealer's compensation in the transaction, a discussion of the difference between bid and ask prices and the general liquidity of the security being sold. Brokers and dealers must obtain a manually signed acknowledgment of the receipt of this information from their customers. These additional sale requirements may result in a reduced trading volume and trading price for our common stock, which could restrict the ability of our stockholders to sell shares of our common stock.

         Our Certificate of Incorporation Contains Provisions That Could Discourage an Acquisition or Change of Control of Our Company

         Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. Provisions of our certificate of incorporation, such as the provision allowing our board of directors to issue preferred stock with rights more favorable than our common stock, could make it more difficult for a third party to acquire control of us, even if that change of control might benefit our stockholders.

         A Disposition of a Significant Number of Shares of Our Common Stock by Michael E. Montgomery or James P. McGowen Could Result in a Change of Control of Our Company

         As detailed in "Security Ownership of Certain Beneficial Owners and Management" below, over 60% of our common stock is held by Michael E. Montgomery and James P. McGowen. The shares owned by Mr. Montgomery and Mr. McGowen represent more than the majority of our outstanding shares of common stock. Therefore, any event that results in a significant disposition or transfer of these shares, such as the death of Mr. Montgomery or Mr. McGowen, could also cause a change of control of our company.

BUSINESS STRATEGY

         We intend to foster our growth as an independent oil and natural gas company by implementing the following business strategies:

         o Financial Growth. We plan to achieve asset, revenue and cash flow growth, and increase the value of our stock, as a result of the acquisition and further development of producing oil and natural gas properties.

         o Acquire and Enhance Producing Oil and Natural Gas Properties. We plan to take advantage of opportunities that currently exist in the United States to acquire producing oil and natural gas properties. We continue to focus our acquisition activities onshore in Texas, New Mexico and Oklahoma in order to complement our existing properties and operations; however, we plan to review potential acquisitions in other regions of the United States if they represent a significant concentration of energy-related assets. We prefer to acquire properties with production from shallow to medium depths, which offer lower geologic and mechanical risk of operations. We believe that numerous opportunities exist to acquire additional energy assets and to enhance the value of these assets through improved operating practices and by aggressively developing reserve potential. For a discussion of the financing alternatives for these activities, please see "Part I - Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Our Liquidity and Capital Resources."

         o Emphasize Exploitation and Development Activities. We plan to exploit existing oil and natural gas properties and to conduct development evaluation and drilling on our existing and future oil and natural gas properties. We intend to concentrate on enhancement opportunities such as infill drilling, recompletions, secondary recovery projects, repairs and equipment changes. We may participate, from time to time, in a limited number of exploratory wells.

         o Technology. We plan to increase exploitation efforts, focusing on established geological trends where we can employ geological, geophysical and engineering expertise. We are considering the application of 3-D seismic technologies to evaluate potential areas of development. Further, we may implement horizontal drilling technologies, which generally involve the continuation of traditional vertical wellbores in horizontal directions in an effort to increase the amount of oil and natural gas that is ultimately recovered.

         o Marketability of Our Stock. We intend to improve the marketability and liquidity of our common stock by applying for a listing on the Nasdaq SmallCap Stock Market, and plan to take appropriate actions in order to meet the corresponding listing requirements. Our ultimate objective is to achieve a listing for our common stock on the Nasdaq National Market System or another recognized national stock exchange, such as the New York Stock Exchange or American Stock Exchange. We intend to solicit additional equity infusions from current stockholders and new investors to increase our market capitalization and net tangible assets to the point where our common stock will be eligible for trading on the Nasdaq SmallCap Stock Market. We hope that the successful implementation of our growth and acquisition strategy will continue to increase the equity of our stockholders to the point where our common stock will become eligible for trading on a more established national trading market.

DEVELOPMENTS SINCE SEPTEMBER 30, 2000

         We Acquired Additional Oil and Natural Gas Properties

         During April 2001, we entered into an agreement to purchase oil and natural gas properties located in King and Cottle County, Texas from Gus Edwards Co. for $1,500,000. We completed this acquisition on May 10, 2001. These properties include 13 gross (13 net) producing wells. We are the named operator of all of these wells, and assumed their operation on April 7, 2001. These properties include approximately 5,594 gross (5,594 net) developed acres and no undeveloped acres. According to a reserve report prepared by our internal petroleum engineer at the time of the acquisition, these properties were estimated to contain net proved reserves of 32 MBbls of oil and 2.2 Bcf of natural gas. We borrowed an additional $1.4 million under our credit facility to finance this transaction.

         We Changed our State of Incorporation from Utah to Delaware

         Since our inception, we have been incorporated as a Utah corporation. However, our current management and board of directors believes that it is more desirable to continue our operations as a Delaware corporation. Delaware is the traditional choice of incorporation for a significant number of business enterprises and we believe that our choice of Delaware as our state of incorporation is consistent with the implementation of our growth strategy. We believe that the institutional investors, investment bankers and other financial intermediaries that typically arrange capital funding prefer the companies in which they invest to be incorporated in Delaware. Thus, we believe that our status as a Delaware corporation will enhance our access to capital markets. Additionally, Delaware courts have provided a sufficient amount of guidance in corporate governance matters, which fosters our ability to attract and retain qualified individuals to serve on our board of directors.

         On December 29, 2000, we formed a new Delaware subsidiary corporation named Trek Resources, Inc., which initially contained no assets or properties. In order to transfer our assets, properties and operations into the newly formed corporation, we merged our Utah corporation with and into the newly formed Delaware corporation. On December 21, 2000, our board of directors approved an Agreement and Plan of Merger whereby our common shareholders would receive one share of common stock in the new Delaware corporation for each share of our common stock that they currently owned, and our preferred shareholders would receive six shares of common stock of the new Delaware corporation for each share of our preferred stock that they currently owned. On January 25, 2001, the Agreement and Plan of Merger was approved at a special meeting of our shareholders. We filed articles of merger with the Utah Department of Commerce and the Delaware Secretary of State on February 7, 2001 to complete the merger We now conduct our operations as a Delaware corporation and our separate existence as a Utah corporation has ceased to exist.

DEVELOPMENTS DURING FISCAL 2000

         New Management Acquired a Controlling Interest in Us.

         In May 2000, we issued 1,000,000 shares of our common stock to Michael
E. Montgomery in exchange for oil and natural gas properties located throughout Texas, Oklahoma and New Mexico. At the time of the acquisition, the acquired properties were estimated by our internal petroleum engineer to contain net proved reserves of 3,400 Bbls of oil and 96 MMcf of natural gas. Based on these reserve estimates, we estimated the value of these properties to be approximately $200,000. The number of shares issued to Mr. Montgomery in this transaction was based on a $.20 per share market price for our common stock at the time of the transaction. The shares were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

         Simultaneously, Mr. Montgomery purchased 1,666,666 shares of our previously outstanding voting preferred stock in a private transaction from James P. McGowen, our then President and Chairman of the Board. In connection with this exchange, Mr. McGowen granted a proxy to Mr. Montgomery to vote 2,374,428 shares of our common stock and 1,288,085 shares of our previously outstanding preferred stock owned by Mr. McGowen. As a result, Mr. Montgomery acquired the right to vote a majority of our voting securities, and our board of directors named Mr. Montgomery as our President and Chairman of the Board effective May 15, 2000.


         At the same time, we also transferred to Mr. McGowen various oil and natural gas interests that were estimated to have a market value of $16,000, based upon a reserve study prepared by our internal petroleum engineer, a vehicle with an estimated market value of $33,000, $55,000 in cash and 250 acres of undeveloped oil and natural gas properties. Further, we also transferred selected items of office furniture, equipment and supplies with an estimated market value of $5,700 to Mr. McGowen. The various assets transferred to Mr. McGowen had an aggregate value of $110,000. In exchange, Mr. McGowen agreed to assume certain liabilities of $13,000 related to these assets, as well as selected lease obligations for our prior office space and office equipment. Additionally, Mr. McGowen agreed to cancel a debt of $160,000 that we owed him under a deferred compensation arrangement. Mr. McGowen, who served as our president from 1992 until the appointment of Mr. Montgomery, remains active as a member of our board of directors.


              We Acquired Oil and Natural Gas Properties Which Substantially Increased Our Reserves and Production

         During fiscal 2000, we made several acquisitions which significantly increased our oil and natural gas reserves and production:

         o In August 2000, we completed the purchase of several oil and natural gas properties located in Eastland County and Ochiltree County, Texas from Citation Oil & Gas Corp. for $2,885,000, after a downward adjustment of $115,000 to account for production proceeds after the effective date of the acquisition that were retained by the seller. The effective date of these acquisitions was July 1, 2000.

         o In June 2000, we acquired oil and natural gas properties in the AWP Field, located in McMullen County, Texas. We purchased these properties from Petro-Hunt, LLC for $2,642,000, after a downward adjustment of $158,000 to account for production proceeds after the effective date of the acquisition that were retained by the seller. The effective date of this transaction was May 1, 2000.

         o In May 2000, we acquired oil and natural gas properties located in Oklahoma, Texas and New Mexico from Michael E. Montgomery, representing 18 outside operated wells, in exchange for 1,000,000 shares of our common stock. Based on net proved reserve estimates at the time of the acquisition of 3.4 MBbls of oil and 96 MMcf of natural gas, we valued these properties at approximately $200,000. The effective date of this acquisition was May 1, 2000.

         Effectively, these acquisitions increased our overall reserves by approximately 200%, our total number of gross wells by 173% (485% net) and our total monthly production by approximately 69%. We financed the acquisition of these assets under our existing credit facility with Compass Bank. See "Part I -
Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Our Liquidity and Capital Resources - Credit Facility."

         Eastland County Properties

         The properties acquired from Citation Oil & Gas in Eastland County include 78 gross (77.9 net) producing wells. At the time of the acquisition, 55 of these wells were active. We are the operator of all the wells acquired in Eastland County, and took over the operation of these wells on August 2, 2000. These properties include approximately 2,344 gross (2,344 net) developed acres and no undeveloped acres. According to the reserve report prepared by LaRoache Petroleum Consultants, Ltd., dated September 30, 2000, the Eastland County properties were estimated to contain net proved reserves of 606.3 MBbls of oil and 401.94 MMcf of natural gas.

         Ochiltree County Properties

         The properties acquired from Citation Oil & Gas in Ochiltree County include 66 gross (62 net) producing wells. At the time of the acquisition, 42 of these wells were active. We are the operator of all but one of these wells, and assumed their operations on August 2, 2000. These properties include approximately 13,314 gross (12,430 net) developed acres and no undeveloped acres. According to the reserve report prepared by LaRoache Petroleum Consultants, Ltd., dated September 30, 2000, the Ochiltree County properties were estimated to contain net proved reserves of 632.4 MBbls of oil and 746.4 MMcf of natural gas.

         McMullen County Properties

         The properties that we acquired in the AWP Field in McMullen County include 40 gross (39 net) producing wells. At the time of the acquisition, 36 of these wells were active. We became the operator of all these wells on July 1, 2000. These properties include approximately 2,621 gross (2,621 net) developed acres and no undeveloped acreage. according to the reserve report prepared by LaRoache Petroleum Consultants, Ltd., dated September 30, 2000, the McMullen County properties were estimated to contain net proved reserves of 885.7 MBbls of oil and 2696.1 MMcf of natural gas.

         We Sold Oil and Natural Gas Properties in Jasper County, Texas

         In May 2000, we sold our oil and natural gas interests located in Jasper County, Texas to Coastal Oil & Gas USA, L.P. for approximately $1 million. The sale included 100% working interests in two active wells. We applied $300,000 of the proceeds received from this transaction to reduce the outstanding balance of our credit facility. Our decision to sell these properties was motivated by the favorable offer made by Coastal Oil & Gas USA, L.P. Under current accounting rules for full-cost companies, we did not recognize a gain or loss on the sale of the Jasper County properties.

DEVELOPMENTS DURING FISCAL 1999

         We Acquired and Sold Oil and Natural Gas Properties in Vermillion Parish, Louisiana

         In May 1999, we purchased four natural gas wells located in Vermillion Parish, Louisiana from Hogan Exploration, L.L.C. We were named the operator of these wells. The $371,000 purchase price was financed by Conoco, Inc., who provided $450,000 of funds in exchange for an in-kind production payment interest in 400 MMcf of natural gas to be produced from these properties. The remainder of the proceeds received from Conoco were applied to expenses incurred in the transaction, including the payment of a finder's fee in the amount of $79,450. The effective date of the acquisition was May 1, 1999. Effective October 1, 1999, we sold these properties to the Three Sisters Trust for net proceeds of $18,842 and the assumption of the remaining balance of the in-kind production payment interest. See "Part I - Item 7 - Certain Relationships and Related Transactions - Mr. James P. McGowen."

DEVELOPMENTS DURING FISCAL 1998

         We Entered into a Senior Secured Credit Facility with Compass Bank

         In January 1998, we entered into a senior secured credit facility with Compass Bank. This credit facility allowed us to repay previous borrowings that contained less favorable terms and provides additional capital for the re-completion of wells and the acquisition of additional properties. The facility, as amended through February 12, 2001, consists of a regular revolver that permits borrowings up to $25 million, subject to borrowing base limitations determined by the bank. On July 9, 2001, the bank completed a redetermination of our borrowing base under the credit facility. Our present borrowing base is $12 million, subject to a monthly reduction of $125,000 commencing on August 1, 2001. As of July 9, 2001, outstanding borrowings under the credit facility were $9,820,000 and we had $2,180,000 of additional borrowing capacity.

         The credit facility is secured by a lien on substantially all of our assets, and requires our compliance with several financial and operating covenants, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Credit Facility".

         We Acquired Interests in Multiple Oil and Natural Gas Properties in Texas and Oklahoma

         During 1998, we completed the acquisition of the following oil and natural gas assets in Texas and Oklahoma. These acquisitions were financed under our existing credit facility with Compass Bank:

         o In May 1998, we purchased interests in six wells in Major County, Oklahoma and five wells in Pittsburgh County, Oklahoma from Citrus Petroleum Company for $1,569,000. We are the named operator of the wells acquired in Major County.

         o In July 1998, we acquired a 100% working interest in two natural gas wells located in the Marlow Field in Stephens County, Oklahoma for $1,009,000. We are the operator of both of these wells. The interests were acquired from a group of several owners organized by
             K. Phil Fleetwood Oil Properties, Inc.

         o In November 1998, we completed an acquisition of a 100% working interest in two producing wells in Nolan County, Texas, from Chisholm Exploration Company and K. Phil Fleetwood Oil Properties, Inc. for $1,192,000. We are the operator of both of these wells. Recently, we acquired an abandoned wellbore on the Nolan County property and are in the process of converting this additional well to saltwater disposal service. We expect this saltwater disposal well to reduce the operating costs associated with our leased property in Nolan County. In October 2000, we leased additional acreage surrounding our producing properties in Nolan County, and we are currently evaluating a drilling program for this acreage.

OUR EXPLOITATION AND DEVELOPMENT ACTIVITIES

         We made exploitation and development expenditures of $166,000, $92,000, and $139,000 during the fiscal years ended September 30, 1998, 1999 and 2000, respectively. We made net acquisition expenditures of $2.7 million, $1.5 million, and $5.7 million during the fiscal years ended September 30, 1998, 1999 and 2000, respectively. Our ability to continue to fund our exploitation and development activities depends upon cash flow and our ability to secure the necessary financing for these activities.


         During our fourth quarter of fiscal 2001, we expect to drill a 8,000 foot development well in Rusk County, Texas in which we have a 43% working interest. If successful, we expect the well to primarily produce natural gas and condensate. We are the named operator of this well. Our estimated cost associated with this well is $300,000. Also, in the fourth quarter we expect to plug and abandon the unsuccessful TXL No. 4 well, which was drilled at a cost of $200,000. This well was drilled in June 2001 in an attempt to define an extension to the Maryneal Cisco Sand Field in Nolan County, Texas. We are currently looking at the feasibility of limited drilling in other areas, however at this time no such activities are planned. Expenditures for drilling and workover activities are entirely at our discretion and we have made no commitments for such expenditures.


OUR OPERATING ACTIVITIES

         As of September 30, 2000, we were the operator of 222 gross (214 net) wells, which represented approximately 74% of the gross wells and 99% of the net wells in which we had an interest on that date. The remainder of the wells in which we had an interest on September 30, 2000 are operated by third party operators. The wells that we currently operate are located in Texas and Oklahoma. Although we elect to operate and manage most of our properties and drilling activities, our wells are drilled by independent drilling contractors.

OUR OIL AND NATURAL GAS PROPERTIES

         The following table sets forth the fields in which we have significant oil and natural gas properties, and information as of September 30, 2000, with respect to each of the fields.

                                                                               PERCENTAGE        FISCAL YEAR ENDED
                                                                                  OF            SEPTEMBER 30, 2000
                                           WELLS          PROVED RESERVES        PV-10           NET PRODUCTION(2)
                                        -----------     -------------------      TOTAL          -------------------
                                                         OIL(1)       GAS        PROVED          OIL          GAS
                                        Gross   Net     (MBbls)      (Mmcf)     RESERVES        (Bbls)       (Mcf)
                                        -----   ---     -------      ------    ----------       ------      -------
  AWP Field
  McMullen County, Texas .............     40    39       885.7       2697.1       32.8         10,595       41,497
  Farnsworth Unit
  Ochiltree County, Texas ............     66    62       562.4         78.1       16.4         10,979       15,736
  North Pioneer Unit
  Eastland County, Texas .............     78    78       574.3        433.9       13.9          6,436        4,333
  Other ..............................    117    37       199.8       6073.5       36.9         17,878      392,274
                                          ---   ---     -------      -------      -----         ------      -------
           TOTAL .....................    301   216     2,222.2      9,282.6      100.0         45,888      453,840
                                          ===   ===     =======      =======      =====         ======      =======

----------

(1) Oil includes both oil and NGLs.

(2) Includes oil and natural gas produced since the effective date of our acquisition of each respective field.

         AWP Field
         McMullen County, Texas

         The AWP Field produces oil and natural gas from the Olmos sand at a depth of approximately 9,500 feet. There are over 500 active producing wells in the AWP Field. We assumed operation of 40 wells in the AWP Field on July 1, 2000. Only 36 of our 40 wells in the AWP Field are currently active and producing. The wells were originally completed as flowing wells and most have now been equipped with pumping units for artificial lift. The natural gas produced is compressed to a sales line at 1,100 psi. Our interest in the AWP Field includes approximately 2,621 gross (2,621 net) developed acres and no undeveloped acres. According to the reserve report prepared by LaRoache Petroleum Consultants, Ltd., as of September 30, 2000, these properties were estimated to have net reserves of 885.7 MBbls of oil and 2696.1 MMcf of natural gas. The PV-10 of these properties was $10.7 million as of September 30, 2000. We own a 100% working interest in all but two of our 40 wells in the AWP Field. We plan to evaluate each well and consider equipping those not on artificial lift with pumping units. We will also evaluate the feasibility of constructing electrical lines to those wells that do not currently have electrical service. Several operators in the AWP Field are currently experimenting with additional fracturing treatments. If successful, we will consider the implementation of these treatments in selected wells that we operate.

         Farnsworth Unit
         Ochiltree County, Texas

         The Farnsworth Unit is a waterflood unit producing primarily oil in the Morrow sand at a depth of approximately 7,800 feet. A discovery well was drilled in the 1950s, and the area was organized as a unit in 1961. Water injection began in 1962, and the Farnsworth Unit currently consists of 66 producing wells and 44 water injection wells. Of these wells, 37 producing wells and 11 injection wells remain active. Only a small portion of the original unit remains productive. On August 2, 2000, we became the operator of this unit. These properties include approximately 13,314 gross (12,430 net) developed acres and no undeveloped acres. According to the reserve report prepared by LaRoache Petroleum Consultants, Ltd., as of September 30, 2000, the Farnsworth Unit was estimated to have net reserves of 562.4 MBbls of oil and 78.1 MMcf of natural gas. The PV-10 for these reserves was $5.3 million at September 30, 2000. We own a 94% working interest and 80% net revenue position in the Farnsworth Unit. We are evaluating the unit and expect to return several wells to production that have been previously taken off-line. Several additional geological zones in the Farnsworth Unit are productive and a review of the existing wells will be made to evaluate potential development.

         North Pioneer Unit
         Eastland County, Texas

         The North Pioneer Unit is a mature waterflood unit formed in the early 1980s that primarily produces oil from the Caddo sand at a depth of approximately 2,500 feet. We have a 100% working interest and 83% net revenue interest in the unit. Approximately 55 wells in the North Pioneer Unit are currently active and producing. As of September 30, 2000, the North Pioneer Unit was estimated to have net reserves of 536 MBbls of oil. The PV-10 for these reserves was $3.2 million at September 30, 2000. This field had several wells taken off production in 1998 when oil prices were at historic lows. We are evaluating the return of some of these wells to production.

TITLE TO OUR PROPERTIES

         We have acquired interests in producing and non-producing acreage in the form of working interests, royalty interests, overriding royalty interests and net profits interests. Substantially all of our property interests, and the assignors' interests in the working or other interests in the underlying properties, are held pursuant to leases from third parties. The leases grant the lessee the right to explore for and extract oil and natural gas from specified areas. Consideration for these leases usually consists of a lump sum payment, such as a bonus, and a fixed annual charge, such as a delay rental, prior to production unless the lease is paid up and, once production has been established, a royalty based generally upon either the proceeds from the sale of oil and natural gas or the market value of oil and natural gas produced. Once wells are drilled, a lease generally continues so long as production of oil and natural gas continues. In some cases, leases may be acquired in exchange for a commitment to drill or finance the drilling of a specified number of wells to predetermined depths. Some of our non-producing acreage is held under leases from mineral owners or governmental entities which expire at varying dates. We are obligated to pay annual delay rentals to the lessors of some properties in order to prevent the leases from terminating. Title to leasehold properties is subject to royalty, overriding royalty, carried, net profits and other similar interests and contractual arrangements customary in the oil and natural gas industry, and to liens incident to operating agreements, liens relating to amounts owed to the operator, liens for current taxes not yet due and other encumbrances.

         When we acquire developed properties we conduct a title investigation. When acquiring undeveloped properties, as is common industry practice, we conduct little or no investigation of title other than a preliminary review of local mineral records. We do conduct title investigations and, in most cases, obtain a title opinion of local counsel before we begin drilling operations. We believe that the methods we utilize for investigating title prior to acquiring any property are consistent with practices customary in the oil and natural gas industry and that our practices are adequately designed to enable us to acquire good title to properties. However, some title risks cannot be avoided, despite the use of customary industry practices.

         Our properties are generally subject to:

         o    customary royalty and overriding royalty interests;

         o    liens incident to operating agreements; and

         o liens for current taxes and other burdens and minor encumbrances, easements and restrictions.

We believe that none of these burdens either materially detract from the value of our properties or materially interfere with their use in the operation of our business. All of our properties are pledged as collateral under our credit facility.

OUR OIL AND NATURAL GAS RESERVES

         On September 30, 2000, our oil and natural gas reserves included direct working interests in 222 operated wells in the states of Texas and Oklahoma as well as an overriding royalty in an additional well in Ochiltree County, Texas.

         The following tables summarize information regarding our estimated proved oil and natural gas reserves as of September 30, 1999 and 2000. All of these reserves are located in the United States. The estimates relating to our proved oil and natural gas reserves and future net revenues of oil and natural gas reserves included in this registration statement are based upon reports prepared by LaRoche Petroleum Consultants, Ltd. In accordance with guidelines of the SEC, the estimates of future net cash flows from proved reserves and their PV-10 are made using oil and natural gas sales prices in effect as of the dates of the estimates and are held constant throughout the life of the properties. Our estimates of proved reserves, future net cash flows and PV-10 were estimated using the following weighted average prices, before deduction of production taxes:

                                                  SEPTEMBER 30,
                                               1999            2000
                                             ---------      ----------
          Natural Gas (per Mcf)              $    2.26      $     5.48
          Oil (per Bbl)                      $   23.81      $    29.98

         Reserve estimates are imprecise and may be expected to change, as additional information becomes available. Furthermore, estimates of oil and natural gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of this data as well as the projection of future rates of production and the timing of development expenditures. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Reserve reports of other engineers might differ from the reports contained herein. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of this estimate. Future prices received for the sale of oil and natural gas may be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, we cannot assure you that the reserves set forth herein will ultimately be produced. The discounted future net cash inflows should not be construed as representative of the fair market value of the proved oil and natural gas properties, since discounted future net cash inflows are based upon projected cash inflows which do not provide for changes in oil and natural gas prices nor for escalation of expenses and capital costs. The meaningfulness of these estimates is highly dependent upon the accuracy of the assumptions upon which they were based.

         All reserves are evaluated at constant temperature and pressure, which can affect the measurement of natural gas reserves. Operating costs, development costs and some production-related and ad valorem taxes were deducted in arriving at the estimated future net cash flows. No provision was made for income taxes, operating methods and existing conditions at the prices and operating costs prevailing at the dates indicated above. The estimates of the PV-10 from future net cash flows differ from the standardized measure set forth in the notes to our consolidated financial statements, which is calculated after provision for future income taxes. We cannot assure you that these estimates are accurate predictions of future net cash flows from oil and natural gas reserves or their present value.

         The following tables set forth our proved reserves of oil and natural gas and the PV-10 thereof for the fiscal years ended September 30, 1999 and 2000.

                       PROVED OIL AND NATURAL GAS RESERVES

                                                 SEPTEMBER 30,
                                                 1999     2000
                                                ------   ------
Natural gas reserves (MMcf):
    Proved Developed Reserves ...............    5,487    9,283
    Proved Undeveloped Reserves .............        0        0
                                                ------   ------
    Total Proved Reserves of natural gas ....    5,487    9,283
Oil reserves (MBbl):
    Proved Developed Reserves ...............      127    2,222
    Proved Undeveloped Reserves .............        0        0
                                                ------   ------
         Total Proved Reserves of oil .......      127    2,222
Total Proved Reserves (MBoe) ................    1,041    3,769
                                                ======   ======

                            PV-10 OF PROVED RESERVES
                                 (IN THOUSANDS)

                                             SEPTEMBER 30,
                                            1999       2000
                                          --------   --------
PV-10
    Proved Developed Reserves .........   $  5,298   $ 32,277
    Proved Undeveloped Reserves .......          0          0
                                          --------   --------
         Total PV-10 ..................   $  5,298   $ 32,277
                                          --------   --------
         Total standardized measure ...      4,712     20,083
                                          ========   ========

                                   ----------

       Except for the effect of changes in oil and natural gas prices, no major discovery or other favorable or adverse event is believed to have caused a significant change in these estimates of our reserves since September 30, 2000.

       For additional information concerning our oil and natural gas reserves and estimates of future net revenues attributable thereto, see note 15 of the notes to consolidated financial statements included in this registration statement.

WE HAVE NOT REPORTED RESERVES TO OTHER AGENCIES

       As of September 30, 2000, our estimates of oil and natural gas reserves have not been filed with or included in reports to any federal authority or agency.

OUR PRODUCTION

       The following table summarizes for the periods indicated, our revenues, net production of oil and natural gas sold, the average sales price per unit of oil (Bbl) and natural gas (Mcf) and costs and expenses associated with the production of oil and natural gas:

                                                      FISCAL YEAR ENDED SEPTEMBER 30,
                                                ------------------------------------------
                                                    1998           1999           2000
                                                ------------   ------------   ------------
Sales:
       Oil:
         Revenue ............................   $    120,167   $    336,071   $  1,327,091
         Production sold (Bbls) .............          7,316         22,427         45,888
         Average sales price per Bbl ........   $      16.43   $      14.99   $      28.92
       Natural Gas:
         Revenue ............................   $    919,617   $    965,442   $  1,539,390
         Production sold (Mcf) ..............        412,301        474,508        453,840
         Average sales price per Mcf ........   $       2.23   $       2.03   $       3.39
Costs and Expenses:
       Production costs per Boe .............   $       5.18   $       5.77   $       8.91
       Depreciation, depletion and
         amortization per Boe ...............   $       2.74   $       6.87   $       2.50

       Our total oil and natural gas revenues for the fiscal year ended September 30, 2000 increased 120.2% from the prior year due to increases in production volumes resulting from acquisitions we completed during fiscal 2000. Additionally, our average sales price per barrel of oil increased $13.93 to $28.92 or 92.9% and our average sales price per Mcf of natural gas increased $1.36 to $3.39, or 67%, from prices for the fiscal year ended September 30, 1999.

       Our total oil and natural gas revenues for the fiscal year ended September 30, 1999 increased 25% from the fiscal year ended September 30, 1998 due to increases in our production volumes resulting from acquisitions we completed during fiscal 1999. The effect of these increased volumes outweighed the decreased sales prices for both oil and natural gas. Our average sales price per barrel of oil decreased $1.44 to $14.99, or 8.8% and our average sales price per Mcf of natural gas decreased $.20 to $2.03, or 9%, from our prices for the fiscal year ended September 30, 1998.

       The production information we reported in the preceding table only includes our share of the oil and natural gas produced after payment of royalties, if any. Our oil production for the fiscal year ended September 30, 2000 was 104.6% higher and our natural gas production was 4.4% lower than for the fiscal year ended September 30, 1999. Our oil production for the fiscal year ended September 30, 1999 was 206.5% higher and our natural gas production was 15% higher than the similar period ended September 30, 1998. On a Boe basis, our total production for the fiscal year ended September 30, 2000 increased 20% from the same period ended September 30, 1999, and our total production for the fiscal year ended September 30, 1999 increased 34% from the period ended September 30, 1998.

       Production costs per Boe for the year ended September 30, 2000 excludes approximately $180,000 for repairs and workover expenditures that primarily relate to newly acquired properties. We do not expect these items to be recurring costs. Additionally, our production costs for fiscal 2000 were higher than usual due to the expenses associated with refurbishing selected wells that we operate.

       Depreciation, depletion and amortization for the year ended September 30, 2000 is less than the amount incurred during the year ended September 30, 1999, primarily as a result of the effect of a $1.8 million "ceiling test" write down. On September 30, 1998, undeveloped leasehold costs in the amount of $3 million were written off to reflect the expiration of the underlying oil and natural gas leases.

OUR INTEREST IN PRODUCTIVE WELLS

       The following table sets forth our interest in productive wells (producing wells and temporarily shut-in wells) on September 30, 2000. The number of total gross oil and natural gas wells excludes any multiple completions. On September 30, 2000, we did not own an interest in any well that was being completed.

                            GROSS WELLS              NET WELLS
                       ---------------------   ---------------------
                        OIL     GAS    TOTAL    OIL     GAS    TOTAL
                       -----   -----   -----   -----   -----   -----
New Mexico .........       0       4       4       0       1       1
Oklahoma ...........      10      91     101     9.1    24.4    33.5
Texas ..............     178      18     196   171.6    11.0   182.6
                       -----   -----   -----   -----   -----   -----
TOTAL ..............     188     113     301   180.7    35.5   216.2
                       -----   -----   -----   -----   -----   -----

OUR DRILLING ACTIVITIES

       We intend to continue concentrating on lower risk, development-type properties by drilling to reservoirs from which production is, or was, being obtained. The number and type of wells we drill will vary depending on the amount of funds we have available for drilling, the cost of each well, the size of the fractional working interests we acquire in each well and the estimated recoverable reserves attributable to each well.


       During our last three fiscal years, we have participated on a very limited basis as a partner with other oil and natural gas companies in the drilling of a small number of exploratory and development wells. Our working interest in these drilling projects did not exceed 2%, and we did not spend more than $25,000 in the aggregate on these projects. However, in the fourth quarter of fiscal 2001, we plan to drill a 8,000 foot development well in Rusk County, Texas in which we have a 43% working interest at an estimated cost of $300,000. If successful, we expect the well to mainly produce natural gas and condensate. We are the named operator of the well. Additionally, we commenced the drilling of another development well on our newly leased oil and natural gas properties during the third quarter of fiscal 2001. This well was a dry hole and was drilled at a cost of $200,000. We plan to plug and abandon this well during the fourth quarter of fiscal 2001. Expenditures for the drilling and completion of wells are entirely at our discretion.


OUR INTEREST IN DEVELOPED AND UNDEVELOPED ACREAGE

       The following table sets forth our interest in developed and undeveloped acreage on September 30, 2000.

                       DEVELOPED ACREAGE  UNDEVELOPED ACREAGE
                       -----------------  -------------------
                        GROSS      NET      GROSS      NET
                       -------   -------   -------   -------
Oklahoma ...........    37,812    10,792         0         0
Texas ..............    20,216    17,872         0         0
Other ..............       160        .3         0         0
                       -------   -------   -------   -------
       TOTAL .......    58,188   28,664.3        0         0

Subsequent to September 30, 2000, we acquired oil and natural gas leases for approximately 477 gross (300 net) undeveloped acres in Rusk County, Texas and 240 gross (240 net) undeveloped acres in Nolan County, Texas. The primary terms of the leases covering the majority of our undeveloped acreage in these counties expire at various dates, generally ranging from one to five years. We can retain our interest in undeveloped acreage by drilling activity that establishes commercial reserves sufficient to maintain these leases.

OUR PAST SALES OF PRODUCING PROPERTIES AND UNDEVELOPED ACREAGE

       We evaluate properties on an ongoing basis to determine the economic viability of the properties and whether these properties enhance our objectives. During the course of normal business, we may dispose of producing properties and undeveloped acreage if we believe that it is in our best interest.

       In the fiscal year ended September 30, 2000, we sold our interest in 2 groups of producing oil and natural gas properties in Vermillion Parish, Louisiana, and Jasper County, Texas for a total of approximately $1 million after adjustments. In the fiscal years ended September 30, 1999 and September 30, 1998, we had no material sales of producing properties.

OUR PRODUCTS, MARKETS AND REVENUES

       We produce oil and natural gas. We do not refine or process the oil and the natural gas that we produce. We generally sell the oil we produce under short-term contracts at market prices in the areas in which the producing properties were located, generally at F.O.B. field prices posted by the principal purchaser of oil in these areas. We sell almost all of our natural gas production on the spot market. The market for oil and natural gas and the prices of oil and natural gas is influenced by a number of factors that are beyond our control. These factors include, among other things:

         o the level of domestic production and economic activity generally;

         o        the availability of imported oil and natural gas;

         o        actions taken by foreign oil producing nations;

         o the availability of natural gas pipelines with adequate capacity and other transportation facilities;

         o the availability and marketing of other competitive fuels, fluctuating and seasonal demand for oil, natural gas and refined products; and

         o the extent of governmental regulation and taxation (under both present and future legislation) of the production, refining, transportation, pricing, use and allocation of oil, natural gas, refined products and substitute fuels.

Accordingly, in view of the many uncertainties affecting the supply and demand for oil, natural gas and refined petroleum products, we cannot predict accurately the prices or marketability of the oil and natural gas from any producing well in which we have or may acquire an interest.

         Oil prices have been subject to significant fluctuations over the past several decades. More specifically, the average monthly price for WTI as quoted on NYMEX in recent years has ranged from a low of $11.99 per Bbl in February of 1999 to a high of $33.76 per Bbl in September of 2000. The average price for WTI quoted on NYMEX for June 2001 was $27.62 per Bbl. Levels of production maintained by the Organization of Petroleum Exporting Countries member nations and other major oil producing countries are expected to continue to be a major determinant of oil price movements in the future. As a result, future oil price movements cannot be predicted with any certainty. Similarly, during the past several years, the U.S. market price for natural gas has been subject to significant fluctuations on a monthly basis as well as from year to year. For example, average monthly NYMEX prices for natural gas ranged from a low of $1.76 per Mcf in February of 1999 to a high of $8.67 per Mcf in December of 2000. The average NYMEX price for natural gas for June 2001 was $3.79 per Mcf. These frequent changes in the market price make it impossible for us to predict natural gas price movements with any certainty.

         We cannot assure you that we will be able to market all the oil or natural gas that we produce or, if our oil or natural gas can be marketed, that we can negotiate favorable price and contractual terms. Changes in oil and natural gas prices may significantly affect our revenues and cash flow and the value of our oil and natural gas properties. Further, significant declines in the prices of oil and natural gas may have a material adverse effect on our business and financial condition.

         We engage in oil and natural gas production activities in areas, where from time to time the supply of oil and natural gas available for delivery exceeds the demand. In this situation, companies purchasing oil and natural gas in these areas reduce the amount of oil and natural gas that they may purchase from us. If we cannot locate other buyers for our production or any of our newly discovered oil and natural gas reserves, we may shut-in our oil and natural gas wells for periods of time.

         The following table sets forth the amount of our oil sales, natural gas sales and the percent of these sales to total oil and natural gas revenues for the periods indicated (in thousands):

                                                                                                      PERCENT OF
                                                                                                SALES TO TOTAL OIL AND
                                                                                TOTAL OIL AND    NATURAL GAS REVENUES
                                                                    NATURAL      NATURAL GAS    ----------------------
PERIOD ENDED                                          OIL SALES    GAS SALES        SALES          OIL        GAS
------------                                          ---------    ---------    -------------      ---        ---
YEAR ENDED SEPTEMBER 30, 1998 ......................   $  120        $  920         $1,040         12%        88%
YEAR ENDED SEPTEMBER 30, 1999 ......................   $  336        $  965         $1,301         26%        74%
YEAR ENDED SEPTEMBER 30, 2000 ......................   $1,327        $1,539         $2,866         46%        54%

OUR CURRENT DELIVERY COMMITMENTS

         We are not presently obligated to provide a fixed and determinable quantity of oil or natural gas under any existing contract or agreement.

OUR PRINCIPAL CUSTOMERS

         During the fiscal year ended September 30, 2000, we sold oil and natural gas to approximately 50 separate purchasers. Two separate oil and gas purchasers, Plains Marketing, L.P. and GPM Gas Marketing, LLC accounted for 27% and 18%, respectively, of our total revenues. Sales to three separate oil and gas purchasers, GPM Gas Marketing, LLC, Transok, LLC and Aurora Natural Gas, LLC accounted for 35%, 17%, and 13%, respectively, of our total revenues for the fiscal year ended September 30, 1999. If we were to lose any one of our oil and natural gas purchasers, then the loss could temporarily cease or delay production and sale of our oil and natural gas in the purchaser's particular service area. We believe we would be able, under current economic circumstances, to contract with other purchasers for our oil and natural gas production if we were to lose any one of our oil and natural gas purchasers.

WE ENCOUNTER STRONG COMPETITION

         The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties, contracting for drilling equipment and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than those available to us. As a result, our competitors may be able to pay more for desirable leases and they may pay more to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

         We are also affected by competition for drilling rigs and the availability of related equipment. Currently, with relatively high oil prices, the oil and natural gas industry may experience shortages of drilling rigs, equipment, pipe and personnel. We are unable to predict how long current market conditions will continue, or its direct effect on our development and exploitation program.

         Competition for attractive oil and natural gas producing properties, undeveloped leases and drilling rights is also strong, and we cannot assure you that we will be able to compete satisfactorily in acquiring properties. Many major oil companies have publicly indicated their decisions to concentrate on overseas activities and have been actively marketing some of their existing producing properties for sale to independent producers. We cannot assure you that we will be successful in acquiring any of these properties.

WE ARE AFFECTED BY VARIOUS LAWS AND REGULATIONS

         The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas. Many states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of these wells. Many states restrict production to the market demand for oil and natural gas. Some states have enacted statutes prescribing ceiling prices for natural gas sold within their boundaries.

         The Federal Energy Regulatory Commission, or FERC, regulates interstate natural gas transportation rates and service conditions, which affect the revenues received by us for sales of our production. Since the mid-1980s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B, or Order 636, that have significantly altered the marketing and transportation of natural gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services the pipelines previously performed. One of FERC's purposes in issuing the orders is to increase competition within all phases of the natural gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending Judicial review. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on us. Generally, Order 636 has eliminated or substantially reduced the traditional role of intrastate pipelines as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets.

         The price we receive from the sale of oil and NGLs is affected by the cost of transporting products to market. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index these rates to inflation, subject to some conditions and limitations. The Railroad Commission of the State of Texas is considering adopting rules to prevent discriminatory transportation practices by intrastate natural gas gatherers and transporters by requiring the disclosure of rate information under varying conditions of service. We are not able to predict with certainty the effects, if any, of these regulations on our operations. However, the regulations may increase transportation costs or reduce wellhead prices for oil and NGLs.

         Finally, from time to time regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below natural production capacity in order to conserve supplies of oil and natural gas.

         General

         From time to time political developments and federal and state laws and regulations affect our operations in varying degrees. Changes in price controls, taxes and other laws and regulations affect our oil and natural gas production, operations and economics.

         We review legislation affecting the oil and natural gas industry for amendments. The legislative review frequently increases our regulatory burden. The regulatory burden on the oil and natural gas industry increases our cost of doing business and affects our profitability. Because these rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with these laws. We cannot predict how existing regulations may be interpreted by enforcement agencies or the courts, whether amendments or additional regulations will be adopted, or what effect interpretations and changes may have on our business or financial condition.

         Matters subject to regulation include:

         o        discharge permits for drilling operations;

         o drilling and abandonment bonds or other financial responsibility requirements;

         o        reports concerning operations;

         o        the spacing of wells;

         o        unitization and pooling of properties; and

         o        taxation.

         Natural Gas Regulation and the Effect on Marketing

         Historically, interstate pipeline companies generally acted as wholesale merchants by purchasing natural gas from producers and reselling the natural gas to local distribution companies and large end users. Commencing in late 1985, the Federal Energy Regulatory Commission (or FERC) issued a series of orders that have substantially impacted interstate natural gas pipeline operations, services and rates, and thus have significantly altered the marketing and price of natural gas. Order No. 636, issued in April 1992, is FERC's key rule making action to date. Order No. 636 required each interstate pipeline to unbundle its traditional bundled sales services, to create and make available on an open and nondiscriminatory basis numerous constituent services (such as gathering services, storage services, firm and interruptible transportation services, and standby sales and natural gas balancing services), and to adopt a new rate making methodology to determine appropriate rates for those services. To the extent a pipeline company or its sales affiliate makes natural gas sales as a merchant in the future, it does so using private contracts in direct competition with all other sellers, such as us. The order did not require pipeline companies and their affiliates to remain merchants of natural gas, and as a result most of the interstate pipeline companies have become transporters only. In subsequent orders, the FERC largely affirmed the major features of Order 636 and denied a stay of the implementation of the new rules pending judicial review. By the end of 1994, the FERC had concluded the Order 636 restructuring proceedings, and, in general, accepted rate filings implementing Order 636 on every major interstate pipeline. However, even though the implementation of Order 636 on individual interstate pipelines is essentially complete, many of the individual pipeline restructuring proceedings, as well as Order 636 itself and the regulations promulgated thereunder, are subject to pending appellate review and could possibly be changed as a result of future court orders. We cannot predict for you whether the FERC's orders will be affirmed on appeal or what the effects will be on our business.

         In recent years the FERC has pursued other important policy initiatives that could significantly affect the marketing of natural gas. Some of the more notable regulatory initiatives include:

         o a series of orders in individual pipeline proceedings that articulate a policy of generally approving the voluntary divestiture of interstate pipeline owned gathering facilities by interstate pipelines to their affiliates (the "spindown" of previously regulated gathering facilities to the pipeline's nonregulated affiliate);

         o the completion of a rule involving the regulation of pipelines with marketing affiliates under Order No. 497;

         o the FERC's ongoing efforts to promulgate standards for pipeline electronic bulletin boards and electronic data exchange;

         o a generic inquiry into the pricing of interstate pipeline capacity;

          o efforts to refine the FERC's regulations that control operation of the secondary market for released pipeline capacity; and

          o a policy statement regarding market based rates and other non-cost-based rates for interstate pipeline transmission and storage capacity.

Several FERC initiatives are intended to enhance competition in natural gas markets, but some may have the adverse effect. For instance, "spindowns," may actually increase the cost of doing business to some in the industry as a result of the monopolization of facilities by their new, unregulated owners. The FERC has attempted to address some of these concerns in its orders authorizing such "spindowns," but it remains uncertain what effect these activities will have on access to markets and the cost of doing business. As to all of these recent FERC initiatives, the ongoing, or in some instances, preliminary nature of these regulatory initiatives makes it impossible at this time for us to predict their ultimate impact on our business.

         We directly and indirectly own natural gas facilities that we believe meet the traditional tests FERC has used to establish a company's status as a gatherer not subject to FERC jurisdiction under the Natural Gas Act of 1938. Moreover, recent FERC orders have been more liberal in their reliance upon or use of the traditional tests. In many instances, what was once classified as "transmission" may now be classified as "gathering." We transport our own natural gas through these facilities. We also transport a portion of our natural gas through gathering facilities owned by others, including interstate pipelines. Although these FERC orders have created the potential for increasing our natural gas shipping costs on third party gathering facilities, our shipping activities have not been materially affected by these orders.

         Federal Taxation

         The federal government may propose tax initiatives that affect us. We are unable to determine what effect, if any, future proposals would have on product demand or our results of operations.

         State Regulation

         The various states in which we conduct activities regulate our drilling, operation and production of oil and natural gas wells, including the method of developing new fields, spacing of wells, the prevention and clean-up of pollution, and maximum daily production allowables based on market demand and conservation considerations.

         Environmental Regulation

         The exploration, development and production of oil and natural gas, including the operation of saltwater injection and disposal wells, is subject to various federal, state and local environmental laws and regulations. These laws and regulations can increase the costs of planning, designing, installing and operating oil and natural gas wells. Our domestic activities are subject to federal environmental laws and regulations, including, but not limited to:

          o    the Oil Pollution Act of 1990 (OPA);

          o    the Clean Water Act (CWA);

          o the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA);

          o    the Resource Conservation and Recovery Act (RCRA);

          o    the Clean Air Act (CAA); and

          o    the Safe Drinking Water Act (SDWA).

         Our domestic activities are also controlled by state regulations promulgated under comparable state statutes. We also are subject to regulations governing the handling, transportation, storage and disposal of naturally occurring radioactive materials that are found in our oil and natural gas operations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities because of protected areas or species, and impose substantial liabilities for the cleanup of pollution.

         Under OPA and CWA, our release of oil and hazardous substances in harmful quantities into or upon waters of the United States, adjoining shore lines and wetlands, and offshore areas could result in our being held responsible for the (1) costs of remediating a release, (2) administrative and civil penalties or criminal fines, (3) OPA -specified damages such as loss of use, and for natural resource damages. The extent of liability could be extensive depending upon the circumstances of the release. Liability can be joint and several and without guard to fault, although there may be some limitation on liability under OPA if there is no finding of willful negligence or misconduct related to the release. The CWA also may impose permitting obligations for certain discharges of pollutants and requirements to develop Spill Prevention Control and Countermeasure Plans and Facility Response Plans to address potential discharges of oil in harmful quantities into or upon waters of the United States and adjoining shorelines.

         CERCLA and comparable state statutes, also known as Superfund laws, can impose joint, several and retroactive liability, without regard to fault or the legality of the original conduct, on specified classes of persons for the release of a "hazardous substance" into the environment. In practice, cleanup costs are usually allocated among various responsible parties. Potentially liable parties include site owners or operators, past owners or operators under certain conditions, and entities that arrange for the disposal of, treatment of, or transport of hazardous substances found at the site. Liability can arise from conditions on properties where operations are conducted and/or from conditions at third party disposal facilities where wastes from operations were sent. Although CERCLA, as amended, currently exempts petroleum, (including oil, natural gas and NGLs) from the definition of hazardous substance, some similar state statutes do not provide such an exemption. Additionally, our operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA and similar state statutes. We cannot assure you that the exemption will be preserved in any future amendments of the act.

         RCRA and comparable state and local programs impose requirements on the management, including treatment, storage and disposal, of both hazardous and nonhazardous solid wastes. We generate hazardous and nonhazardous solid waste in our routine operations. From time to time, proposals have been made that would reclassify certain oil and natural gas wastes, including wastes generated during pipeline, drilling and production operations, as "hazardous wastes" under RCRA, which would make these solid wastes subject to much more stringent handling, transportation, storage, disposal and clean-up requirements. This development could have a significant impact on our operating costs. While state laws vary on this issue, state initiatives to further regulate oil and natural gas wastes could have a similar impact on our operations.

         Oil and natural gas exploration and production, and possibly other activities, have been conducted at some of our properties by previous owners and operators. Materials from these operations remain on some of the properties and in some instances require remediation. In addition, we have agreed to indemnify the sellers of producing properties from whom we have acquired reserves against certain liabilities for environmental claims associated with the properties. We do not believe the costs to be incurred by us for compliance and remediating previously or currently owned or operated properties will be material, but we cannot guarantee that potential costs would not result in material expenditures.

         Additionally, if in the course of our routine oil and natural gas operations, surface spills and leaks, including casing leaks of oil or other materials occur, then we may incur penalties and costs for waste handling, remediation and third party actions for damages. Moreover, we are to directly control the operations of only the wells that we operate. Notwithstanding our lack of control over wells owned by us but operated by others, the failure of the operator to comply with applicable environmental regulations may be attributable to us.

         We do not anticipate that we will be required in the near future to expend amounts that are material in relation to our total capital expenditures program by reason of environmental laws and regulations, but inasmuch as these laws and regulations are frequently changed and interpreted, we are unable to predict the ultimate cost of compliance. We cannot assure you that more stringent laws and regulations protecting the environment will not be adopted or that we will not incur material expenses in complying with environmental laws and regulations in the future. If substantial liabilities to third parties or governmental entities were incurred, the payment of such claims may reduce or eliminate the funds available for project investment or result in loss of our properties. Although we maintain insurance coverage we consider to be customary in the industry, we are not fully insured against all of these risks, either because insurance is not available or because of high premium costs. Accordingly, we may be subject to liability or may lose substantial portions of properties due to hazards that cannot be insured against or have not been insured against due to prohibitive premium costs or for other reasons. The imposition of any of these liabilities on us may have a material adverse effect on our financial condition and results of operations.

OUR EMPLOYEES


         As of September 30, 2000, we employed two full-time employees. As of June 30, 2001, we employed seven full-time employees and three part-time employees. All of our employees are engaged in administrative activities. As customary in the oil and gas industry, we engage multiple independent contractors to conduct our local field operations. Additionally, as of June 30, 2001, we had arrangements with approximately eight persons to provide office and administrative support on a contract basis. None of our employees are represented by unions or covered by collective bargaining agreements. We consider our relations with our employees to be good.


GLOSSARY OF SELECTED OIL AND NATURAL GAS TERMS

         The following are abbreviations and definitions of certain terms commonly used in the oil and natural gas industry and this registration statement.

         "Bbl." One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

         "Bcf." One billion cubic feet of natural gas.

         "Boe." Barrels of oil equivalent. Calculated by converting 6 Mcf of natural gas to 1 Bbl of oil.

         "INFILL DRILLING." Drilling of a well between known producing wells to better exploit the reservoir.

         "Mboe." One thousand barrels of oil equivalent.

         "Mcf." One thousand cubic feet of natural gas.

         "MMcf." One million cubic feet of natural gas.

         "NGL." The combination of ethane, propane, butane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

         "NYMEX." New York Mercantile Exchange.

         "OVERRIDING ROYALTY INTEREST." An interest in an oil and/or natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

         "psi." pounds per square inch.

         "PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES" OR "PV-10." The present value of estimated future net revenues is an estimate of future net revenues from a property at the time period indicated, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. In accordance with the rules of the SEC, the future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the net revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made using constant oil and natural gas prices and operating costs at the time period indicated. We believe that the present value of estimated future net revenues before income taxes, while not in accordance with generally accepted accounting principles, is an important financial measure used by investors and independent oil and natural gas producers for evaluating the relative significance of oil and natural gas properties and acquisitions.

         "STANDARDIZED MEASURE." The standardized measure an estimate of future net reserves from a property, and is calculated in the same exact same fashion as a PV-10 value, except that the projected revenue stream is adjusted to account for the estimated amount of federal income tax that must be paid.

         "WTI." West Texas Intermediate Crude Oil.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUR RESULTS OF OPERATIONS


Comparison of the Three Months Ended June 30, 2000 and 2001

         Net income for the three months ending June 30, 2001 was $146,000 or $0.004 per diluted share, compared to a loss of $30,000, or $0.002 per diluted share for the same period in the prior year. Our results of operations for the third quarter of fiscal 2001 were favorably impacted by acquisitions and the resulting increase in oil and natural gas volumes, as well as higher natural gas prices. Offsetting those effects were lower oil prices, higher general and administrative expenses, lease operating expenses, interest and realized and unrealized losses on derivatives.


         Revenues


         Oil and natural gas sales were $1.7 million during the three months ended June 30, 2001, compared to $400,000 for the comparable period in 2000. Approximately $1.2 million of this increase was due to additional sales volume during fiscal 2000, primarily as a result of current year and prior year acquisitions. The remaining $100,000 of the increase resulted from higher natural gas prices, offset in part by reduced oil prices. Weighted average quarterly prices were $24.75 per Bbl of oil and $4.29 per Mcf of natural gas for this three-month period in 2001, compared to $27.24 per Bbl and $3.09 per Mcf during the corresponding period in 2000. Amortization of the cumulative effect of adopting SFAS No. 133 as of October 1, 2000, in the amount of $47,000, is shown as a reduction of oil and natural gas sales in our financial statements. See "Hedging Activities" below.

         We sold 37 MBbls during the three months ended June 30, 2001, versus 4 MBbls for the same period in 2000. Corresponding natural gas sales for these periods were 189 MMcf in 2001 and 88 MMcf in 2000. This increase in oil and natural gas production was primarily a result of acquisitions that we made in late fiscal 2000.


         Costs and Expenses


         Our lease operating expenses for the three months ended June 30, 2001 amounted to $843,000, a $660,000 increase from the $183,000 of expenses incurred for the same period during 2000. The increase was primarily due to acquisitions, including the addition of high-cost water flood projects. Additional repairs and workovers of both newly acquired and existing properties accounted for approximately $150,000 of the increase. Based on our current projections, we expect workover expenditures to slightly decline during the remainder of fiscal 2001. Furthermore, we anticipate that workover expenditures for our existing producing wells will continue to decrease in the future. Direct lease operating expense per equivalent barrel, excluding repairs and workovers, was $10.11 during the quarter ending June 30, 2001, compared to $9.79 for the same period in 2000.

         Our general and administrative expenses for the three months ending June 30, 2001 were $300,000, a $195,000 increase from the $105,000 of expenses incurred during the same period in 2000. This increase primarily resulted from legal and other professional fees associated with our preparation and filing of a registration statement on Form 10-SB with the Securities and Exchange Commission

("SEC") in March 2001, which was amended and re-filed in May and July 2001. Additionally, our recent growth has resulted in a need for more office space and increased expenditures for corporate staff.

         Depreciation, depletion and amortization was $207,000 for the three months ended June 30, 2001, an increase of $157,000 from the $50,000 of expense reported during the same period in 2000. Our increase in depreciation, depletion and amortization resulted from the effect of acquisitions and the resulting increases in both sales volumes and depletable cost.

         Other Income and Expenses

         We incurred $177,000 of interest expense during the three month period ended June 30, 2001, an increase of $85,000 from the $92,000 of interest expended during the same period in 2000. The increase stems from additional borrowings made under our credit facility to finance acquisitions, offset in part by lower average interest rates.

         Other income for the third quarter of fiscal 2001 includes an unrealized loss that resulted from a decrease in the fair value of derivative instruments. This came about as a result of our adoption of SFAS No. 133. On June 30, 2001, outstanding hedges had an aggregate negative value of $6,648. This decrease in value ($5,570), including settlement losses of $52,183 incurred during the quarter ended June 30, 2001, was reported as a loss-component of other income in our statement of operations.

         Comparison of the Nine Months Ended June 30, 2000 and 2001

         Net income for the nine months ending June 30, 2001 was $940,791 or $0.026 per diluted share, compared to $5,237 for the same period in the prior year. Our results of operations for the first nine months of fiscal 2001 were favorably affected by acquisitions and increases in oil and natural gas prices. Offsetting those effects were higher general and administrative expenses, lease operating expenses and interest.


         Revenues


         Oil and natural gas sales were $5.5 million during the nine months ended June 30, 2001, compared to $1.2 million for the comparable period in 2000. Approximately $3 million of this increase was due to additional sales volume during fiscal 2001. The remaining $1.5 million of the increase resulted from higher oil and natural gas prices. Weighted average prices were $28.10 per Bbl and $5.39 per Mcf of natural gas for this nine-month period in 2001, compared to $25.93 per Bbl and $2.61 per Mcf during the corresponding period in 2000. Amortization of the cumulative effect of adopting SFAS No. 133 on October 1, 2000, in the amount of $170,850, is included as a reduction of oil and natural gas sales during the nine months ended June 30, 2001. See "Hedging Activities" below.

         We sold 111 MBbls of oil during the nine months ended June 30,2001, versus 14 MBbls for the same period in 2000. Corresponding natural gas sales for these periods were 471 MMcf in 2001 and 291 MMcf in 2000. This increase in oil and natural gas production was primarily a result of acquisitions completed in late fiscal 2000.

         Costs and Expenses


         Our lease operating expenses for the nine months ended June 30, 2001 amounted to $2.6 million, a $2.2 million increase from the $0.4 million of expenses incurred for the same period during 2000. The increase was primarily due to acquisitions and the addition of high-cost water flood projects, with additional repairs and workovers of both newly acquired and existing properties accounting for approximately $700,000 of the increase. Based on our current projections, we anticipate that workover expenditures will decrease slightly during the fourth quarter of fiscal 2001. Furthermore, we expect that the amount of expenditures for workovers of our existing producing wells will continue to gradually decline in the future. Direct lease operating expense per equivalent barrel, excluding repairs and workovers, was $9.80 during the nine months ending June 30, 2001, compared to $7.17 for the same period in 2000.

         Our general and administrative expenses for the nine months ending June 30, 2001 were $903,000, a $692,000 increase from the $211,000 of expenses incurred during the same period in 2000. This increase resulted from fees associated with improvements made to the accounting system for 1999 and 2000 and the completion of financial audits and new reserve studies for those two years. Additionally, our recent growth has resulted in a need for more office space and increased expenditures for corporate staff.

         Depreciation, depletion and amortization was $527,000 for the nine months ended June 30, 2001, an increase of $274,000 from the $253,000 of expense reported during the same period in 2000. The increase in depreciation, depletion and amortization resulted from the effect of acquisitions and the resulting increases in both sales volumes and depletable cost.


         Other Income and Expenses


         We incurred $593,000 of interest expense during the nine month period ended June 30, 2001, an increase of $320,000 from the $273,000 of interest expended during the same period in 2000. The increase stems from additional borrowings made under our credit facility to finance acquisitions, offset in part by a lower average interest rate.

         Other income for the nine months ending June 30, 2001 included a gain of $183,000 resulting from the increase in fair value of derivative instruments. This gain came about as a result of our adoption of SFAS No. 133 effective October 1, 2000. The cumulative effect of this adoption resulted in the creation of a $227,800 liability on that date, which represented the fair value of our crude oil hedge. However, on June 30, 2001 outstanding hedges had a negative value of $6,648. Therefore, an increase in value for these instruments, net of fiscal 2001 settlement losses in the amount of $201,000, was reported as a loss-component of other income in the Company's statement of operations for the nine months ended June 30, 2001. Subsequent to our adoption of SFAS No. 133, we elected not to designate our derivative contracts as hedges. Accordingly, all changes in the fair value of our derivative contracts are recognized as income during the period in which they occur. prior to the adoption of SFAS No. 133, these instruments were accounted for as hedges. See "Hedging Activities" below.


         Comparison of the Years Ended September 30, 1999 and 2000

         Net income for the fiscal year ended September 30, 2000 was $491,000 or $.01 per diluted share, compared to a loss of $2,497,000, or $.20 per diluted share during the prior fiscal year. Our results of operations in 2000 were favorably affected by property acquisitions and increases in oil and gas prices. Offsetting those effects were higher general and administrative expenses, lease operating expenses and interest expense.

         Revenues

         Our oil and natural gas sales were $2.9 million during 2000, compared to $1.3 million in the prior year, a $1.6 million increase. Of this increase, $300,000 was due to additional sales volume, primarily resulting from acquisitions we made during fiscal 2000. The remaining $1.3 million of the increase resulted from higher oil and gas prices. Weighted average annual prices were $28.92 per Bbl of oil and $3.39 per Mcf of natural gas in fiscal 2000, compared to $14.99 per Bbl of oil and $2.03 per Mcf of natural gas during 1999. In fiscal 2000, we lost $45,000 from settlements on oil hedges initiated in September 2000. This loss was reported in our financial statements as a reduction of oil and gas sales.

         We sold 46 MBbls of oil during fiscal 2000, versus 22 MBbls in the prior fiscal year. Corresponding natural gas sales were 454 MMcf in fiscal 2000 and 475 MMcf in fiscal 1999. The increase in oil sales volume was substantially due to acquisitions during fiscal 2000. The decrease in gas volumes resulted from the sale of producing properties during the fiscal year, along with a reduction for gas balancing make-up requirements and normal production declines. These decreases were partially offset by 62 MMcf of natural gas produced as a result of acquisitions.

         Costs and Expenses

         Our lease operating expenses were $1,259,000 during fiscal 2000, a $673,000 increase from the $586,000 of expenses incurred during fiscal 1999. A significant portion of this increase resulted from acquisitions during fiscal 2000, along with the cost of major repairs and workovers for both newly acquired and existing properties. We anticipate that these expenses, which essentially are non-recurring costs associated with our producing wells, will continue during fiscal 2001.

         Our general and administrative expenses increased during fiscal 2000 by $27,000 to $368,000, as compared to $341,000 expended during the prior fiscal year. This increase resulted primarily from fees associated with work now underway to reconstruct data and improve our accounting system for both fiscal 1999 and 2000.

         Depreciation, depletion and amortization for fiscal 2000 was $303,000, a $405,000 decrease from the $708,000 of expense incurred during fiscal 1999. This reduction came about because of a decrease in depletable costs due to the $1.8 million impairment and write-down of oil and gas properties during 1999, and was partially offset by the effect of increases in reserve volumes and depletable costs associated with acquisitions of producing properties during fiscal 2000. In accordance with generally accepted accounting principles, at a point in time coinciding with the quarterly and annual reporting periods, we must test the carrying value of our oil and natural gas properties, net of related deferred taxes, against the "cost center ceiling." The "cost center ceiling" is a calculated amount based on estimated reserve volumes valued at then-current realized prices held flat for the life of the properties discounted at 10% per annum plus the lower of cost or estimated fair market value of unproved properties. If the carrying value exceeds the cost center ceiling, the excess must be expensed in that period and the carrying value of the oil and natural gas reserves lowered accordingly. Amounts required to be written off may not be reinstated for any subsequent increase in the cost center ceilings.

         Other Income and Expenses.

         We incurred $478,000 of interest expense in fiscal 2000, an increase of $127,000 over the $351,000 of interest expended during fiscal 1999. Interest expense increased as we made additional borrowings under our credit facility for the financing of acquisitions completed during fiscal 2000. We had outstanding borrowings of $9 million under our credit facility at September 30, 2000, compared to $4.3 million at September 30, 1999.

OUR LIQUIDITY AND CAPITAL RESOURCES

         General


         On September 30, 2000, we had working capital of $527,000, compared to a slight deficit at September 30, 1999. Our working capital was $469,000 on June 30, 2001. Capital expenditures of $5.7 million during fiscal 2000 were primarily funded by net borrowings of $4.8 million, asset sales of $1 million and cash flow. During fiscal 1999, $1.6 million of acquisitions were funded substantially by debt. For the nine months ended June 30, 2001, capital expenditures of $2.5 million and the retirement of debt ($620,000) were funded exclusively by cash flow from operating activities. Similarly, during the same period in 2000, capital expenditures of $2.9 million and retirement of debt ($620,000) were funded by net borrowings of $2.7 million, asset sales of $1 million and cash flow.

         Subject to rig availability, we intend to drill the Watts Johnson No. 2 well in Rusk County, Texas during our fourth quarter. Our estimated cost associated with this well is $300,000. Also, in the fourth quarter we expect to plug and abandon the unsuccessful TXL No. 4 well, which was drilled at a cost of $200,000. This well was drilled in June 2001 in an attempt to define an extension to the Maryneal Cisco Sand Field in Nolan County, Texas. We are currently looking at the feasibility of limited drilling in other areas, however at this time no such activities are planned. Expenditures for drilling and workover activities are entirely at our discretion and we have made no commitments for such expenditures. During the remainder of fiscal 2001, we expect drilling and workover activities to be funded by cash flow from operations. During the fourth quarter of fiscal 2001, we have budgeted $300,000 for workover activities.

         Property acquisitions during the remainder of fiscal 2001 are expected to be funded by drawdowns from the Company's existing credit facility. During the quarter ending June 30, 2001, the Company completed three acquisitions of oil and natural gas properties in Cottle and King Counties, Texas, for a combined total of $1.8 million.

         A redetermination of the Company's borrowing base under its credit facility was completed in July 2001. The Company's borrowing capacity increased as a result of this evaluation. Future funding sources, to the extent required to finance discretionary expenditures, property acquisitions or to repay our credit facility once it reaches term, might include bank borrowings or the proceeds from private or public equity or debt financings.


         Deferred Income Taxes

         Under applicable federal and state tax laws, we are able to carry forward, subject to limitations, net operating losses (NOLs) amounting to $2.5 million as of September 30, 2000 that we incurred in prior years. We are able to apply a portion of these NOLs to reduce the amount of income taxes accrued by us in subsequent years. We have accounted for these NOLs by establishing a balance sheet deferred tax asset, which is subject to a valuation allowance.

         Credit Facility

         On December 24, 1997, we entered into a credit facility with Compass Bank. The credit facility, as amended, provides for borrowings up to $25 million, subject to borrowing base limitations. The bank has sole discretion to determine our borrowing base in accordance with its semi-annual valuation of our assets, less applicable automatic monthly borrowing base reductions of $80,000 effective from October 1, 2000 to February 1, 2001, $100,000 per month effective March 1, 2001 until August 1, 2001, and $125,000 per month thereafter. As disclosed above, we borrowed additional amounts under our credit facility to finance an acquisition completed during May 2001. As a result, our additional borrowing capacity was very limited. However, on July 9, 2001, the bank completed a redetermination of our borrowing base and increased it to $12 million. As of that date, we had $9,820,000 of outstanding borrowings, resulting in an additional $2,180,000 of borrowing capacity. The credit facility allows us to borrow available funds on a revolving basis. All borrowings under the credit facility are secured by liens on substantially all of our assets.


         We must make monthly interest payments on our borrowings under the credit facility at a rate equal to, at our option, the London Inter-Bank Offer Rate ("LIBOR") plus 2.5% per annum or at the bank's prime rate of interest. In no case may the rate of interest that we pay under the credit facility exceed the maximum rate permitted pursuant to applicable law. Additionally, we must pay a commitment fee of one-half of one percent (1/2%) per annum on any unutilized portion of our borrowing base, as well as commitment and other customary fees on any letters of credit issued under the facility. On August 8, 2001, the prime rate was 6.75% per annum.


         Under the present terms of the credit facility, we are required to comply with the following financial covenants:

          o our ratio of current assets to current liabilities may not be less than 1.25 to 1.0 at any time;

          o our tangible net worth must be at least equal to the sum of (a) $1.1 million, (b) 50% of any net income for fiscal years ending after September 30, 2000 and (c) 100% of any proceeds that we receive from equity issuances or other types of capital contributions; and


          o our quarterly ratio of earnings (before interest, taxes, depreciation, depletion, amortization and other non-cash items) may not be less than 2.5 to 1.0 through December 31, 2001, and may not be less than 3.0 to 1.0 thereafter.

         During the periods covered by the financial statements that are filed with this registration statement, the bank has granted certain waivers or made modifications to the above financial covenants, whether by separate letter agreement or in conjunction with amendments of the facility to reflect changes in the borrowing base. Waivers or modifications have been granted in connection with bank requirements for financial and operational reporting, minimum hedging requirements and minimum tangible net worth requirements. On June 30, 2001, we were in compliance with each of the above financial covenants.


         No principal amortization will be required during the term of the credit facility as long as the aggregate principal balance does not exceed the borrowing base then in effect. Generally, we must make a repayment of principal to eliminate the amount of any borrowing base deficiency within 5 business days of the time that we discover or should discover the deficiency. However, if a borrowing base deficiency were to exist after giving effect to a bank redetermination or automatic monthly reduction, then we would have to do one of the following within 30 days of our receipt of notice of the deficiency from the bank:

          o eliminate the borrowing base deficiency by making a prepayment of principal on the revolving loan in an amount equal to the borrowing base deficiency;

          o eliminate the borrowing base deficiency by granting the bank liens on additional oil and natural gas interests which have a sufficient value, as determined by the bank, to increase the borrowing base by at least the amount of the borrowing base deficiency; or

          o submit to the bank any combination of a principal prepayment and additional liens on oil and natural gas interests, which in the aggregate would eliminate the borrowing base deficiency.

         The credit facility matures on June 1, 2003. Our next regular borrowing base redetermination is scheduled for no later than December 1, 2001, and semi-annually thereafter. We may seek additional borrowing capacity at that time for any potential acquisitions and capital improvement needs. However, we cannot assure you that our current operations will result in increased collateral values or that these values will enable us to borrow any funds that we may need.

         The credit facility contains a number of covenants affecting our liquidity and capital resources, including restrictions on our ability to incur indebtedness or to pledge assets outside of the credit facility. Additionally, at any time that our borrowings under the credit facility exceed 75% of the borrowing base, we must enter into approved types of commodity price hedging arrangements that cover at least 40% of the bank's forecast of our monthly oil and natural gas production.

         Need to Raise Additional Capital

         The growth of our business will require substantial capital on a continuing basis. We may pursue, from time to time, opportunities to acquire oil and natural gas properties and businesses that may utilize the capital we currently expect to be available for our present operations. The amount and timing of our future capital requirements, if any, will depend upon various factors which we may not be able to control. See "Part 1-Item I-Description of Business-Risks Related to Our Business-We May Need Additional Financing for Growth Which We Will Be Unable To Obtain."

EFFECT OF INFLATION AND CHANGING PRICES ON OUR BUSINESS

         It is difficult for us to assess the impact of inflation on our business. In 1998 and through the first quarter of 1999, we experienced a weakness in the prices we received for our oil and natural gas production. In the latter half of 1999 and through September 30, 2000, we generally experienced an increase in the prices we received for our oil and natural gas. We cannot anticipate whether inflation will remain at its present level. However, a sudden increase in inflation and/or an increase in our operating costs or drilling costs coupled with a reduction in oil or natural gas prices could have an adverse effect on our operations.

HEDGING ACTIVITIES


         On August 1, 2000, we entered into a fixed-price hedging arrangement with Torch Energy Marketing, Inc. covering 200 Bbls of our daily oil production at a fixed price of $26.25. At the beginning of each month, the agreement requires the calculation of the average NYMEX price for WTI during the immediately proceeding month. If the calculated price exceeds the fixed price, we must pay Torch Energy an amount equal to the difference between the calculated price and the fixed price, multiplied by the amount of production covered by the agreement for the proceeding month. If the calculated average price is less than the fixed price, Torch Energy must pay us an amount equal to the difference between the fixed price and the calculated price, multiplied by the amount of production covered by the agreement for the proceeding month. The agreement is scheduled to expire on August 31, 2001. For the year ended September 30, 2000 and the nine months ended June 30, 2001, our revenues from sales of oil production have been decreased by settlement losses of $45,000 and $201,000, respectively, as a result of this agreement.


         In March 2001, we entered into a financial swap covering 90 Bbls of crude oil per day at a fixed price of $25.47 from April 1, 2001 through December 31, 2001, a $23.00 fixed price put option or "floor" associated with 200 Bbls of crude oil per day from September 1, 2001 through December 31, 2001, and a January 2002 "costless collar" covering 290 Bbls of crude oil per day at a fixed floor price of $20.00 and a fixed ceiling price of $29.63. The premium associated with the $23.00 fixed price floor was $1.55 per Bbl, which is payable $9,753, $10,141, $9,877 and $10,271 over each of four months beginning October 31, 2001. Under these arrangements, monthly settlement amounts are calculated based on the difference between the agreed upon fixed prices and the average NYMEX closing prices for WTI each business day during the monthly period. Payments to or from each financial counter party are due 30-days following each settlement month. These instruments are secured by a $360,000 irrevocable standby letter of credit.

         Our credit facility requires us to maintain hedging arrangements that cover at least 40% of the bank's forecast of our oil and natural gas production. We do not engage in speculative trading of derivative instruments. We may enter into additional hedging arrangements in the future to comply with this requirement and to limit the risk of market and industry fluctuations. Depending on the difference between actual prices for oil and natural gas and the hedged prices in our hedging arrangements, we may have to make payments under these contracts in the future, which may limit the benefit we would otherwise receive from increases in oil and natural gas prices.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including selected derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.


         We adopted SFAS 133 effective for our 2001 fiscal year, which began on October 1, 2000. The cumulative effect of adoption on this date represented an unrealized loss to us, and a current liability of $228,000. At June 30, 2001, the value of the hedge was a negative $6,648, which represented a current liability on our balance sheet at that date. We reported a loss of $17,457 in our statement of operations for the nine months ended June 30, 2001. This gain resulted from the increase in the value of our hedge, an unrealized gain of $183,000, less settlement losses incurred during the current year. At the time we applied SFAS No. 133, we elected not to designate our derivative contracts as hedges. Accordingly, all changes in the fair value of our derivative contracts are recognized as income during the period in which they occur. Prior to the adoption of SFAS No. 133, these instruments were accounted for as hedges.


ITEM 3.           PROPERTIES

GENERAL

         We lease approximately 3,300 square feet of office space in Dallas, Texas, for our corporate offices. The lease expires May 31, 2003, requires a monthly rental payment of approximately $4,300 and may be canceled upon 30 days notice. We consider this space adequate for our present needs.

OTHER

         We have described our oil and natural gas properties, oil and natural gas reserves, acreage, wells, production and drilling activity in Item 1 beginning on page 1 of this registration statement. For a description of the nature of our legal interest in these properties, see "Part 1 - Item 1 - Business - Title to Our Properties."

ITEM 4.       SECURITY OWNERSIHP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table shows the beneficial ownership of our common stock as of July 31, 2001 for (1) our directors, (2) our executive officers who are listed under "Item 6- Executive Compensation" and (3) our directors and executive officers as a group. On July 31, 2001, other than Mr. McGowen and Mr. Montgomery, none of our shareholders beneficially owned 5% or more of our common stock:



NAME AND ADDRESS                               SHARES OF COMMON STOCK           APPROXIMATE PERCENTAGE OF
OF BENEFICIAL OWNER                              BENEFICIALLY OWNED                   COMMON STOCK
-------------------                            ----------------------           -------------------------
Officers and Directors:

Michael E. Montgomery                                 21,127,940(1)                       59.7%
James P. McGowen                                      10,296,938(2,4)                     29.1%
Harold H. Ginsburg                                        75,100(2)                         (3)
Kenneth R. Smith                                          75,100(2)                         (3)
Dewain V. Hill                                            75,100(2)                         (3)
All executive officers and directors                  31,834,178(5)                       89.6%
as a group (7 persons)

----------


(1) Includes options to purchase 100,000 shares of common stock exercisable within 60 days of July 31, 2001. Does not include unvested options exercisable for 300,000 shares of common stock. Also includes 10,102,938 shares of common stock owned by James P. McGowen for which Mr. Montgomery holds an irrevocable voting proxy.

(2) Includes options to purchase 50,000 shares of common stock within 60 days of July 31, 2001. Does not include unvested options exercisable for 150,000 shares of common stock.


(3)      Less than 1%.

(4) Includes 144,000 shares of common stock that Mr. McGowen holds as trustee for the benefit of his children. Mr. McGowen disclaims beneficial ownership of these shares.


(5) Includes options to purchase an additional 100,000 shares of our common stock within 60 days of July 31, 2001 that are held by two of our executive officers not named in the table above.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table presents information with respect to our directors and executive officers:



NAME                                AGE     POSITION
----                                ---     --------
Michael E. Montgomery                48     President, Chief Executive
                                            Officer and Chairman of the
                                            Board

Frank M. Cheatham                    51     Vice President-Finance,
                                            Secretary and Chief Financial
                                            Officer

Thomas A. Rubis                      44     Vice President-Operations

James P. McGowen                     49     Director

Harold Ginsburg                      49     Director

Kenneth R. Smith                     48     Director

Dewain V. Hill                       48     Director

         Michael E. Montgomery. Mr. Montgomery has been our President, Chief Executive Officer and Chairman of the Board since May 15, 2000. Mr. Montgomery has also served as a member of our board of directors since June 15, 2000. Mr. Montgomery has over 15 years of experience in the energy industry with extensive involvement in the operations and acquisitions areas. Since its inception in 1987, Mr. Montgomery has served as the President of Montgomery Petroleum, Inc., an independent oil and gas company that he founded, and also served from June 1998 to October 2000 as the Managing General Partner of MBOE Oil and Gas Limited Partnership, a private oil and natural gas enterprise. Additionally, Mr. Montgomery has also served as the president of Montgomery Development, Inc. since 1997. Mr. Montgomery has extensive experience in the commercial banking industry and served as a director of Bent Tree National Bank from 1994 until 1996. Mr. Montgomery holds a Bachelor of Arts degree in finance from Southern Methodist University and dedicates approximately 90% of his time during normal business hours to our business.

         Frank M Cheatham. Mr. Cheatham was appointed as Vice President-Finance and Chief Financial Officer in October 2000. Mr. Cheatham has spent over 20 years in the energy industry, with extensive experience in accounting, finance and administration. From 1997 to 1998, he served as the Vice President of Quality Management of Triton Energy Limited, a New York Stock Exchange international exploration and production company. From 1995 to 1997, Mr. Cheatham served as the Vice President of Financial Planning of Triton. From 1980 to 1995, he held various other executive positions with Triton. From 1975 to 1980, Mr. Cheatham worked as a public accountant. Mr. Cheatham holds a Bachelor of Science degree from Louisiana State University.

         Thomas A. Rubis. Mr. Rubis was appointed as Vice President-Operations in October 2000. Mr. Rubis has over 20 years of experience in the energy industry. From 1982-1989, he was employed by the United States division of PanCanadian Petroleum Company. From 1989 until 1992, Mr. Rubis was employed as an Area Engineer with COHO Resources, Inc., and until 1995, as Production Manager for National Energy Group, Inc. Since 1996, Mr. Rubis has operated a private petroleum company, Rubis Oil, Inc., which concentrated its operations in Central and East Texas. Mr. Rubis holds a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and dedicates substantially all of his efforts during normal business hours to our business.

         James P. McGowen. Mr. McGowen has served on our board of directors since 1992, and previously served as our President and Chief Executive Officer from 1992 until the appointment of Mr. Montgomery as his successor. Since May 2000, Mr. McGowen has been a partner of the law firm of Holmes, McGowen and Herrington in Dallas, Texas. Mr. McGowen has over 26 years of experience in the oil and natural gas industry, and was previously employed in multiple executive capacities with several oil and natural gas companies directly and indirectly owned by the Hunt family of Dallas, Texas. Mr. McGowen served as the President of the American Association of Petroleum Landmen from June 1993 to June 1994, and holds a Bachelor of Arts degree from Southeastern Oklahoma State University and a Juris Doctorate degree from Texas Weslyan University.

         Harold H. Ginsburg. Mr. Ginsburg was elected to our board of directors on June 15, 2000. In 1991, Mr. Ginsburg was appointed and presently serves as the Managing Principal of Southern Asset Service Corporation, a commercial real estate consulting and brokerage firm, and has over 25 years of experience in the commercial real estate industry. Mr. Ginsburg also serves as a director of Lone Star Bank of Dallas, Texas and has served on the board of directors of Allied Bank of Dallas, Texas, American Bank of Denison, Texas, American Bank of Sherman, Texas and North American Bank Shares. He holds a Bachelor of Arts degree from the University of Texas at Austin, and also serves as a member of our audit committee.

         Kenneth R. Smith. Mr. Smith joined our board of directors on June 15, 2000. Since 1989, Mr. Smith has served as the President of Stanford Financial in Dallas, Texas. Since 1990, Mr. Smith has been actively involved in oil, natural gas and real estate enterprises as a private investor. Mr. Smith has over 20 years of experience in the banking industry and has held various executive and managerial positions with Bank Texas, N.A., First City Bank of Dallas and G.E. Capital. Mr. Smith holds a Bachelor of Science degree in finance from Louisiana State University, and also serves as a member of our audit committee.

         Dewain V. Hill. Mr. Hill joined our board of directors on June 15, 2000. Mr. Hill has over 25 years of experience in the banking industry. Since 1996, he has served as Managing Executive of Northern Trust Bank of Texas, N.A. From 1988 until 1996, he served as the President of Bent Tree National Bank of Dallas, Texas. Mr. Hill holds a Bachelor of Arts degree from Texas Christian University, and also serves as a member of our audit committee.

         Our directors serve one-year terms, and must stand for re-election each year at the annual meeting of our stockholders. Our next annual meeting of stockholders is scheduled to take place in January 2002.

ITEM 6.           EXECUTIVE COMPENSATION

COMPENSATION OF OFFICERS

         The following table shows the compensation of our chief executive officer for the fiscal year ended September 30, 2000.


                           SUMMARY COMPENSATION TABLE

                                                                                              LONG TERM
                                      ANNUAL COMPENSATION                                   COMPENSATION
                             -----------------------------------                 -----------------------------------
                             FISCAL YEAR                                                      NUMBER OF
                                ENDED                                 OTHER      RESTRICTED  SECURITIES
                              SEPTEMBER                               ANNUAL       STOCK     UNDERLYING       LTIP      ALL OTHER
NAME AND PRINCIPAL POSITION      30,         SALARY        BONUS      COMP.        AWARDS      OPTIONS       PAYOUTS   COMPENSATION
---------------------------  -----------    -------        -----      -----      ----------  ----------      -------   ------------
James P. McGowen                2000(l)     $75,000        $ -0-       -0-(3)        -0-         -0-          -0-            -0-
  President, Chief
  Executive Officer and
  Chairman
     of the Board

Michael E. Montgomery           2000(2)     $40,000(4)     $ -0-       -0-           -0-         -0-          -0-            -0
  President, Chief
  Executive Officer and
  Chairman
     of the Board

----------

    (1)  Mr. McGowen resigned as an officer effective May 15, 2000.

    (2) Mr. Montgomery was appointed as our President effective May 15, 2000, as our Chairman of the Board effective June 15, 2000 and as Chief Executive Officer effective November 16, 2000.

    (3) In April, 2000, Mr. McGowen entered into an agreement with us whereby Mr. McGowen forgave $160,000 that we owned him under a deferred compensation arrangement, in exchange for certain of our assets. None of the deferred compensation forgiven by Mr. McGowen was earned during fiscal 2000.

    (4) In August 2000, our Board of Directors approved a deferred compensation plan for Mr. Montgomery. Under the terms of the plan, Mr. Montgomery is now permitted to defer up to 50% of his yearly base salary. However, since Mr. Montgomery's employment with us did not begin until May 15, 2000, he was able to defer all $40,000 of his base salary for fiscal 2000. We paid this amount to Mr. Montgomery in January, 2001.

         The preceding table shows all the cash compensation paid or to be paid, as well as certain other non-cash compensation paid or accrued, during the fiscal years indicated, to our chief executive officers in all capacities in which they served.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

         As of September 30, 2000, we had not granted stock options or stock appreciation rights to any of our employees.

         In October 2000, our board of directors approved the Trek Resources, Inc. 2000 Stock Option Plan. This plan was also approved by our shareholders at a special meeting held on January 25, 2001. The plan permits us to grant our directors, officers and employees options to purchase up to 3,500,000 shares of common stock. We have discretion in establishing the terms and conditions of each option award made under the plan, as long as the awards comply with the parameters established in the plan. As of February 28, 2001, we had granted a total of 1,860,000 options to purchase our common stock, 465,000 of which were vested and exercisable as of that date. The following table provides information regarding the options granted in October 2000 to our named executive officers:

                              INDIVIDUAL GRANTS
                        -----------------------------
                        NO. OF SECURITIES
                           UNDERLYING        EXERCISE       EXPIRATION
            NAME         OPTIONS GRANTED       PRICE           DATE
            ----        -----------------    --------       ----------

Michael E. Montgomery       400,000            $.16      November 2, 2010
James P. McGowen            200,000            $.16      November 2, 2010

COMPENSATION OF DIRECTORS

         Our directors do not receive cash retainers or meeting fees for their board service. On October 1, 2000, we granted each of our non-executive directors an option to purchase up to 200,000 shares of our common stock at $.16 per share. The terms of the option grants provide that each director may exercise up to 50,000 options immediately. The remaining portion of the options vest and become exercisable in three equal annual installments, beginning on November 1, 2001. All unvested options are forfeited on the date that the director's service on our board of directors terminates. Additionally, we reimburse our directors for travel, lodging, and related expenses they may incur attending board of directors and committee meetings.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MR. MICHAEL E. MONTGOMERY

         In May 2000, we issued 1,000,000 shares of our common stock to Michael
E. Montgomery in exchange for oil and natural gas properties located throughout Texas, Oklahoma and New Mexico. At the time of the acquisition, the acquired properties were estimated to contain net proved reserves of 3,400 Bbls of oil and 96,000 Mcf of natural gas. Based on these reserve estimates, we estimated the value of these properties to be approximately $200,000. The number of shares issued to Mr. Montgomery in this transaction was based on a $.20 per share market price for our common stock at the time of the transaction. The shares were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. In August 2000, Montgomery Petroleum, Inc., a company that is wholly-owned by Mr.

Montgomery, loaned us $115,000. The loan is unsecured, has a one year term and bears interest at a rate of 9.5% per annum. We used the proceeds of this loan for general corporate and administrative purposes. As of September 30, 2000, the remaining principal balance of this loan was $30,000.

         We share office space and personnel with Montgomery Petroleum and other entities that are owned by Mr. Montgomery. We are billed for the fair market value of the office space and services that we use, based on the costs incurred by the providing entity. As of September 30, 2000, we had paid a total of $13,014 for these items.

MR. JAMES P. MCGOWEN


         In May 2000, we transferred to Mr. McGowen various oil and natural gas interests that were estimated to have a market value of $16,000 based upon a reserve study prepared by our internal petroleum engineer, a vehicle with an estimated market value of $33,000, $55,000 in cash and 250 acres of undeveloped oil and natural gas properties. Further, we also transferred selected items of office furniture, equipment and supplies with an estimated market value of $5,700 to Mr. McGowen. The various assets transferred to Mr. McGowen had an aggregate value of approximately $110,000. In exchange, Mr. McGowen agreed to assume liabilities of $13,000 related to these assets, as well as selected lease obligations for our prior office space and office equipment. Additionally, Mr. McGowen agreed to cancel a debt of $160,000 that we owed him under a deferred compensation arrangement. Mr. McGowen, who served as our president from 1992 until the appointment of Mr. Montgomery, remains active as a member of our board of directors. The foregoing transactions with Mr. McGowen were unanimously approved by our board of directors.


         In May 1999, we paid a finder's fee of $79,450 to Gross Real Estate and Investment Co. in connection with our acquisition of natural gas wells located in Vermillion Parish, Louisiana. Gross Real Estate is owned by Mr. McGowen's brother. See "Part I - Item I - Description of Business - Developments During Fiscal 1999."

         Gross Real Estate also owns interests in selected oil and natural gas properties that we own. We have entered into various agreements with Gross Real Estate concerning the operation of these properties. The income received by Gross Real Estate from these properties does not exceed $60,000 on an annual basis.

         During fiscal 2000, we engaged a law firm in which Mr. McGowen is a partner to perform legal services for us. The total amount of fees that we paid for these services did not exceed $60,000.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

         Our Certificate of Incorporation authorize 50,000,000 shares of common stock, par value $.01 per share. Shares of our common stock do not have any preemptive or other subscription rights, are not convertible into any other type of our securities and are not redeemable. Each share of common stock has one vote on all matters that require stockholder action and cumulative voting is not permitted. In the event of our liquidation, holders of our common stock will receive a proportionate distribution of our assets, but only after we satisfy all claims of secured and unsecured creditors and any preferential liquidation rights of holders of our preferred stock.

         Holders of Common Stock will receive dividends, if and when declared by our board of directors, from funds legal available for dividend payments, but only after the satisfaction of any preferential rights of holders of our preferred stock. We have not paid dividends on our common stock in the past, and do not anticipate the payment of dividends in the foreseeable future.

PREFERRED STOCK

         Pursuant to our Certificate of Incorporation, we may issue up to 20,000,000 shares of preferred stock with a par value of $.01 per share. Our board of directors has the right to subdivide shares of our preferred stock into series, and to determine the powers, qualifications, limitations, restrictions, designations, rights, preferences or other variations within each class of preferred stock that we may issue. This right is exercisable by corporate resolution from time to time as the board of directors deems appropriate. Currently, we do not have any shares of preferred stock outstanding. However, the ability of our board of directors to issue preferred stock with rights more favorable than our common stock could make it more difficult for a third party to acquire control of us, even if that change of control may benefit our stockholders.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

MARKET INFORMATION FOR OUR COMMON STOCK

         Our common stock is currently traded on the over-the-counter market and is quoted in the "pink sheets" published by the National Quotation Bureau under the symbol "TKRD." The trading in our common stock is extremely limited. The following table sets forth the quarterly high and low bid prices from October 1, 1998 through March 31, 2001, based upon quotations periodically published in the OTC "pink sheets". All price quotations represent prices between dealers, without retail mark-ups, mark-downs or commissions and may not represent actual transactions.


                                               HIGH       LOW
                                             --------   --------
Year ended September 30, 1999
First Quarter ............................   $    .15   $    .06
Second Quarter ...........................   $    .10   $   .065
Third Quarter ............................   $    .11   $   .045
Fourth Quarter ...........................   $    .08   $   .045
Year ended September 30, 2000
First Quarter ............................   $    .07   $ .03125
Second Quarter ...........................   $    .17   $  .0325
Third Quarter ............................   $    .25   $    .10
Fourth Quarter ...........................   $    .42   $    .16
Three Months ended December 31, 2001 .....   $    .26   $    .11
Three Months ended March 31, 2001 ........   $    .43   $    .15
Three Months ended June 30, 2001 .........   $    .20   $    .14



         The bid price for our common stock was $.12 on August 22, 2001.

OUR STOCKHOLDERS

         According to the records of our transfer agent, there were approximately 457 holders of record of our common stock on June 30, 2001 (not including nominee holders such as banks and brokerage firms who hold shares for beneficial holders).

OUR DIVIDEND POLICY

         We have not paid any cash dividends on our common stock, and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our credit facility currently prohibits us from paying dividends. We anticipate that any income generated in the foreseeable future will be retained for the development and expansion of our business. Our future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, debt service, capital requirements, restrictions in our credit facility, business conditions, our financial condition and other factors that our board of directors deems relevant.

ITEM 2. LEGAL PROCEEDINGS


         As of June 30, 2001, we were not involved in any legal proceedings other than ordinary routine litigation incidental to our business, the outcome of which we believe will not have a material adverse effect on our financial condition or results of operations.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Effective August 31, 1999, the accounting firm of King Griffin & Adamson resigned as our independent auditor. On June 29, 2000, our board of directors approved the engagement of Ernst & Young LLP as our independent auditor for fiscal 1999 and 2000.

         The audit reports of King Griffin & Adamson did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. We did not have any disputes with King Griffin & Adamson on any matter of accounting principles or practices, financial statement disclosures or auditing scope procedure which, if not resolved to the satisfaction of King Griffin & Adamson, would have caused King Griffin & Adamson to make reference to the subject matter in their reports.

         A copy of the disclosure made in response to this item has been provided to King Griffin & Adamson. Their response, indicating agreement with these statements, is attached as an exhibit to this registration statement.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         Beginning on February 7, 2001, we issued shares of common stock to our shareholders in connection with our re-incorporation merger into the state of Delaware. These shares of common stock were issued to replace shares of the previously outstanding shares of common and preferred stock in the Utah corporation that was our predecessor in interest. The shares of common stock issued in this transaction did not involve a sale of securities pursuant to Rule 145(a) promulgated under the Securities Act of 1933, as the sole purpose of the re-incorporation merger was to change our state of domicile from

Utah to Delaware.

         On May 1, 2000, we issued 1,000,000 shares of our common stock to Michael E. Montgomery in exchange for various oil and natural gas assets. We appraised the value of the of the assets received to be approximately $200,000. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as it only involved one offeree and did not involve a general solicitation or public offering.

         From March 1998 until February 7, 2001, we issued a total of 3,602,946 shares of our common stock to certain of our stockholders upon the conversion of an aggregate of 600,491 shares of our previously outstanding preferred stock. Each share of our preferred stock was convertible into six shares of our common stock at the option of our preferred stockholders. The issuance of shares of common stock in these conversions were exempt from registration pursuant to
Section 3(a)(9) of the Securities Act of 1933. On February 7, 2001, all of our remaining shares of preferred stock were automatically converted into shares of our common stock in connection with our re-incorporation merger, as described above.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Our certificate of incorporation provides that the liability of our directors to us or any of our stockholders for monetary damages arising from acts or omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the laws of Delaware or any other applicable law. This limitation does not apply with respect to any action in which our directors would be liable under Section 174 of the General Corporation Law of the State of Delaware nor does it apply with respect to any liability in which a director:

         o        breached his duty of loyalty;
         o did not act in good faith or, in failing to act, did not act in good faith;
         o acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or
         o        derived an improper personal benefit.

         Our certificate of incorporation provides that we shall indemnify our directors, officers and employees and former directors, officers and employees to the fullest extent permitted by the laws of Delaware or any other applicable law. Pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware, we have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action which we bring or that is brought in our behalf) by reason of the fact that he is or was our director, officer, employee, or agent, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in our best interest, or not opposed to our best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         The power to indemnify applies to actions which we bring or which are brought on our behalf as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself. Further, we will not provide indemnification in the event of any adjudication of negligence or misconduct unless a court of competent jurisdiction, in its discretion, believes that in light of all the circumstances indemnification should apply.

         The indemnification authorized under the Delaware statute is not exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

         We do not currently have directors' and officers' liability insurance covering claims against our directors and officers in their official capacities. We plan to obtain this type of insurance policy for our directors and officers in the near future.

                                    PART F/S
                              FINANCIAL STATEMENTS
                              TREK RESOURCES, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS


Audited Financial Statements, Years ended September 30, 2000 and 1999:
      Report of Independent Auditors.................................................................  F-3
      Balance Sheets.................................................................................  F-4
      Statements of Operations.......................................................................  F-5
      Statements of Stockholders' Equity.............................................................  F-6
      Statements of Cash Flows.......................................................................  F-7
      Notes to Financial Statements..................................................................  F-8

Unaudited Financial Statements, Three months and Nine months ended June 30, 2001 and 2000, respectively:
      Condensed Balance Sheets....................................................................... F-27
      Condensed Statements of Operations............................................................. F-28
      Condensed Statements of Cash Flows............................................................. F-29
      Notes to Condensed Financial Statements........................................................ F-30

Unaudited Pro Forma Combined Condensed Financial Statement for Petro-Hunt and
   Citation Properties, Year ended September 30, 2000:
      Pro Forma Combined Condensed Statement of Operations........................................... F-36
      Notes to Pro Forma Combined Condensed Statement of Operations.................................. F-38

Audited Financial Statements of the Petro-Hunt Properties, Period from January 1, 2000 to date of acquisition, June 30, 2000:
      Report of Independent Auditors................................................................. F-39
      Statement of Revenues and Direct Operating Expenses............................................ F-40
      Notes to Statement of Revenues and Direct Operating Expenses................................... F-41

Audited Financial Statements of the Citation Properties, Period from January 1, 2000 to date of acquisition, August 1, 2000:
      Report of Independent Auditors................................................................. F-45
      Statement of Revenues and Direct Operating Expenses............................................ F-46
      Notes to Statement of Revenues and Direct Operating Expenses................................... F-47

Unaudited Financial Statements of the Petro-Hunt Properties, Year ended December 31, 1999:
      Statement of Revenues and Direct Operating Expenses............................................ F-51
      Notes to Statement of Revenues and Direct Operating Expenses................................... F-51

Unaudited Financial Statements of the Citation Properties, Year ended December 31, 1999
      Statement of Revenues and Direct Operating Expenses............................................ F-55
      Notes to Statement of Revenues and Direct Operating Expenses................................... F-55

Audited Financial Statements for the Edwards Acquisition, Year ended September 30, 2000:
      Report of Independent Auditors................................................................. F-59
      Statements of Revenues and Direct Operating Expenses........................................... F-60
      Notes to Statements of Revenues and Direct Operating Expenses.................................. F-61

Unaudited Pro Forma Combined Condensed Financial Statements for Edwards Acquisition,
   Year Ended September 30, 2000:
      Pro Forma Combined Condensed Statements of Operations.......................................... F-64
      Notes to Pro Forma Combined Condensed Financial Statements..................................... F-67

                         Report of Independent Auditors

The Board of Directors and Stockholders
Trek Resources, Inc. (formerly, McGowen Resources Company, Inc.)

We have audited the accompanying balance sheets of Trek Resources, Inc. (formerly, McGowen Resources Company, Inc.) as of September 30, 2000 and 1999, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trek Resources, Inc. (formerly, McGowen Resources Company, Inc.) as of September 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                      /s/ Ernst & Young LLP

Dallas, Texas
December 15, 2000
Except for Notes 4 and 16, as to which
  the date is February 12, 2001

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                                 Balance Sheets

                                                                  SEPTEMBER 30,
                                                               2000            1999
                                                           ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents                                $    577,123    $     76,450
  Accounts receivable, net of allowance of
    $78,481 and $66,264                                       1,234,928         269,098
  Other                                                              --          32,643
                                                           ------------    ------------
Total current assets                                          1,812,051         378,191

Property and equipment at cost:
  Oil and gas properties, full cost method of accounting     12,865,122       8,451,442
  Other                                                          18,565          42,642
                                                           ------------    ------------
                                                             12,883,687       8,494,084
Less accumulated depreciation and depletion                   3,448,789       3,153,349
                                                           ------------    ------------
Net property and equipment                                    9,434,898       5,340,735

Other assets                                                    128,756          44,725
                                                           ------------    ------------
Total assets                                               $ 11,375,705    $  5,763,651
                                                           ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                         $    509,741    $    133,502
  Accrued liabilities                                           385,146          88,853
  Current portion of long-term debt                             320,000           4,753
  Payable to related parties                                     70,000         160,000
                                                           ------------    ------------
Total current liabilities                                     1,284,887         387,108

Long-term debt                                                8,720,000       4,261,289

Deferred revenue                                                     --         438,351

Commitments and contingencies (Note 13)

Stockholders' equity:
  Preferred stock, $0.10 par value; 20,000,000 shares
    Authorized; 3,149,360 and 3,649,026 shares issued
    At September 30, 2000 and 1999, respectively                314,936         364,903
  Common stock, $0.01177 par value; 50,000,000
    Shares authorized; 16,478,648 and 12,455,352 shares
    Issued at September 30, 2000 and 1999, respectively         164,786         124,553
  Treasury stock, 171,428 shares                                (47,886)        (47,886)
  Additional paid-in capital                                  7,384,244       7,171,446
  Accumulated deficit                                        (6,445,262)     (6,936,113)
                                                           ------------    ------------
Total stockholders' equity                                    1,370,818         676,903
                                                           ------------    ------------
Total liabilities and stockholders' equity                 $ 11,375,705    $  5,763,651
                                                           ============    ============

See accompanying notes.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                            Statements of Operations

                                                             YEARS ENDED
                                                            SEPTEMBER 30
                                                        2000            1999
                                                    ------------    ------------

Revenues - oil and gas sales                        $  2,866,481    $  1,301,513

 Costs and expenses:
   Lease operating expenses                            1,258,598         585,915
   General and administrative                            367,930         340,695
   Depreciation, depletion, and amortization             303,429         707,737
   Impairment of producing properties                         --       1,811,490
                                                    ------------    ------------
 Total costs and expenses                              1,929,957       3,445,837
                                                    ------------    ------------
 Income (loss) from operations                           936,524      (2,144,324)

 Other income (expenses):
   Interest expense                                     (478,397)       (351,239)
   Interest and dividend income                           10,711           8,759
   Other                                                  22,013         (10,662)
                                                    ------------    ------------
 Total other income (expenses)                          (445,673)       (353,142)
                                                    ------------    ------------
 Net income (loss)                                  $    490,851    $ (2,497,466)
                                                    ============    ============

 Weighted average common shares outstanding           14,364,304      12,455,352
                                                    ============    ============

 Net income (loss) per share:
   Basic                                            $        .03    $       (.20)
                                                    ============    ============
   Diluted                                          $        .01    $       (.20)
                                                    ============    ============

See accompanying notes

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                       Statements of Stockholders' Equity

                                       PREFERRED STOCK                COMMON STOCK          ADDITIONAL
                                  --------------------------    -------------------------     PAID IN
                                     SHARES         AMOUNT         SHARES        AMOUNT       CAPITAL
                                  -----------    -----------    -----------   -----------   -----------
Balance at September 30, 1998       3,649,026    $   364,903     12,455,352   $   124,553   $ 7,171,446
  Change in marketable
     securities classification             --             --             --            --            --
  Net loss                                 --             --             --            --            --
Comprehensive income (loss)
                                  -----------    -----------    -----------   -----------   -----------
Balance at September 30, 1999       3,649,026        364,903     12,455,352       124,553     7,171,446
  Issuance of common stock for:
     Oil and gas properties                --             --      1,000,000        10,000       190,000
     Other                                 --             --         25,300           253         2,811
  Conversion of preferred stock      (499,666)       (49,967)     2,997,996        29,980        19,987
  Net income                               --             --             --            --            --
Comprehensive income (loss)
                                  -----------    -----------    -----------   -----------   -----------
Balance at September 30, 2000       3,149,360    $   314,936     16,478,648   $   164,786   $ 7,384,244
                                  ===========    ===========    ===========   ===========   ===========

                                                    ACCUMU-
                                                     LATED
                                                  OTHER COM-      COMPRE-
                                    ACCUMU-       PREHENSIVE      HENSIVE
                                     LATED          INCOME         INCOME        TREASURY
                                    DEFICIT         (LOSS)         (LOSS)         STOCK          TOTAL
                                  -----------    -----------    -----------    -----------    -----------
Balance at September 30, 1998     $(4,438,647)   $   (23,676)            --    $   (47,886)   $ 3,150,693
                                  -----------    -----------    -----------    -----------    -----------
  Change in marketable
     securities classification             --         23,676         23,676             --         23,676
  Net loss                         (2,497,466)            --     (2,497,466)            --     (2,497,466)
                                                                -----------
Comprehensive income (loss)                                      (2,473,790)                           --
                                  -----------    -----------    -----------    -----------    -----------
Balance at September 30, 1999      (6,936,113)            --             --        (47,886)       676,903
  Issuance of common stock for:
     Oil and gas properties                --             --                            --        200,000
     Other                                 --             --                            --          3,064
  Conversion of preferred stock            --             --                            --             --
  Net income                          490,851                       490,851                       490,851
                                                                -----------
Comprehensive income (loss)                                         490,851
                                  -----------    -----------    -----------    -----------    -----------
Balance at September 30, 2000     $(6,445,262)            --             --    $   (47,886)   $ 1,370,818
                                  ===========    ===========    ===========    ===========    ===========

See accompanying notes.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)
                            Statements of Cash Flows

                                                                        YEARS ENDED
                                                                       SEPTEMBER 30
                                                                    2000           1999
                                                                -----------    -----------
OPERATING ACTIVITIES
Net income (loss)                                              $   490,851    $(2,497,466)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Depreciation, depletion and amortization                       303,429        707,737
    Impairment of producing properties                                  --      1,811,490
    Amortization of deferred financing costs                         6,346          2,880
    Stock portion of compensation expense                            3,064             --
    Amortization of deferred revenue                                    --        (11,649)
    Sale of marketable securities                                  (15,514)        23,676
    Changes in working capital:
      Increase in accounts receivable                             (965,830)       (25,160)
      Increase in accounts payable                                 355,539         57,235
      Increase (decrease) in accrued liabilities                   296,293        (22,898)
      Increase in payable to related party                          40,000             --
                                                               -----------    -----------
Net cash provided by operating activities                          514,178         45,845
INVESTING ACTIVITIES
Purchases of oil and gas properties                             (5,707,753)    (1,565,238)
Sale of oil and gas properties                                     997,013             --
Sale of production payment                                              --        450,000
Additions to other property and equipment                          (23,029)       (36,360)
Increase in certificates of deposit                                (35,000)            --
Purchases of marketable securities                                 (13,561)            --
Proceeds from sale of marketable securities                         61,717         21,535
Decrease (increase) in security deposits                           (32,627)         3,401
Decrease in note payable                                                --          8,740
                                                               -----------    -----------
Net cash used by investing activities                           (4,753,240)    (1,117,922)
FINANCING ACTIVITIES
Proceeds from long-term borrowings, net of
  deferred financing costs                                       5,547,250      1,370,000
Retirement of long-term debt                                      (782,725)      (348,808)
Related party borrowings                                           115,000             --
Repayment of related party debt                                   (139,790)          (857)
                                                               -----------    -----------
Net cash provided by financing activities                        4,739,735      1,020,335
                                                               -----------    -----------

Net increase (decrease) in cash and cash equivalents               500,673        (51,742)
Cash and cash equivalents at beginning of year                      76,450        128,192
                                                               -----------    -----------
Cash and cash equivalents at end of year                       $   577,123    $    76,450
                                                               ===========    ===========

See accompanying notes.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                          Notes to Financial Statements


1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY

The Company was organized on September 7, 1983, as a Utah corporation under the name Quasar-Tech, Inc. (Quasar), a public company. McGowen Oil and Gas Corporation (McGowen) was organized on May 15, 1991, for the purpose of exploring and developing oil and gas properties in the United States. On August 4, 1992, McGowen entered into a business combination with Quasar, whereby McGowen exchanged all of its outstanding shares for 1,250,000 shares of common stock and 3,000,000 shares of preferred stock of Quasar. This business combination was accounted for as a reverse merger under the purchase method whereby McGowen was the acquirer and Quasar the survivor. In 1992 Quasar changed its name to McGowen Resources Company, Inc. The Company commenced oil and gas operations in December 1993.

Effective May 1, 2000, the Company issued 1,000,000 shares of common stock for oil and gas properties pursuant to an exchange agreement involving the Company, its then President and majority shareholder, James P. McGowen, and the Company's current President, Michael E. Montgomery. The agreement also provided for the transfer of cash, oil and gas properties, and other assets to Mr. McGowen in exchange for his assumption of an outstanding lease and a related party obligation in the amount of $160,000. It was further agreed that the Company's name would be changed, and that Mr. McGowen would resign as President and Chairman of the Board of Directors and grant a voting proxy to Mr. Montgomery, who succeeded him in these offices. Mr. McGowen continues to serve as a member of the Company's Board of Directors. The subsequent name change was to "Trek Resources, Inc." in July 2000.

BASIS OF ACCOUNTING AND REVENUE RECOGNITION

It is the Company's policy to prepare its financial statements using the accrual method of accounting in accordance with generally accepted accounting principles. Receipts are recorded as revenue during the period in which they are earned and expenses are recognized during the period in which the related liability is incurred.

Revenues from oil and gas activities are generally recorded using the sales method, net of royalties and net profits interest. Under the sales method, revenues are recorded based on the Company's net revenue interest in production taken for delivery. Whenever deliveries exceed the Company's entitlement, and the cumulative overproduced amount is greater than its share of remaining estimated reserves, the Company recognizes the imbalance as a liability on its balance sheet. A receivable may also be recognized in cases where the remaining reserves of underproduced owners are insufficient to settle imbalances. The Company's proved reserves may be subject to adjustment in the case of producer imbalances. Imbalances were not significant at September 30, 2000 and 1999.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ENVIRONMENTAL MATTERS

Environmental costs are expensed or capitalized depending on their future economic benefit. Costs that relate to an existing condition caused by past operations that have no future economic benefit are expensed. Liabilities for future expenditures of a noncapital nature are recorded when such expenditures and/or remediation activities are deemed probable, and the costs can be reasonably estimated. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. The Company believes that its costs of compliance with environmental laws and regulations have not had and will not have a material effect on the Company's financial position or results of operations.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents, which at September 30, 2000 and 1999 were comprised of various bank operating accounts and a daily swept money fund account. Such investments are stated at cost, which approximates market value.

INCOME (LOSS) PER COMMON SHARE

Basic income (loss) applicable to common stock is based on the weighted average number of shares of common stock and common stock equivalents outstanding. Diluted income (loss) per common share assumes the conversion of all securities that are exercisable or convertible into common shares that would have a dilutive effect during the period.

STOCK-BASED COMPENSATION

In accordance with the Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply the provisions of Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock-based compensation plans. Under APB 25, compensation is measured as the excess, if any, of the quoted market price of the Company's common stock over its acquisition price at the date of grant.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

The Company follows the full cost method of accounting for its oil and gas exploration and producing activities. Under the full cost method, all costs incurred in connection with the acquisition, exploration, and development of oil and gas properties are capitalized when incurred. Costs include lease acquisition, geological and geophysical expenditures, the cost of drilling both productive and nonproductive wells, and overhead associated directly with exploration, and land acquisition activities. All capitalized costs, plus the undiscounted estimated future development costs of proved undeveloped reserves and estimated future dismantlement and abandonment costs, are depleted using the unit-of-production method based on total proved reserves. Costs associated with unproved properties that are not subject to amortization are periodically assessed for impairment. If determined to be impaired, such costs are reflected in the full-cost pool, subject to the ceiling limitation as described below. When properties are disposed of, the proceeds from disposition are applied as a reduction of capitalized costs and no gain or loss is recognized unless such disposition significantly changes the reserve quantities.

Costs capitalized under the full-cost method of accounting are subject to a ceiling limitation, whereby the net capitalized costs of oil and gas properties, less related deferred income taxes, cannot exceed the sum of the estimated future net revenues from the properties, discounted at 10%; unevaluated costs not being amortized; and the lower of cost or estimated fair value of unproved properties being depleted; less income tax effects related to differences between the financial statement basis and tax basis of oil and gas properties.

Support equipment and facilities are depreciated using the unit-of-production method based on total field-level reserves. Other property and equipment, which includes office equipment, software, and vehicles, are depreciated using the straight-line method over estimated useful lives ranging from three to five years.

INCOME TAXES

Deferred tax assets or liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities. These balances are measured using tax rates in effect for the year in which the

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

differences are expected to reverse. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

RISK MANAGEMENT AND RECENT ACCOUNTING PRONOUNCEMENT

Oil and gas sales by the Company are normally priced with reference to a defined benchmark, such as light, sweet crude oil (West Texas Intermediate Crude Oil or WTI) traded on the New York Mercantile Exchange (NYMEX). Actual prices received vary from this benchmark depending on quality and location differentials. From time to time it is the Company's policy to use financial market hedges and other transactions with creditworthy counterparties to reduce risk associated with the pricing of a portion of the oil and gas that it sells. The Company does not enter into such transactions for trading purposes. Gains or losses on financial market transactions that qualify for hedge accounting are recognized in oil and gas sales at the time of settlement for each transaction.

The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective October 1, 2000. The cumulative effect of adoption on this date was a loss of $227,800. SFAS No. 133 has established accounting and reporting standards for derivative instruments and for hedging activities. It requires enterprises to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. The requisite accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent items at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

2. PROPERTY AND EQUIPMENT

ACQUISITIONS AND DISPOSITIONS

Acquisitions during the years ended September 30, 2000 and 1999, were accounted for as purchases, and the results of operations for the properties acquired were included in the accompanying statements of operations from the closing date for each transaction.

On November 2, 1998, the Company acquired various oil producing properties located in Nolan County, Texas, for $1,200,000, financed by drawdowns from the Company's credit facility.

Effective May 1, 1999, the Company acquired certain Louisiana properties for $370,550, among which included a 72% net revenue interest in the C. Cormier No. 1 well. The acquisition was financed by $450,000 of net proceeds from a production payment that involved the Company's assignment of 70% of the well's gas production to Conoco, Inc. (Conoco), to be deducted in kind by Conoco up to a total volume of 400,000 Mcf. Also, under the terms of a gas purchase contract, Conoco agreed to purchase any gas produced in excess of its entitlement under the production payment. The unearned balance of the production payment at September 30, 1999, or $438,351, was reflected as deferred revenue in the accompanying balance sheets. As discussed more fully under Note 12, "Related Party Transactions," Gross Real Estate and Investment Co., a related party, was a party to this transaction.

Effective October 1, 1999, the Louisiana properties were sold for $18,842 cash, net of selling expenses, and the buyer's assumption of the $438,351 remaining production payment due Conoco. The sale did not have a material effect on the Company's reserves and, thus, no gain or loss was recognized. The capitalized costs of the Company's oil and gas properties have been reduced by the sale proceeds.

On May 5, 2000, the Company sold certain of its Texas properties for $962,751 cash, with proceeds of $300,000 applied toward the reduction of bank debt. The sale did not have a material effect on the Company's reserves and, thus, no gain or loss was recognized. The capitalized costs of the Company's oil and gas properties have been reduced by the sale proceeds.

In May 2000, the Company acquired non-operating interests in properties located in Oklahoma, Texas and New Mexico from its current President in exchange for 1,000,000 shares of the Company's common stock valued at $200,000.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

2. PROPERTY AND EQUIPMENT (CONTINUED)

The Company acquired oil and gas properties in Texas in June and August 2000 for $2,642,000 and $2,885,000, respectively. The acquisitions were financed by drawdowns from the Company's credit facility. The following unaudited pro forma results of operations for the year ended September 30, 2000, assume that the two Texas acquisitions occurred as of October 1, 1999:

Net sales and other operating revenues      $   6,863,000
Net income                                      1,874,000
Net income per share:
  Basic                                               .13
  Diluted                                             .05

IMPAIRMENTS

As a result of revising its estimate of proved oil and gas reserves at September 30, 1999, and through application of ceiling limitation rules, $1,811,490 of carrying cost associated with proved oil and gas properties was determined to be impaired during 1999.

3. OTHER ASSETS

Other assets at September 30, 2000 and 1999 consisted of certificates of deposits, security deposits and deferred financing costs, net of accumulated amortization.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

4. LONG-TERM DEBT

In December 1997, the Company entered into a revolving credit arrangement with a bank that provides up to $10,000,000 of borrowings (the Facility) and is due June 1, 2002. Borrowings under the Facility are limited by a borrowing base that is periodically reviewed and adjusted by the bank in accordance with its customary practices. The agreement has been subsequently amended, primarily to reflect changes in the borrowing base, which, at September 30, 2000, was $9,120,000.

On February 12, 2001, the agreement was amended to reflect an increase in the borrowing base to $10,500,000, subject to reduction on the first day of each month by $100,000 beginning March 1, 2001. The maturity date was also extended from June 1, 2002 to June 1, 2003.

Outstanding borrowings under the Facility bear interest at the bank's prime rate, which, at September 30, 2000 amounted to 9.5%. The weighted average interest rates for the years ended September 30, 2000, and 1999, were 9.2% and 8.0%, respectively. The Facility has a borrowing base fee equal to .5% of each increase and an annual commitment fee equal to .5% of the amount by which the borrowing base exceeds outstanding borrowings.

The Facility contains certain financial and operational covenants, the most restrictive of which require the Company to maintain minimum cash flows and net worth. Additionally, the Facility does not allow the payment of cash dividends to stockholders at any time during the term of the agreement. As of September 30, 2000, the Company was not in compliance with the bank's net worth covenant, which at that time required the Company to maintain a minimum net worth of $5,500,000, as adjusted. This requirement was subsequently waived for all periods prior to September 30, 2000, at which time the minimum was re-established at $1,100,000 plus 50% of positive net income and 100% of equity infusions for all periods subsequent to September 30, 2000. The bank has waived all instances of noncompliance with all other covenants for all periods presented in the accompanying financial statements. The waivers are confirmed in the amended credit agreement and new financial covenants have been established. The Company is in compliance with these new covenants.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

4. LONG-TERM DEBT (CONTINUED)

The Facility is collateralized by substantially all of the Company's oil and gas properties. Outstanding borrowings under the Facility at September 30, 2000 and 1999, were $9,040,000 and $4,250,000, respectively. Current maturities were $320,000 and $0 at September 30, 2000 and 1999, respectively. Related deferred financing costs of $24,324 and $7,920 at September 30, 2000 and 1999, respectively, are reflected in other assets, net of accumulated amortization. Deferred financing costs are being amortized through June 1, 2002, using the effective interest method.

Also included in long-term debt as of September 30, 1999, was an 8.5% note payable to a bank in the amount of $16,042, which includes $4,753 that was due within one year. The amortized balance of the note ($13,317) was assumed by the Company's former President when he purchased the vehicle that secured the note.

5. EMPLOYEE BENEFITS

DEFERRED COMPENSATION PLAN

In August 2000, the Board of Directors approved a nonqualified deferred compensation plan for its current President. Under the terms of the plan, the President could defer up to 50% of his calendar 2000 compensation. As of September 30, 2000, $40,000 was payable under this arrangement.

STOCK OPTION PLAN

Options to purchase common stock of the Company may be granted to employees and directors in accordance with the 2000 Trek Resources, Inc. Stock Option Plan, under which 3,500,000 shares of common stock are available for grants. The exercise price for each option must be equal to or greater than the market price of the Company's common stock on the date of grant. Grants generally become exercisable in 25% increments beginning on the date of issuance and annually thereafter. Grants, if not exercised, expire at the end of 10 years following the date of issue. As of September 30, 2000 and 1999, no options to purchase shares under this plan were outstanding. See Note 16, "Subsequent Events."

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

6. STOCKHOLDERS' EQUITY

The Company is authorized to issue 20,000,000 shares of preferred stock at a par value of $0.10. Each share of preferred stock is convertible at the option of the holder at a ratio of six shares of common stock for each share of preferred stock. Preferred stock has the same voting rights as common stock and does not accrue dividends. During the year ended September 30, 2000, 499,666 shares of preferred stock were converted into 2,997,996 common shares. See Note 16, "Subsequent Events."

The following table reconciles the numerators and denominators of the basic and diluted income (loss) per share computation for the years ended September 30, 2000 and 1999. The diluted loss per share for the year ended September 30, 1999, excludes the assumed conversion of the preferred shares since the inclusion would be antidilutive.

                                                     INCOME (LOSS)            SHARES            PER SHARE
                                                      (NUMERATOR)         (DENOMINATOR)          AMOUNT
                                                     -------------        -------------        ----------

Year ended September 30, 1999
Net loss                                             $  (2,497,466)
     Basic and diluted income per share                                      12,455,352        $    (0.20)
                                                                                               ==========

Year ended September 30, 2000
Net income                                           $     490,851
     Basic income per share                                                  14,364,304        $     0.03
                                                                                               ==========

     Dilutive effect of preferred shares                        --           20,414,392
                                                     -------------        -------------

   Diluted net income                                $     490,851
                                                     =============
     Diluted income per share                                                34,778,696        $     0.01
                                                                          =============        ==========

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

At September 30, 2000 and 1999, the Company's financial instruments included cash equivalents, accounts receivable, certificates of deposit maturing in excess of three months, debt and financial market transactions. With the exception of financial market transactions, the fair value of financial instruments approximated carrying values at September 30, 2000. The carrying amounts associated with certificates of deposit maturing in excess of three months as of September 20, 1999 and 2000 were $35,000 and $70,000, respectively. The certificates of deposit were classified as other assets in the accompanying balance sheets at those dates. As discussed more fully in Note 8, "Risk Management," the fair value of an outstanding financial swap for crude oil sales at September 30, 2000, represented a loss of $227,800, compared to a carrying value of zero. The loss was determined based on a review of broker quotes for the remaining contract quantity/period, compared to the fixed contract price for the instrument.

8. RISK MANAGEMENT

Effective September 1, 2000, the Company initiated a financial swap for crude oil sales of 200 barrels per day for a one-year period, representing approximately 30% of total equivalent sales volumes. The monthly settlement amount is calculated based on the difference between an agreed-upon fixed price of $26.25 due the Company and a floating price payable to the financial counterparty. The floating price represents the monthly average closing price for WTI as traded on the NYMEX. Net payments due the financial counterparty are deducted from proceeds arising from the physical sale of crude oil pursuant to a separate purchase agreement. For the year ended September 30, 2000, the Company realized a crude oil hedging loss of $45,056, which is reflected as a reduction in oil and gas sales in the accompanying statements of operations. Based on the existing estimated payment that would be required by the Company to terminate this agreement as of September 30, 2000, the fair value of this instrument would have represented a loss of $227,800.

9. CONCENTRATIONS OF CREDIT RISK

Financial instruments that are potentially subject to concentrations of credit risk consist of cash equivalents, certificates of deposit maturing in excess of three months, accounts receivable, and financial market transactions. However, the Company places such instruments with credit-quality financial institutions and, therefore, its risk of incurring losses is considered to be remote. At September 30, 2000, cash equivalents and certificates of deposit maturing in excess of three months amounted to $647,123. Of this, $276,873 was covered by federal depository insurance and $370,250 was uninsured.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

9. CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company currently sells its oil and gas production to approximately fifty separate purchasers, of which two accounted for 18% and 27% of fiscal 2000 sales and, in the aggregate, approximately $500,000 of outstanding accounts receivable at September 30, 2000. During 1999, sales to three purchasers accounted for 35%, 17%, and 13% of total sales, and represented outstanding accounts receivable of approximately $100,000 at September 30, 1999. The Company also uses a single counterparty to conduct financial hedging transactions.

The Company does not believe that the loss of any single purchaser of its crude oil and natural gas, a joint owner in its property, or a financial counterparty would have a material adverse effect on its operations.

10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax provisions. The Company has net deferred tax assets of approximately $1,693,000 at September 30, 2000, and $1,876,000 at September 30, 1999.

A reconciliation of the differences between the Company's applicable statutory tax rate and its effective income tax rate and a schedule showing the significant components of the net deferred tax asset follow:

                                            2000            1999
                                         -----------     -----------
Tax provision at statutory tax rate               34%            (34)%
Increase (decrease) resulting from:
  Net change in valuation allowance              (37)             39
  State and local taxes                            5              (5)
  Other                                           (2)             --
                                         -----------     -----------
Effective tax rate                                --%             --%
                                         ===========     ===========

Deferred tax asset:
  Impairment of oil and gas properties   $   684,439     $   706,481
  Net operating loss carryforwards           980,192       1,143,927
  Other                                       28,585          25,843
                                         -----------     -----------
  Gross deferred tax asset                 1,693,216       1,876,251
  Less valuation allowance                (1,693,216)     (1,876,251)
                                         -----------     -----------
Net deferred tax asset                   $        --     $        --
                                         ===========     ===========

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

10. INCOME TAXES (CONTINUED)

Due to a lack of earnings history, it cannot be determined that the deferred tax assets will more likely than not be realized. As a result, an offsetting valuation allowance of approximately $1,693,000 and $1,876,000 has been recorded at September 30, 2000 and 1999, respectively. At September 30, 2000 and 1999, the Company had net operating loss carryforwards for tax purposes of approximately $2,500,000 and $2,900,000, respectively, that are available to offset future income tax liabilities. If not previously utilized, these net operating losses principally expire as follows: $800,000 in 2002, $300,000 in 2006, $1,100,000 in 2009, and $300,000 in 2019.

11. STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash payments and noncash investing and financing activities for the years ended September 30 are as follows:


                                                                               2000         1999
                                                                             ---------    ---------

Cash paid during the year for:
  Interest                                                                   $ 672,050    $ 350,474
Noncash investing and financing activities:
  Issuances of common stock for property and equipment and compensation:
     Oil and gas properties                                                    200,000           --
     Compensation expense                                                        3,064           --
     Common stock                                                              (10,253)          --
     Additional paid in capital                                               (192,811)          --
  Exchange of oil and gas properties and other assets to related party for forgiveness and assumption of debt:
     Oil and gas properties:                                                   (79,409)          --
     Other property and equipment                                              (39,118)          --
     Payable to related parties ($160,000 less $54,790 cash payment)           105,210           --
     Long-term debt                                                             13,317           --
  Exchange of oil and gas properties for assumption of production payment:
     Oil and gas properties                                                   (438,351)          --
     Deferred revenue                                                          438,351           --
  Conversion of preferred stock into common stock:
     Preferred stock                                                            49,967           --
     Common stock                                                              (29,980)          --
     Additional paid in capital                                                (19,987)          --

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

12. RELATED PARTY TRANSACTIONS

In connection with the acquisition of C. Cormier No. 1 well in 1999, discussed more fully under Note 2, "Property and Equipment," Gross Real Estate and Investment Co., a company owned by a relative of James McGowen, received a finder's fee of $79,450. Gross Real Estate and Investment Co. is also a co-owner of oil and gas properties held by the Company.

Commencing in June 2000, a law firm of which Mr. McGowen is a partner, provided legal services to the Company principally in connection with the May 2000 sale and the June 2000 acquisition of properties in Texas, as discussed more fully under Note 2, "Property and Equipment." For the year ended September 30, 2000, the Company was billed $31,462 for these services.

As discussed more fully in Note 1, "History," in connection with an exchange agreement dated April 26, 2000, Mr. McGowen acquired or assumed certain assets and obligations of the Company and forgave a liability for $160,000 in unpaid salary due him. At September 30, 1999, the outstanding balance of unpaid salary reflected in the accompanying balance sheets was $160,000.

In August 2000, Montgomery Petroleum, Inc. (MPI), a company owned by Mr. Montgomery, loaned the Company $115,000. The loan, together with interest at 9.5% per annum, is payable on or before August 2001. The outstanding balance due under the note as of September 30, 2000, was $30,000. In addition, compensation due Mr. Montgomery under a nonqualified deferred compensation plan amounted to $40,000 at September 30, 2000.

The Company currently shares or subleases office space from MPI, and shares office supplies, personnel, and various services with MPI and other Montgomery entities. All such activities are billed to or by the Company at actual rates incurred, which, for the year ended September 30, 2000, amounted to $13,014, net, shown as a component of general and administrative expenses in the accompanying statements of operations.

13. COMMITMENTS AND CONTINGENCIES

In 1999, the Company filed criminal charges in three counties in Oklahoma against a former independent contract pumper for theft of oil field tubing and surface equipment. The pumper is currently bound over for trial in two counties and has plead no contest in the third. Under the no contest plea, the pumper was found guilty of a felony and sentenced to a 5 year suspended sentence and given 30 days of jail time and ordered to pay $10,650 in restitution, payable $200 per month until paid. The Company has also commenced civil complaints in the federal court in Oklahoma against the pumper and several of the companies that assisted in the removal or sale of the tubing and equipment. The Company is seeking damages for the cost of its tubing and equipment, restoration costs, and lost revenues.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Certain of the defendants in the initial lawsuit have filed counter claims against the Company and its contract operator, alleging such acts by the pumper were authorized by an agent of the Company, and seek payment for their services of approximately $25,000 plus attorneys' fees and other out-of-pocket costs. Also, one of the defendants has filed a claim against the Company's former President alleging slander and seeking unspecified damages. The Company has agreed to indemnify and defend the former President. In the opinion of the Company, the counter claims have not been made in good faith and are frivolous. The Company further believes that the slander claim is without merit.

The Company's preference is to settle the matter through mediation. Proceedings began with an initial meeting between the parties on January 15, 2001. The Company does not believe this matter will have a material, adverse effect of the Company's results of operations or financial condition.

The Company's monthly commitment to leases for new office space is $968 through November 30, 2000, and $4,300 per month from December 1, 2000 through May 31, 2003. During 1999, and through May 31, 2000, the Company was obligated on a month-to-month basis. Lease expense for the years ended September 30, 2000 and 1999, amounted to $17,359 and $20,890, respectively.

In the course of its business affairs and operations, the Company is subject to further litigation and possible loss contingencies arising from federal, state, and local environmental, health, and safety laws and regulations and third-party litigation. There are no matters that the Company believes will have a material adverse effect on the financial position or results of operations of the Company.

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

14. OIL AND GAS DATA PRODUCING ACTIVITIES

The following tables provide additional information about the Company's oil and gas producing activities.

RESULTS OF OPERATIONS

The results of operations for oil and gas producing activities for the years ended September 30, considering direct costs only, are as follows:

                                                    2000           1999
                                                -----------    -----------

Revenues                                        $ 2,866,481    $ 1,301,513
Costs and expenses:
   Lease operating expenses                      (1,258,598)      (585,915)
   General and administrative expenses             (367,930)      (340,695)
Depletion                                          (303,429)      (697,845)
Impairment                                               --     (1,811,490)
Income taxes                                             --             --
                                                -----------    -----------
Results of operations                           $   936,524    $(2,134,432)
                                                ===========    ===========

COSTS INCURRED AND CAPITALIZED COSTS

Costs incurred in connection with oil and gas acquisition, exploration, and development activities and related capitalized costs for the years ended September 30 are as follows:

                                                    2000          1999
                                                -----------   -----------
Costs incurred:
   Property acquisition                         $ 5,789,741   $ 1,565,238
   Exploration                                           --            --
   Development                                      138,741            --
Depletion per equivalent barrel of production          2.50          6.87
Cost of properties at year-end:
   Unproved oil and gas properties                       --            --
   Proved oil and gas properties                 12,865,122     8,451,442
Accumulated depletion and depreciation            3,448,789     3,145,360

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

15. SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

OIL AND GAS RESERVE DATA

The following tables present the Company's estimates of its proved oil and gas reserves as prepared by LaRoche Petroleum Consultants, Ltd., the Company's independent petroleum engineers, as of September 30, 2000 and 1999. The Company emphasizes that reserve estimates are approximate and are expected to change as additional information becomes available. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the reserves set forth herein will ultimately be produced. The Company does not have any proved undeveloped reserves.

                                                  NATURAL
                                    LIQUIDS         GAS
                                    (BBLS)         (MCF)
                                  ----------    ----------

Proved developed reserves as of
   September 30, 1998                 25,092     6,740,900
Revisions of previous estimates       45,531      (811,856)
Purchases of reserves in place        78,474        32,754
Production                           (22,427)     (474,508)
                                  ----------    ----------
Proved developed reserves as of
   September 30, 1999                126,670     5,487,290
                                  ==========    ==========

Proved developed reserves as of
   September 30, 1999                126,670     5,487,290
Revisions of previous estimates        4,044       340,265
Purchases of minerals in place     2,163,048     4,077,277
Sales of minerals in place           (25,704)     (168,352)
Production                           (45,888)     (453,840)
                                  ----------    ----------
Proved developed reserves as of
   September 30, 2000              2,222,170     9,282,640
                                  ==========    ==========

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

15. SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (CONTINUED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH INFLOWS AND CHANGES THEREIN

The following table presents a standardized measure of discounted future net cash inflows associated with the Company's net proved oil and gas reserves at September 30, 2000 and 1999, discounted at an annual rate of 10%. The future cash inflows were calculated in accordance with Securities and Exchange Commission guidelines. Weighted average prices used in calculating the future cash inflows were $29.98 and $23.81 per Bbl for oil and $5.48 and $2.26 per Mcf for natural gas at September 30, 2000 and 1999, respectively. These prices were applied to the Company's estimated quantities of proved reserves at year-end.

Future production costs were computed by estimating those expenditures expected to be incurred in producing the proved oil and gas reserves at the end of each year, based on year-end costs. The Company emphasizes that the future net cash inflows should not be construed as representative of the fair market value of the Company's proved reserves. The meaningfulness of these estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual future cash inflows may vary materially.

                                                    2000             1999
                                                -------------    -------------

Future cash inflows                             $ 117,516,860    $  15,406,810
Future production costs                           (44,011,280)      (5,072,770)
Future income tax expenses                        (23,337,186)        (110,495)
                                                -------------    -------------
Future net cash flows                              50,168,394       10,223,545
10% annual discount for estimated timing
   of cash flows                                  (30,085,424)      (5,511,745)
                                                -------------    -------------
Standardized measure of discounted future net
   cash flows for proved oil and gas reserves   $  20,082,970    $   4,711,800
                                                =============    =============

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

15. SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (CONTINUED)

Changes in the standardized measure of discounted future net cash inflows for the years ended September 30 are as follows:

                                                    2000            1999
                                                ------------    ------------

Beginning of year                               $  4,711,800    $  3,902,210
Increase due to:
   Sales of oil and gas produced, net of
     production costs                             (1,607,883)       (715,598)
   Net changes in prices and production costs      3,145,173       1,778,403
   Revisions of previous quantity estimates          520,281        (470,889)
   Net changes from purchases and sales of
     minerals in place:
       Purchases                                  24,342,796         426,919
       Sales                                        (460,211)             --
   Accretion of discount                             451,480         390,221
   Timing and other differences                   (1,729,186)       (783,006)
   Net change in income taxes                     (9,291,280)        183,540
                                                ------------    ------------
   Net increase                                   15,371,170         809,590
                                                ------------    ------------
End of year                                     $ 20,082,970    $  4,711,800
                                                ============    ============

                              Trek Resources, Inc.
                   (formerly, McGowen Resources Company, Inc.)

                    Notes to Financial Statements (continued)

16. SUBSEQUENT EVENTS

On November 1, 2000, the Board of Directors of the Company approved stock option grants under the 2000 Trek Resources Stock Option Plan for 1,600,000 shares with an exercise price of $0.16 to the officers and directors of the Company. In December 2000, grants to purchase an additional 260,000 common shares at an exercise price of $0.17 were approved for issuance to newly hired employees.

In November 2000, the Company submitted a notice of conversion to each of its remaining preferred shareholders, offering six shares of the Company's common stock for each share of preferred stock. Through January 30, 2001, approximately 2% of outstanding preferred shares at September 30, 2000, have been tendered for conversion into common stock.

In November 2000, the Company adopted a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code for the benefit of all employees meeting certain service requirements. Under the plan, employees may elect to defer up to 15% of compensation, subject to the Internal Revenue Service limits. The plan requires that the Company match 50% of employee deferrals up to 6% of compensation, subject to a five-year vesting period. The plan also allows discretionary employer profit sharing contributions.

At a special meeting of shareholders held on January 25, 2001,the shareholders of the Company approved a recommendation by the board of directors that the Company change its state of incorporation from Utah to Delaware. The re-incorporation was subsequently accomplished through a merger of the Company into a wholly owned Delaware corporation. The change was approved by the Secretary of State of Delaware to be effective on February 7, 2001. In connection with the merger, each outstanding share of the Company's common stock, par value $.01177 per share, was converted into equivalent common shares, $.01 par value per share, of the Delaware corporation. All shares of the Company's previously outstanding preferred stock were converted into shares of the Company's common stock before the effective date of the merger at the option of the Company's preferred shareholders. The par value of the common stock shown in the accompanying financial statements has been restated to reflect the retroactive effect of the merger. Had the re-incorporation merger occurred on September 30, 2000 and 1999 and the conversion of all then outstanding preferred shares occurred immediately beforehand, the number of common shares outstanding on those dates would have been 35,367,308 and 31,344,012, respectively.

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)

                             Condensed Balance Sheet
                                   (Unaudited)



                                                                    JUNE 30,         SEPTEMBER 30,
                                                                      2001               2000
                                                                  ------------       ------------
ASSETS
Current assets:
  Cash                                                            $    424,009       $    577,123
  Accounts receivable, net                                           1,180,896          1,234,928
                                                                  ------------       ------------
Total current assets                                                 1,604,905          1,812,051

Property and equipment, at cost, less accumulated
  Depreciation and depletion of $3,976,148 and
  $3,448,789 at June 30, 2001 and September 30,
  2000, respectively                                                11,450,305          9,434,898
Other assets                                                           154,868            128,756
                                                                  ------------       ------------
Total assets                                                      $ 13,210,078       $ 11,375,705
                                                                  ============       ============


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities                        $    878,331       $    894,887
  Current portion of long-term debt                                     37,820            320,000
  Payable to related party                                                  --             70,000
  Drilling advances                                                    212,620                 --
  Derivatives                                                            6,648                 --
                                                                  ------------       ------------
    Total current liabilities                                        1,135,419          1,284,887

Long-term debt                                                       9,820,000          8,720,000

Commitments and contingencies (See accompanying notes.)

Stockholders' equity:
  Preferred stock, $0.10 par value                                          --            314,936
  Common stock, $0.01 par                                              353,673            164,786
  Treasury stock                                                            --            (47,886)
  Additional paid-in capital                                         7,462,407          7,384,244
  Accumulated other comprehensive income-
   Effect of adopting SFAS No. 133                                     (56,950)                --
  Accumulated deficit                                               (5,504,471)        (6,445,262)
                                                                  ------------       ------------
Total stockholders' equity                                           2,254,659          1,370,818
                                                                  ------------       ------------
Total liabilities and stockholders' equity                        $ 13,210,078       $ 11,375,705
                                                                  ============       ============



See accompanying notes.

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)

                       Condensed Statements of Operations
                                   (Unaudited)



                                                          THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                               JUNE 30,                            JUNE 30,
                                                       2001              2000              2001               2000
                                                   ------------      ------------      ------------      ------------
Revenues-
  Oil and gas sales                                $  1,681,607      $    380,617      $  5,493,935      $  1,154,062

Costs and expenses:
  Lease operating expenses                              842,826           182,748         2,588,433           448,582
  General and administrative                            299,543           104,773           902,886           211,424
  Depreciation, depletion and
   Amortization                                         206,967            50,011           527,359           253,297
                                                   ------------      ------------      ------------      ------------
Total costs and expenses                              1,349,336           337,532         4,018,678           913,303
                                                   ------------      ------------      ------------      ------------

Income from operations                                  332,271            43,085         1,475,257           240,759
Other income (expenses):
  Interest expense                                     (177,237)          (91,553)         (592,888)         (273,282)
  Gain (loss) in fair value of derivatives,
    net of $52,183 and $200,789 in
   Settlement losses, respectively                      (57,753)               --           (17,457)               --
  Other                                                  49,033            18,517            75,879            37,760
                                                   ------------      ------------      ------------      ------------
Total other income (expenses)                          (185,957)          (73,036)         (534,466)         (235,522)
                                                   ------------      ------------      ------------      ------------
Net income (loss)                                  $    146,314      $    (29,951)     $    940,791      $      5,237
                                                   ============      ============      ============      ============


Weighted average common shares
  Outstanding                                        35,367,308        13,678,311        28,119,731        13,678,311
                                                   ============      ============      ============      ============

Net income per share:
 Basic                                             $      0.004      $     (0.002)     $      0.033      $      0.000
                                                   ============      ============      ============      ============
 Diluted                                           $      0.004      $     (0.002)     $      0.026      $      0.000
                                                   ============      ============      ============      ============



See accompanying notes.

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)
                       Condensed Statements of Cash Flows
                           Six months ended March 31,
                                   (Unaudited)



                                                                 2001              2000
                                                             -----------       -----------
OPERATING ACTIVITIES
 Net income                                                    $   940,791    $     5,237
 Adjustments to reconcile net income to net cash
  Provided by (used by) operating activities:
    Depreciation, depletion and amortization                       527,359        253,297
    Change in fair value of derivatives                              6,648             --
    Cumulative effect of adoption, SFAS No. 133                   (227,800)            --
    Amortization of change in fair value of
       derivatives                                                 170,850             --
    Amortization of deferred financing costs                        12,849          2,160
    Sale of marketable securities                                       --        (15,514)
    Stock portion of compensation expense                               --          3,064
    Other                                                               --             --
 Changes in operating assets and liabilities:
    Decrease (increase) in accounts receivable                      54,032       (104,214)
    Decrease in accounts payable and
       accrued liabilities                                         (56,556)       137,601
    Increase in drilling advances                                  212,620             --
    Other                                                          (24,113)            --
                                                               -----------    -----------
 Net cash provided by operating activities                       1,616,680        281,631

INVESTING ACTIVITIES
 Additions to property and equipment                            (2,547,469)    (2,894,231)
 Sale of oil and gas properties                                      4,703        997,013
 Additions to other property and equipment                              --         (4,464)
 Purchases of marketable securities                                     --        (13,561)
 Proceeds from sale of marketable securities                            --         61,717
 Decrease in other assets                                            3,625          1,785
                                                               -----------    -----------
 Net cash used by investing activities                          (2,539,141)    (1,851,741)

FINANCING ACTIVITIES
 Proceeds from long-term borrowings, net of
   deferred financing costs                                      1,419,347      2,690,750
 Repayments of long-term debt                                     (620,000)      (620,000)
 Repayments of other notes                                              --         (2,725)
 Repayments on related party note                                  (30,000)       (54,790)
                                                               -----------    -----------
 Net cash provided by financing activities                         769,347      2,013,235
                                                               -----------    -----------

 Net increase (decrease) in cash                                  (153,114)       443,125
 Cash and cash equivalents at beginning
   of period                                                       577,123         76,450
                                                               -----------    -----------
Cash and cash equivalents at end of period                     $   424,009    $   519,575
                                                               ===========    ===========



See accompanying notes.

                              TREK RESOURCES, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)



GENERAL

Trek Resources, Inc. ("Trek" or the "Company"), is a Dallas-based domestic oil and gas acquisition, exploration and production company with oil and gas assets principally in Texas and Oklahoma.

In the opinion of management, the accompanying unaudited condensed financial statements of the Company contain all adjustments of a normal recurring nature necessary to present fairly the Company's financial position as of June 30, 2001 and the results of its operations for the three months and nine months ended June 30, 2001 and 2000 and its cash flows for the nine months ended June 30, 2001 and 2000. The results for the three and nine months ended June 30, 2001 are not necessarily indicative of the final results to be expected for the full year.

The condensed financial statements should be read in conjunction with the Notes to Financial Statements, which are included as part of the Company's Registration Statement on Form 10-SB for the year ended September 30, 2000, which was filed on March 26, 2001, and subsequently amended on May 25, 2001 and July 24, 2001.

ACQUISITIONS OF OIL AND GAS PROPERTIES

On May 10, 2001, the Company completed an acquisition of oil and gas properties in Cottle and King Counties, Texas from Gus Edwards Co. for cash of $1,500,000, subject to adjustment. Of this amount, $1,400,000 was financed by drawdowns from the Company's bank credit facility. The following unaudited pro forma results of operations for the nine months ended June 30, 2000 and June 30, 2001 assume that this acquisition occurred as of October 1, 1999 and October 1, 2000, respectively:



                                             June 30, 2000     June 30, 2001
                                             -------------     -------------
Net sales and other operating revenues         $5,528,000        $5,840,000
Net income                                     $1,493,000        $1,004,000
Net income per share:
  Basic                                        $    .0109        $    0.036
  Diluted                                      $    .0046        $    0.028



Two additional acquisitions of properties in Cottle and King Counties were completed in May and June 2001 for $260,000 cash. The results of operations for these properties, including those acquired from Gus Edwards Co., are reflected in the accompanying statement of operations from the closing dates of each transaction.

RISK MANAGEMENT AND RECENT ACCOUNTING PRONOUNCEMENT

As of September 30, 2000, the Company had a financial swap in place for crude oil sales of 200 Bbls per day through September 1, 2001. Monthly settlements with the financial counterparty are based on the difference between an agreed upon fixed price of $26.25 per Bbl due the Company and a floating price payable to the counterparty. The floating price represents the monthly average closing price for West Texas Intermediate Crude Oil ("WTI") as traded on the New York Mercantile Exchange ("NYMEX").

During the nine months ended June 30, 2001, the Company entered into a financial swap covering 90 Bbls of crude oil per day at a fixed price of $25.47 from April 1, 2001 through December 31, 2001, a $23.00 fixed price put option or "floor" associated with 200 Bbls per day from September 1, 2001 through December 31, 2001, a January 2002 costless collar covering 290 Bbls per day at a fixed floor price of $20.00 and a fixed ceiling price of $29.63, and a February 2002 costless collar covering 290 Bbls per day at a fixed floor price of $23.00 and a fixed ceiling price of $28.50. The premium associated with the $23.00 fixed price floor was $1.55 per Bbl, which is payable $9,753, $10,141, $9,877 and $10,271 over each of four months beginning October 31, 2001. In July 2001, the Company initiated a costless collar for 260 Bbls of crude oil per day from May 1-31, 2001 with a fixed floor price of $22.00 and a fixed ceiling price of $25.81. Under these arrangements, monthly settlement amounts are calculated based on the difference between the agreed upon fixed prices and the average NYMEX closing prices for WTI each business day during the monthly period. Payments to or from each financial counterparty are due 30-days following each settlement month. These instruments are secured by a $360,000 irrevocable standby letter of credit.

For the three months and nine months ended June 30, 2001, the Company realized settlement losses on crude oil hedges of $52,183 and $200,789, respectively, which are reported with the gain or loss in fair value of derivatives in the accompanying statement of operations.

The Company adopted Financial Accounting Standards Board Statement No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities" effective October 1, 2000. SFAS No. 133 has established accounting and reporting standards for derivative instruments and for hedging activities. It requires enterprises to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The requisite accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation by the Company. At the date the Company initially adopted SFAS 133, it elected not to designate its derivatives as hedges. Accordingly, all changes in the fair value of the Company's derivative contracts are recognized as income in the period during which they occur. Prior to the adoption of SFAS No. 133, these instruments were accounted for as hedges.

The cumulative effect of adopting SFAS No. 133 by the Company as of October 1, 2000 was a loss of $227,800 and is shown as a component of comprehensive income in the accompanying condensed balance sheet along with related amortization of $47,090 and

$170,850, respectively, for the three months and nine months ended June 30, 2001. The remaining unamortized component of comprehensive income will be amortized into current income within one year. The fair value of derivatives represented a loss of $6,648 at June 30, 2001.

LONG-TERM DEBT

Under the terms of its bank credit facility (the "Facility"), the Company may borrow up to $25,000,000 through June 1, 2003. Borrowings under the Facility are limited to a borrowing base that is periodically reviewed and adjusted by the bank in accordance with its estimate of reserve values. At June 30, 2001, the Company's borrowing base was $10,400,000.

The Facility contains certain financial and operational covenants, the most restrictive of which require the Company to maintain minimum cash flows and net worth. Additionally, the Facility does not allow the payment of cash dividends to stockholders at any time during the term of the agreement. As of September 30, 2000, the Company was not in compliance with the bank's net worth covenant, which at that time required the Company to maintain a minimum net worth of $5,500,000, as adjusted. This requirement was subsequently waived for all periods prior to September 30, 2000, at which time the minimum was re-established at $1,100,000 plus 50% of positive net income and 100% of equity infusions for all periods subsequent to September 30, 2000. The bank has also waived instances of noncompliance with various other covenants. The Company was in compliance with all such covenants at June 30, 2001.

The Facility is collateralized by substantially all of the Company's oil and gas properties. Outstanding borrowings under the Facility at June 30, 2001 were $9,820,000. Related deferred financing costs of $29,948 at June 30, 2001 are reflected in other assets, net of accumulated amortization.

On July 9, 2001, the bank completed a redetermination of the Company's borrowing base, which was established at $12,000,000, subject to a monthly reduction of $125,000 commencing August 1, 2001. A related amendment to the credit facility will allow the Company to finance borrowings at LIBOR plus 2.5%, or at the bank's prime interest rate, and require that the Company maintain a quarterly interest coverage of at least 2.5 times earnings before interest, depreciation, depletion and amortization and other non-cash items, and income taxes, through December 31, 2001, and 3.0 times thereafter. This requirement will replace the existing minimum cash flow covenant in the original credit facility. On August 1, 2001, the Company had a remaining borrowing capacity of $2,055,000.

DRILLING ADVANCES

During the third quarter of 2001 the Company received drilling advances from joint interest owners that will be applied toward the payment of drilling costs to be incurred during the fourth quarter of 2001. Such outstanding advances amounted to $212,620 at June 30, 2001.

STOCKHOLDERS EQUITY

The following table reflects the affect of the Company's re-incorporation merger on February 7, 2001, at which time each outstanding share of the Company's common stock, par value $.01177 per share, was converted into equivalent common shares, $.01 par value per share, of a new Delaware corporation. All shares of the Company's previously outstanding preferred stock were converted into shares of the Company's common stock before the effective date of the merger at the option of the Company's preferred shareholders. The par value of the common stock shown in the accompanying financial statements has been restated to reflect the retroactive effect of the merger. Had the re-incorporation merger occurred on September 30, 2000 and the conversion of all then outstanding preferred shares occurred immediately beforehand, the number of common shares outstanding on that date would have been 35,367,308.





                                                                                                 Additional
                                      Preferred Stock                  Common Stock               Paid-In           Treasury
                                  Shares          Amount           Shares          Amount          Capital           Stock
                                ---------      -----------       ----------     -----------      -----------      -----------
Balances at
September 30, 2000              3,149,360      $   314,936       16,478,648     $   186,833      $ 7,362,197      $   (47,886)
Change in common stock
par value                                                                           (22,047)          22,047
Reincorporation
merger                                                                                               (47,886)          47,886
Conversion of
preferred stock                (3,148,110)        (314,811)      18,888,660         188,887          125,924
Cancellation of
preferred stock                    (1,250)            (125)                                              125
                                ---------      -----------       ----------     -----------      -----------      -----------
Balances at
June 30, 2001                          --      $        --       35,367,308        $353,673       $7,462,407      $        --
                                =========      ===========       ==========     ===========      ===========      ===========



COMMITMENTS AND CONTINGENCIES

In 1999, the Company filed criminal charges in three counties in Oklahoma against a former independent contract pumper for theft of oil field tubing and surface equipment. The pumper has plead no contest in all cases and was given suspended or deferred sentences and ordered to make restitution of a portion of the costs. In one county, the pumper paid his court costs with a bogus check and the district attorney is attempting to revoke the suspended sentence and is filing bogus check charges as well. The Company has also commenced civil complaints in the federal court in Oklahoma against the pumper and several of the companies that assisted in the removal or sale of the tubing and equipment. The Company is seeking damages for the loss of its tubing and equipment, restoration costs, and lost revenues.

Certain of the defendants in the initial lawsuit have filed counter claims against the Company and its contract operator, alleging such acts by the pumper were authorized by an agent of the Company, and seek payment for their services of approximately $25,000 plus attorneys' fees and other out-of-pocket costs. Also, one of the defendants has filed a claim against the Company's former President alleging slander and seeking unspecified damages. The Company has agreed to indemnify and defend the past President. In the opinion of the Company, the counter claims have not been made in good faith and are frivolous. The Company further believes that the slander claim is without merit.

The Company attempted to settle the matters through mediation but was unsuccessful. The Company does not believe these matters will have a material, adverse effect of the Company's results of operations or financial condition.

In the course of its business affairs and operations, the Company is subject to further litigation and possible loss contingencies arising from federal, state, and local environmental, health, and safety laws and regulations and third-party litigation. There are no matters that the Company believes will have a material adverse effect on the financial position or results of operations of the Company.

STATEMENTS OF CASH FLOW

Supplemental disclosures of cash payments and noncash investing and financing activities for the nine months ended June 30 are as follows:



                                                                                  2001            2000
                                                                                ---------      ---------
Cash paid during the year for:
  Interest                                                                      $ 605,737      $ 484,743
Noncash investing and financing activities:
 Conversion of preferred stock into common stock:
     Preferred stock                                                              314,811         49,000
     Common stock                                                                (188,887)       (29,400)
     Additional paid in capital                                                  (125,924)       (19,600)
 Oil and gas property acquisition financed by production payment:
     Oil and gas properties                                                            --        438,351
     Deferred revenue                                                                  --       (438,351)
 Issuance of common stock for property and equipment and compensation:
     Oil and gas properties                                                            --        200,000
     Compensation expense                                                              --          3,064
     Common stock                                                                      --        (10,253)
     Additional paid in capital                                                        --       (192,811)
 Exchange of oil and gas properties and other assets to related party for forgiveness and assumption of debt:
     Oil and gas properties                                                            --        (79,409)
     Other property and equipment                                                      --        (39,118)
      Payable to related parties ($160,000 less $54,790 cash
       payment)                                                                        --        105,210
      Long-term debt                                                                   --         13,317

INCOME PER COMMON SHARE

The following table reconciles the numerators and denominators of the basic and diluted income (loss) per share computation for the three months and nine months ended June 30, 2001 and 2000. The diluted loss per share for the three months ended June 30, 2000, excludes the assumed conversion of the preferred shares since the inclusion would be anti-dilutive.




                                                    INCOME (LOSS)         SHARES         PER SHARE
                                                     (NUMERATOR)       (DENOMINATOR)       AMOUNT
                                                    -------------      -------------     ----------
Three months ended June 30, 2000
  Net loss                                           $   (29,951)
  Basic and diluted loss per share                                      13,678,311        $(0.002)
                                                                        ==========        =======

Nine months ended June 30, 2000
  Net income                                         $     5,237
  Basic income per share                                                13,678,311        $ 0.000
                                                                        ==========        =======
  Effect of preferred shares                                            18,983,239
                                                     -----------
  Diluted net income                                 $     5,237
  Diluted income per share                           ===========        32,661,550        $ 0.000
                                                                        ==========        =======

Three months ended June 30, 2001
  Net income                                         $   146,314
  Basic and diluted income per share                                    35,367,308        $ 0.004
                                                                        ==========        =======

Nine months ended June 30, 2001
  Net income                                         $   940,791
  Basic income per share                                                28,119,731        $ 0.033
                                                                        ==========        =======
  Effect of preferred shares                                             7,250,022
 Common share equivalents-stock options                                    280,000
                                                     -----------        ----------
  Diluted net income                                 $   940,791
                                                     ===========
    Diluted income per share                                            35,649,753        $ 0.026
                                                                        ==========        =======

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)

         Unaudited Pro Forma Combined Condensed Statement of Operations

                                   Year ended
                               September 30, 2000

In June 2000, the Company acquired oil and gas properties located in Texas (the "AWP acquisition") from Petro-Hunt, L.L.C. for $2,641,895 cash, after adjustments. The acquisition was effective May 1, 2000. In August 2000, the Company acquired for cash, as adjusted, $2,884,926 of oil and gas properties located in Texas from Citation Oil & Gas Corp. (the "Citation acquisition"), effective July 1, 2000. Both acquisitions were financed by drawdowns from the Company's credit facility.

In the aggregate, these acquisitions accounted for a 94% increase in total assets during the year ended September 30, 2000, when compared to balances at September 30, 1999, along with increases of 38,000 Bbls in equivalent production, $1.2 million in gross revenues and $690,000 in operating profit during that same period. Of lesser significance, and not reflected in the accompanying pro forma information, were the sales of properties in Louisiana during October 1999, the acquisition of properties from Montgomery Petroleum, Inc. in May 2000 and the sale of certain Texas properties in May 2000, all of which transactions are discussed more fully in Note 2 of Notes to Financial Statements, "Property and Equipment - Acquisitions and Dispositions" for the years ended September 30, 2000 and 1999, incorporated herein.

The accompanying unaudited pro forma combined condensed statements of operations are based on the historical financial statements of the Company for the year ended September 30, 2000, as adjusted to reflect both the AWP and Citation acquisitions, and the effect of related borrowings, as if such transactions had occurred on October 1, 1999. The information for the properties acquired was derived from the historical financial statements of Petro-Hunt, L.L.C. and Citation Oil and Gas Corp. for the relevant pre-acquisition periods from October 1, 1999 to the effective date of each acquisition. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The pro forma combined condensed statements of operations do not purport to represent the results of operations of the Company which would have occurred had such transactions been consummated on the dates indicated or for any future date or period.

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)

         Unaudited Pro Forma Combined Condensed Statement of Operations

                                   Year ended
                               September 30, 2000

The unaudited pro forma combined condensed statement of operations for the year ended September 30, 2000 follows (In Thousands):


                                           AS
                                        REPORTED         AWP        CITATION     ADJUSTMENT    NO.    COMBINED
                                        --------      --------      --------     -----------   ---    --------
Revenues                                $  2,866      $  1,389      $  2,608                          $  6,863

Costs and expenses:
 Lease operating expenses                  1,259           571         1,253                             3,083
 General and administrative                  368                                                           368
 Depreciation, depletion
    and amortization                         303                                     394       (1)         697
                                        --------      --------      --------      ------              --------
Total costs and expenses                   1,930           571         1,253         394                 4,148
                                        --------      --------      --------      ------              --------

Income from operations                       936           818         1,355        (394)                2,715

Other income (expenses):
 Interest expense                           (478)                                   (396)      (2)        (874)
 Other                                        33                                                            33
                                        --------      --------      --------      ------              --------
Total other income (expenses)               (445)           --            --        (396)                 (841)
                                        --------      --------      --------      ------              --------

  Net income                            $    491      $    818      $  1,355      $ (790)             $  1,874
                                        ========      ========      ========      ======              ========

Weighted average common
shares outstanding                        14,364                                                        14,364
                                        ========                                                      ========

Net income per share:                   $    .03                                                      $    .13
                                        ========                                                      ========
 Basic
 Diluted                                $    .01                                                      $    .05
                                        ========                                                      ========


The accompanying unaudited pro forma combined condensed statement of operations reflect the actual results of operations for the AWP and Citation properties reported from October 1, 1999 through the date of acquisition. The following adjustments were reflected in the pro forma financial information:

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)

         Unaudited Pro Forma Combined Condensed Statement of Operations

                                   Year ended
                               September 30, 2000


(1) To adjust depreciation, depletion and amortization of oil and gas properties to reflect the effect of the acquisitions using the full cost method of accounting, based on pro forma proved oil and natural gas reserves.

(2) To record interest expense associated with additional borrowings of $5,800,000 based on the Company's weighted average actual interest rate of 9.2 % during fiscal 2000 under its bank credit facility.

The results of acquiring the AWP and Citation properties are reflected in the accompanying balance sheets as of March 31, 2001 and September 30, 2000 and, accordingly, a pro forma balance sheet has not been presented.

                         Report of Independent Auditors


The Board of Directors
Trek Resources, Inc. (formerly McGowen Resources Company, Inc.)

We have audited the accompanying statement of revenues and direct operating expenses for certain oil and natural gas producing properties acquired by Trek Resources, Inc. (formerly McGowen Resources Company, Inc.) (the "Petro-Hunt Properties") for the period from January 1, 2000 to June 30, 2000. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accompanying statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accompanying statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses of the Petro-Hunt Properties.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Petro-Hunt Properties for the period from January 1, 2000 to June 30, 2000, in conformity with accounting principles generally accepted in the United States.



                                                           /s/ Ernst & Young LLP
Dallas, Texas
February 14, 2001

                            The Petro-Hunt Properties

               Statement of Revenues and Direct Operating Expenses

        Period from January 1, 2000 to Date of Acquisition, June 30, 2000



Oil and natural gas revenues                                            $983,012
 Direct operating expenses, including
   production taxes of $53,516                                           380,348
                                                                        --------
 Revenues in excess of direct operating expenses                        $602,664
                                                                        ========


SEE ACCOMPANYING NOTES

                            The Petro-Hunt Properties

               Statement of Revenues and Direct Operating Expenses

        Period from January 1, 2000 to Date of Acquisition, June 30, 2000


1. BASIS OF PRESENTATION

In June 2000, Trek Resources, Inc. (formerly McGowen Resources Company, Inc.) (the "Company") completed the acquisitions of certain oil and natural gas properties located in McMullen County, Texas from Petro-Hunt, L.L.C. (the "Petro-Hunt Properties"). The properties consisted of 40 gross and 39 net producing oil and natural gas wells, all of which the Company currently operates. Estimated total proved reserves associated with these properties, net to the Company's interest, included 875,590 barrels (Bbl) of oil and natural gas liquids and 2,671,270 thousand cubic feet (Mcf) of natural gas. Average production for the period from January 1, 2000 to June 30, 2000, net to the Company's interest, was approximately 120 Bbls of oil per day and 389 Mcf of natural gas per day.

The purchase price consisted of $2,642,000 cash, (after contractual adjustments of $158,000), which was financed through borrowings from the Company's credit facility. The purchase price has been allocated to the oil and gas properties acquired, as there were no other assets acquired or liabilities assumed. The purchase price was determined through arms-length negotiations between the parties taking into account, among other things, estimates of oil and gas reserves. The acquisitions of properties from Petro-Hunt, L.L.C. closed on June 30, 2000 and was effective May 1, 2000.

The accompanying statement presents the interests acquired by the Company in the revenues and direct operating expenses of the Petro-Hunt Properties. Direct operating expenses include the actual costs of maintaining the producing properties and their production, but do not include charges for depletion, depreciation and amortization, federal and state income taxes, interest, or general and administrative expenses. Presentation of a complete historical financial statement for the period from January 1, 2000 to date of acquisition, June 30, 2000 is not practicable because the Petro-Hunt Properties were not accounted for as a separate entity by the seller, and therefore, such statements are not available. There were no exploration or development costs incurred on the properties during this period and there were no incremental general and administrative costs associated with the properties. The revenues and direct operating expenses for the period presented may not be representative of future periods.

                            The Petro-Hunt Properties

               Statement of Revenues and Direct Operating Expenses

        Period from January 1, 2000 to Date of Acquisition, June 30, 2000


Revenues in the accompanying statements of revenues and direct operating expenses are recognized using the sales method. Direct operating expenses are recognized on an accrual basis.

2. OIL AND GAS RESERVES AND STANDARDIZED MEASURE INFORMATION (UNAUDITED)

OIL AND GAS RESERVE DATA

The following tables present the Company's estimates of its proved oil and gas reserves as prepared by LaRoche Petroleum Consultants, Ltd. the Company's independent petroleum engineers, for the Petro-Hunt Properties as of June 30, 2000. The Company emphasizes that reserve estimates are approximate and are expected to change as additional information becomes available. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the reserves set forth herein will ultimately be produced. The Company does not have any proved undeveloped reserves.

                                                      Oil and
                                                      Natural         Natural
                                                    Gas Liquids         Gas
                                                      (Bbls)           (Mcf)
                                                    -----------      ----------
Proved developed
   reserves as of January 1, 2000                       915,910       2,819,310
Revisions of previous estimates:
    Price changes                                          (176)         (4,336)
    Other                                                 1,720           4,400
Production                                              (22,794)        (69,644)
                                                     ----------      ----------
Proved developed
   reserves as of June 30, 2000                         894,660       2,749,730
                                                     ==========      ==========

                            The Petro-Hunt Properties

               Statement of Revenues and Direct Operating Expenses

        Period from January 1, 2000 to Date of Acquisition, June 30, 2000



Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein

The following table presents a standardized measure of discounted future net cash inflows associated with the net proved oil and gas reserves for the Petro-Hunt Properties at June 30, 2000, discounted at an annual rate of 10%. The future cash inflows were calculated in accordance with Securities and Exchange Commission guidelines. Weighted average year-end prices used in calculating the future cash inflows were $32.81 per Bbl for oil and $7.22 per Mcf for natural gas, including plant products, at June 30, 2000. These prices were applied to the estimated quantities of proved reserves associated with the Petro-Hunt Properties at period-end.

Future production costs were computed by estimating those expenditures expected to occur in producing the proved oil and gas reserves at the end of the period, based on period-end costs. The Company emphasizes that the below future net cash inflows should not be construed as representative of the fair market value of the Company's proved reserves. The meaningfulness of the estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual future cash inflows may vary materially.



 Future cash inflows                                               $ 49,214,400
 Future production costs                                            (10,670,280)
 Future income tax expenses                                         (13,907,110)
                                                                   ------------
 Future net cash flows                                               24,637,010
 10% annual discount for estimated timing
   of cash flows                                                    (16,880,380)
                                                                   ------------
 Standardized measure of discounted future net
   Cash flows                                                      $  7,756,630
                                                                   ============

                            The Petro-Hunt Properties

               Statement of Revenues and Direct Operating Expenses

        Period from January 1, 2000 to Date of Acquisition, June 30, 2000


Changes in the standardized measure of discounted future net cash inflows for the period from January 1, 2000 to June 30, 2000 follow:



Beginning of period                                                 $ 5,127,340
                                                                    -----------
Increase (decrease) due to:
  Sales of oil and gas produced, net of
     production costs                                                  (602,644)
  Net changes in prices and production costs                          5,648,544
  Revisions of previous quantity estimates                               13,877
  Accretion of discount                                                 720,157
  Timing and other differences                                       (1,113,914)
  Net change in income taxes                                         (2,036,730)
                                                                    -----------
     Net increase                                                     2,629,290
                                                                    -----------
End of period                                                       $ 7,756,630
                                                                    ===========

                         Report of Independent Auditors


The Board of Directors
Trek Resources, Inc. (formerly McGowen Resources Company, Inc.)

We have audited the accompanying statement of revenues and direct operating expenses for certain oil and natural gas producing properties acquired by Trek Resources, Inc. (formerly McGowen Resources Company, Inc.) (the "Citation Properties") for the period from January 1, 2000 to August 1, 2000. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accompanying statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accompanying statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses of the Citation Properties.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Citation Properties for the period from January 1, 2000 to August 1, 2000, in conformity with accounting principles generally accepted in the United States.



                                                           /s/ Ernst & Young LLP
Dallas, Texas
February 14, 2001

                             The Citation Properties

               Statement of Revenues and Direct Operating Expenses

       Period from January 1, 2000 to Date of Acquisition, August 1, 2000







Oil and natural gas revenues                                          $1,903,313
 Direct operating expenses, including
   production taxes of $116,055                                          821,575
                                                                      ----------
 Revenues in excess of direct operating expenses                      $1,081,738
                                                                      ==========


SEE ACCOMPANYING NOTES

                             The Citation Properties

               Statement of Revenues and Direct Operating Expenses

       Period from January 1, 2000 to Date of Acquisition, August 1, 2000


1. BASIS OF PRESENTATION

In August 2000, Trek Resources, Inc. (formerly McGowen Resources Company, Inc.) (the "Company") completed the acquisitions of certain oil and natural gas properties located in Eastland and Ochiltree Counties, Texas from Citation Oil & Gas Corp. (the "Citation Properties"). The properties consisted of 144 gross and 140 net producing oil and natural gas wells, all of which the Company currently operates. Estimated total proved reserves associated with these properties, net to the Company's interest, included 1,136,670 Bbls of oil and natural gas liquids and 1,191,830 Mcf of natural gas. Average production for the period from January 1, 2000 to August 1, 2000, net to the Company's interest, was approximately 278 Bbls of oil per day and 318 Mcf of natural gas per day.

The purchase price consisted of $2,885,000 cash, (after contractual adjustments of $115,000), which was financed through borrowings from the Company's credit facility. The purchase price has been allocated to the oil and gas properties acquired, as there were no other assets acquired or liabilities assumed. The purchase price was determined through arms-length negotiations between the parties taking into account, among other things, estimates of oil and gas reserves. The acquisition of properties from Citation Oil & Gas Corp. closed on August 1, 2000 and was effective July 1, 2001.

The accompanying statement presents the interests acquired by the Company in the revenues and direct operating expenses of the Citation Properties. Direct operating expenses include the actual costs of maintaining the producing properties and their production, but do not include charges for depletion, depreciation and amortization, federal and state income taxes, interest, or general and administrative expenses. Presentation of a complete historical financial statement for the period from January 1, 2000 to date of acquisition, August 1, 2000, is not practicable because the Citation Properties were not accounted for as separate entities by the seller, and therefore, such statements are not available. There were no exploration or development costs incurred on the properties during this period and there are no incremental general and administrative costs associated with the properties. The revenues and direct operating expenses for the period presented may not be representative of future periods.

Revenues in the accompanying statements of revenues and direct operating expenses are recognized using the sales method. Direct operating expenses are recognized on an accrual basis.

2. OIL AND GAS RESERVES AND STANDARDIZED MEASURE INFORMATION (UNAUDITED)

OIL AND GAS RESERVE DATA

The following tables present the Company's estimates of its proved oil and gas reserves as prepared by LaRoche Petroleum Consultants, Ltd. the Company's independent petroleum engineers, for the Citation Properties as of August 1, 2000. The Company emphasizes that reserve estimates are approximate and are expected to change as additional information becomes available. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate

                             The Citation Properties

               Statement of Revenues and Direct Operating Expenses

       Period from January 1, 2000 to Date of Acquisition, August 1, 2000 is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the reserves set forth herein will ultimately be produced. The Company does not have any proved undeveloped reserves.


                                                      Oil and
                                                      Natural         Natural
                                                    Gas Liquids         Gas
                                                       (Bbls)          (Mcf)
                                                    -----------      ----------
Proved developed
   reserves as of January 1, 2000                     1,280,000       1,161,470
Revisions of previous estimates:
    Price changes                                      (149,978)       (129,921)
    Other                                                   430           2,300
Production                                              (61,442)        (69,679)
                                                     ----------      ----------
Proved developed
   reserves as of August 1, 2000                      1,069,010         964,170
                                                     ==========      ==========

                             The Citation Properties

               Statement of Revenues and Direct Operating Expenses

       Period from January 1, 2000 to Date of Acquisition, August 1, 2000


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH INFLOWS AND CHANGES THEREIN

The following table presents a standardized measure of discounted future net cash inflows associated with the net proved oil and gas reserves for the Citation Properties at August 1, 2000, discounted at an annual rate of 10%. The future cash inflows were calculated in accordance with Securities and Exchange Commission guidelines. Weighted average period prices used in calculating the future cash inflows were $28.48 per Bbl for oil and $3.51 per Mcf for natural gas, including plant products, at August 1, 2000. These prices were applied to the estimated quantities of proved reserves associated with the Citation Properties at year-end.

Future production costs were computed by estimating those expenditures expected to occur in producing the proved oil and gas reserves at the end of the year, based on year-end costs. The Company emphasizes that the below future net cash inflows should not be construed as representative of the fair market value of the Company's proved reserves. The meaningfulness of the estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual future cash inflows may vary materially.



 Future cash inflows                                               $ 33,832,420
 Future production costs                                            (19,634,060)
 Future income tax expenses                                          (4,506,990)
                                                                   ------------
 Future net cash flows                                                9,691,370
 10% annual discount for estimated timing
   of cash flows                                                     (4,267,230)
                                                                   ------------
 Standardized measure of discounted future net
   cash flows                                                      $  5,424,140
                                                                   ============

                             The Citation Properties

               Statement of Revenues and Direct Operating Expenses

       Period from January 1, 2000 to Date of Acquisition, August 1, 2000


Changes in the standardized measure of discounted future net cash inflows for the period ended August 1, 2000 follow:



Beginning of year                                                   $ 4,308,172
                                                                    -----------
Increase (decrease) due to:
  Sales of oil and gas produced, net of
     Production costs                                                (1,081,738)
  Net changes in prices and production costs                          1,691,858
  Revisions of previous quantity estimates                           (1,201,538)
  Accretion of discount                                                 858,507
  Timing and other differences                                          704,059
  Net change in income taxes                                            144,820
                                                                    -----------
     Net increase                                                     1,115,968
                                                                    -----------
End of year                                                         $ 5,424,140
                                                                    ===========

                            The Petro-Hunt Properties

               Statement of Revenues and Direct Operating Expenses

                          Year ended December 31, 1999
                                   (Unaudited)




Oil and natural gas revenues                                          $1,504,779
 Direct operating expenses, including
   production taxes of $82,792                                           616,060
                                                                      ----------
 Revenues in excess of direct operating expenses                      $  888,719
                                                                      ==========


1.       BASIS OF PRESENTATION

The accompanying unaudited statement of revenues and direct operating expenses presents the interests acquired by the Company in the revenues and direct operating expenses of the Petro-Hunt Properties and was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses for the Petro-Hunt Properties.

Revenues in the accompanying statements of revenues and direct operating expenses are recognized using the sales method.

Direct operating expenses are recognized on an accrual basis. Direct operating expenses include the actual costs of maintaining the producing properties and their production, but do not include charges for depletion, depreciation and amortization, federal and state income taxes, interest, or general and administrative expenses.

Presentation of a complete historical financial statement for the year ended December 31, 1999 is not practicable because the Petro-Hunt Properties were not accounted for as a separate entity by the seller, and therefore, such statements are not available. The revenues and direct operating expenses for the period presented may not be representative of future periods.

In the opinion of management, the statement referred to above contains all adjustments of a normal recurring nature necessary to present fairly the revenues and direct operating expenses of the Petro-Hunt Properties for the year ended December 31, 1999.

                            The Petro-Hunt Properties

               Statement of Revenues and Direct Operating Expenses

                          Year Ended December 31, 1999
                                   (Unaudited)



2. OIL AND GAS RESERVES AND STANDARDIZED MEASURE INFORMATION (UNAUDITED)

OIL AND GAS RESERVE DATA

The following tables present the Company's estimates of its proved oil and gas reserves for the Petro-Hunt Properties as of December 31, 1999. These reserves were based on a study prepared by LaRoache Petroleum Consultants, Ltd., the Company's independent petroleum engineers as of December 31, 1999. The reserves at January 1, 1999 were calculated by adding actual production for the year ended December 31, 1999 to the reserve balances at December 31, 1999. A reserve study was not prepared as of December 31, 1998. The Company emphasizes that reserve estimates are approximate and are expected to change as additional information becomes available. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the reserves set forth herein will ultimately be produced. The Company does not have any proved undeveloped reserves.

                                                   Oil and
                                                   Natural           Natural
                                                 Gas Liquids            Gas
                                                    (Bbls)             (Mcf)
                                                 ------------      ------------
Proved developed
   reserves as of January 1, 1999                     961,130         3,011,800
Production                                            (45,220)         (192,490)
                                                 ------------      ------------
Proved developed
   reserves as of December 31, 1999                   915,910         2,819,310
                                                 ============      ============

                            The Petro-Hunt Properties

               Statement of Revenues and Direct Operating Expenses

                          Year Ended December 31, 1999
                                   (Unaudited)


Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein

The following table presents a standardized measure of discounted future net cash inflows associated with the net proved oil and gas reserves for the Petro-Hunt Properties at December 31, 1999, discounted at an annual rate of 10%. The future cash inflows were calculated in accordance with Securities and Exchange Commission guidelines. Weighted average year-end prices used in calculating the future cash inflows were $24.97 per Bbl for oil and $4.31 per Mcf for natural gas, including plant products, at December 31, 1999. These prices were applied to the estimated quantities of proved reserves associated with the Petro-Hunt Properties at year-end.

Future production costs were computed by estimating those expenditures expected to occur in producing the proved oil and gas reserves at the end of the year, based on year-end costs. The Company emphasizes that the below future net cash inflows should not be construed as representative of the fair market value of the Company's proved reserves. The meaningfulness of the estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual future cash inflows may vary materially.



 Future cash inflows                                               $ 35,030,070
 Future production costs                                            (15,893,490)
 Future income tax expenses                                          (6,291,916)
                                                                   ------------
 Future net cash flows                                               12,844,664
 10% annual discount for estimated timing
   of cash flows                                                     (7,717,324)
                                                                   ------------
 Standardized measure of discounted future net
   Cash flows                                                      $  5,127,340
                                                                   ============

                            The Petro-Hunt Properties

               Statement of Revenues and Direct Operating Expenses

                          Year Ended December 31, 1999
                                   (Unaudited)



Changes in the standardized measure of discounted future net cash inflows for the year ended December 31, 1999 follow:



Beginning of year                                                   $ 6,175,543
                                                                    -----------
Increase (decrease) due to:
  Sales of oil and gas produced, net of
     Production costs                                                (1,444,588)
  Accretion of discount                                                 839,874
  Net change in income taxes                                           (443,489)
                                                                    -----------
     Net increase                                                    (1,048,203)
                                                                    -----------
End of year                                                         $ 5,127,340
                                                                    ===========

                             The Citation Properties

               Statement of Revenues and Direct Operating Expenses

                          Year Ended December 31, 1999
                                   (Unaudited)



Oil and natural gas revenues                                          $2,120,123
 Direct operating expenses, including
   production taxes of $111,796                                        1,353,950
                                                                      ----------
 Revenues in excess of direct operating expenses                      $  766,173
                                                                      ==========


1.       BASIS OF PRESENTATION

The accompanying unaudited statement of revenues and direct operating expenses presents the interests acquired by the Company in the revenues and direct operating expenses of the Citation Properties and was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses for the Citation Properties.

Revenues in the accompanying statements of revenues and direct operating expenses are recognized using the sales method.

Direct operating expenses are recognized on an accrual basis. Direct operating expenses include the actual costs of maintaining the producing properties and their production, but do not include charges for depletion, depreciation and amortization, federal and state income taxes, interest, or general and administrative expenses.

Presentation of a complete historical financial statement for the year ended December 31, 1999 is not practicable because the Citation Properties were not accounted for as a separate entity by the seller, and therefore, such statements are not available. The revenues and direct operating expenses for the period presented may not be representative of future periods.

In the opinion of management, the statement referred to above contains all adjustments of a normal recurring nature necessary to present fairly the revenues and direct operating expenses of the Citation Properties for the year ended December 31, 1999.

                             The Citation Properties

               Statement of Revenues and Direct Operating Expenses

                          Year Ended December 31, 1999
                                   (Unaudited)




2. OIL AND GAS RESERVES AND STANDARDIZED MEASURE INFORMATION (UNAUDITED)

OIL AND GAS RESERVE DATA

The following tables present the Company's estimates of its proved oil and gas reserves for the Citation Properties as of December 31, 1999. These reserves were based on a study prepared by LaRoache Petroleum Consultants, Ltd., the Company's independent petroleum engineers as of December 31, 1999. The reserves at January 1, 1999 were calculated by adding actual production for the year ended December 31, 1999 to the reserve balances at December 31, 1999. A reserve study was not prepared as of December 31, 1998. The Company emphasizes that reserve estimates are approximate and are expected to change as additional information becomes available. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the reserves set forth herein will ultimately be produced. The Company does not have any proved undeveloped reserves.


                                                     Oil and
                                                     Natural          Natural
                                                   Gas Liquids          Gas
                                                      (Bbls)           (Mcf)
                                                   -----------      -----------
Proved developed
   Reserves as of January 1, 1999                    1,375,578        1,267,561
Production                                             (95,578)        (106,091)
                                                   -----------      -----------
Proved developed
   Reserves as of December 31, 1999                  1,280,000        1,161,470
                                                   ===========      ===========

                             The Citation Properties

               Statement of Revenues and Direct Operating Expenses

                          Year Ended December 31, 1999
                                   (Unaudited)


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH INFLOWS AND CHANGES THEREIN

The following table presents a standardized measure of discounted future net cash inflows associated with the net proved oil and gas reserves for the Citation Properties at December 31, 1999, discounted at an annual rate of 10%. The future cash inflows were calculated in accordance with Securities and Exchange Commission guidelines. Weighted average year-end prices used in calculating the future cash inflows were $24.69 per Bbl for oil and $2.43 per Mcf for natural gas, including plant products, at December 31, 1999. These prices were applied to the estimated quantities of proved reserves associated with the Citation Properties at year-end.

Future production costs were computed by estimating those expenditures expected to occur in producing the proved oil and gas reserves at the end of the year, based on year-end costs. The Company emphasizes that the below future net cash inflows should not be construed as representative of the fair market value of the Company's proved reserves. The meaningfulness of the estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual future cash inflows may vary materially.



 Future cash inflows                                               $ 34,422,780
 Future production costs                                            (18,343,550)
 Future income tax expenses                                          (5,286,690)
                                                                   ------------
 Future net cash flows                                               10,792,540
 10% annual discount for estimated timing
   of cash flows                                                     (6,484,368)
                                                                   ------------
 Standardized measure of discounted future net
   cash flows                                                      $  4,308,172
                                                                   ============

                             The Citation Properties

               Statement of Revenues and Direct Operating Expenses

                          Year Ended December 31, 1999
                                   (Unaudited)



Changes in the standardized measure of discounted future net cash inflows for the year ended December 31, 1999 follow:



Beginning of year                                                   $ 4,695,774
                                                                    -----------
Increase (decrease) due to:
  Sales of oil and gas produced, net of
     production costs                                                  (733,020)
  Accretion of discount                                                 638,625
  Net change in income taxes                                           (293,207)
                                                                    -----------
     Net increase                                                      (387,602)
                                                                    -----------
End of year                                                         $ 4,308,172
                                                                    ===========

                         Report of Independent Auditors


The Board of Directors
Trek Resources, Inc. (formerly McGowen Resources Company, Inc.)

We have audited the accompanying statement of revenues and direct operating expenses for certain oil and natural gas producing properties acquired by Trek Resources, Inc. (formerly McGowen Resources Company, Inc.) (the "Edwards Properties") for the year ended September 30, 2000. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accompanying statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accompanying statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses for the Edwards Properties.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Edwards Properties for the year ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.



                                                           /s/ Ernst & Young LLP
Dallas, Texas
June 26, 2001

                             The Edwards Properties
                             Statements of Revenues
                          and Direct Operating Expenses




                                                             Year Ended      Six Months
                                                            September 30,   Ended March
                                                                2000         31, 2001
                                                                            (Unaudited)
Oil and natural gas revenues                                 $  823,353     $  275,887
 Direct operating expenses, including
   Production taxes of $54,694 and $18,419, respectively        384,197        156,863
                                                             ----------     ----------
 Revenues in excess of direct operating expenses             $  439,156     $  119,024
                                                             ==========     ==========

See accompanying notes.

                             The Edwards Properties
                         Notes to Statements of Revenues
                          and Direct Operating Expenses


1. BASIS OF PRESENTATION

In May 2001, Trek Resources, Inc. (formerly McGowen Resources Company, Inc.) (the "Company") completed the acquisitions of certain oil and natural gas properties located in Cottle and King Counties, Texas from Gus Edwards Co. (the "Edwards Properties"). The properties consisted of 13 gross (13 net) producing oil and natural gas wells, all of which the Company currently operates. Estimated total proved reserves associated with these properties, net to the Company's interest, included 31,810 Bbls of natural gas liquids and 2,414,620 Mcf of natural gas. Average production for the year ended September 30, 2000, net to the Company's interest, was approximately 8 Bbls of liquids per day and 643 Mcf of natural gas per day.

The purchase price consisted of $1,500,000 cash (subject to adjustments), $1,400,000 of which was financed through borrowings from the Company's credit facility. The purchase price has been allocated to the oil and gas properties acquired, as there were no other assets acquired or liabilities assumed. The purchase price was determined through arms-length negotiations between the parties taking into account, among other things, estimates of oil and gas reserves. The acquisition of properties from Gus Edwards Co. closed on May 10, 2001 and was effective April 1, 2001.

The accompanying statements present the interests acquired by the Company in the revenues and direct operating expenses of the Edwards Properties. Direct operating expenses include the actual costs of maintaining the producing properties and their production, but do not include charges for depletion, depreciation and amortization, federal and state income taxes, interest, or general and administrative expenses. Presentation of complete historical financial statements for the year ended September 30, 2000 and the six month period ended March 31, 2001, is not practicable because the Edwards Properties were not accounted for as separate entities by the seller, and therefore, such statements are not available. There were no exploration or development costs incurred on the properties during this period and there are no incremental general and administrative costs associated with the properties. The revenues and direct operating expenses for the period presented may not be representative of future periods.

Revenues in the accompanying statements of revenues and direct operating expenses are recognized using the sales method. Direct operating expenses are recognized on an accrual basis.

                             The Edwards Properties
                         Notes to Statements of Revenues
                          and Direct Operating Expenses



2. OIL AND GAS RESERVES AND STANDARDIZED MEASURE INFORMATION (UNAUDITED)

OIL AND GAS RESERVE DATA

The following tables present the Company's internally determined estimates of its proved oil and gas reserves for the Edwards Properties as of September 30, 2000. The Company emphasizes that reserve estimates are approximate and are expected to change as additional information becomes available. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the reserves set forth herein will ultimately be produced. The Company does not have any proved undeveloped reserves.

                                                     Oil and
                                                     Natural         Natural
                                                   Gas Liquids         Gas
                                                     (Bbls)           (Mcf)
                                                   -----------      -----------
Proved developed
   reserves as of October 1, 1999                       18,080        3,653,690
Revisions of previous estimates:
    Price changes                                        2,400          212,640
    Other                                                1,644         (256,574)
Production                                              (3,034)        (234,646)
                                                   -----------      -----------
Proved developed
   reserves as of September 30, 2000                    19,090        3,375,110
                                                   ===========      ===========

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH INFLOWS AND CHANGES THEREIN

The following table presents a standardized measure of discounted future net cash inflows associated with the net proved oil and gas reserves for the Edwards Properties at September 30, 2000, discounted at an annual rate of 10%. The future cash inflows were calculated in accordance with Securities and Exchange Commission guidelines. Weighted average year-end prices used in calculating the future cash inflows were $30.84 per Bbl for oil and $5.19 per Mcf for natural gas, including plant products, at September 30, 2000. These prices were applied to the estimated quantities of proved reserves associated with the Edwards Properties at year-end.

                             The Edwards Properties
                         Notes to Statements of Revenues
                          and Direct Operating Expenses



2. OIL AND GAS RESERVES AND STANDARDIZED MEASURE INFORMATION (UNAUDITED) (CONTINUED)



Future production costs were computed by estimating those expenditures expected to occur in producing the proved oil and gas reserves at the end of the year, based on year-end costs. The Company emphasizes that the below future net cash inflows should not be construed as representative of the fair market value of the Company's proved reserves. The meaningfulness of the estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual future cash inflows may vary materially.





 Future cash inflows                                               $ 19,290,760
 Future production costs                                             (6,000,830)
 Future income tax expenses                                          (4,598,073)
                                                                   ------------
 Future net cash flows                                                8,691,857
 10% annual discount for estimated timing
   of cash flows                                                     (5,868,074)
                                                                   ------------
 Standardized measure of discounted future net
   cash flows before income taxes                                  $  2,823,783
                                                                   ============


Changes in the standardized measure of discounted future net cash inflows for the year ended September 30, 2000 follow:




Beginning of year                                                   $ 2,580,618
Increase due to:
   Sales of oil and gas produced, net of
      production costs                                                 (406,156)
   Net changes in prices and production costs                         1,232,782
   Revisions of previous quantity estimates                              57,704
   Accretion of discount                                               (429,369)
   Timing and Other Differences                                         325,000
   Net Change in income taxes                                          (536,796)
                                                                    -----------
      Net increase                                                      243,165
                                                                    -----------
End of year                                                         $ 2,823,783
                                                                    ===========

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)

           Unaudited Pro Forma Combined Condensed Financial Statements



In May 2001, the Company acquired oil and gas properties located in Cottle and King Counties, Texas from Gus Edwards Co. (the "Edwards Properties") for $1,500,000, subject to adjustments. The acquisition was effective April 1, 2001 and was financed by $1,400,000 of drawdowns from the Company's credit facility.

This acquisition accounted for a 13% increase in the Company's assets when compared to total assets as of September 30, 2000, along with an approximate increase of 3.4 Bcf in natural gas reserves and 19,000 Bbls of condensate.


The accompanying unaudited pro forma combined condensed statements of operations for the year ended September 30, 2000 are based on the historical financial statements of the Company, as adjusted to reflect the pro forma effects of acquiring the AWP, Citation and Edwards Properties. The accompanying unaudited pro forma combined condensed statements of operations for the nine months ended June 30, 2001 are based on the historical financial statements of the Company as adjusted to reflect only the pro forma effect of acquiring the Edwards Properties. The September 30, 2000 presentation reflects the effect of related borrowings as if all such acquisitions had occurred on October 1, 1999 and the June 30, 2001 presentaion reflects the effect of related borrowings as if the Gus Edwards acquisition had occurred on October 1, 2000. The information for the properties acquired was derived from the historical financial statements of Gus Edwards Co. for the relevant pre-acquisition period from September 30, 1999 to April 30, 2001. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The pro forma combined condensed statements of operations do not purport to represent the results of operations of the Company which would have occurred had such transactions been consummated on the dates indicated or for any future date or period.

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)

           Unaudited Pro Forma Combined Condensed Financial Statements




        The unaudited pro forma combined condensed statements of operations for the year ended September 30, 2000 and the nine months ended June 30, 2001 follow (in Thousands):




                                             AS                                                           ADJUST-
                                          REPORTED           AWP          CITATION          EDWARDS        MENTS    NO.  COMBINED
                                        ------------    ------------    ------------      ------------    -------   ---  --------
YEAR  ENDED SEPTEMBER 30, 2000
Revenue                                 $      2,866    $      1,389    $      2,608      $        823                   $  7,686

Costs and expenses:
   Lease operating expenses                    1,259             571           1,253               417                      3,500
   General and administrative                    368                                                                          368
   Depreciation, depletion and                                                                                                 --
      Amortization                               303                                                      $    497  (1)       800
                                        ------------    ------------    ------------      ------------    --------       --------
Total costs and expenses                       1,930             571           1,253               417         497          4,668
                                        ------------    ------------    ------------      ------------    --------       --------

Income from operations                           936             818           1,355               406        (497)         3,018

Other income (expenses):
   Interest expense                             (478)                                                         (525) (2)    (1,003)
   Other
                                                  33                                                                           33
                                        ------------    ------------    ------------      ------------    --------       --------
Total other income (expenses)                   (445)                                               --        (525)          (970)
                                        ------------    ------------    ------------      ------------    --------       --------

          Net income                    $        491    $        818    $      1,355      $        406    $ (1,022)      $  2,048
                                        ============    ============    ============      ============    ========       ========

Weighted average common
   shares outstanding                         14,364                                                                       14,364
                                        ============                                                                     ========

Net income per share:
   Basic                                $        .03                                                                     $    .14
                                        ============                                                                     ========
   Diluted                              $        .01                                                                     $    .06
                                        ============                                                                     ========

SEE ACCOMPANYING NOTES

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)

           Unaudited Pro Forma Combined Condensed Financial Statements





                                               AS                            ADJUST-
                                             REPORTED      EDWARDS            MENTS      NO.   COMBINED
                                             --------      --------        ------------  ---   --------
 NINE MONTHS ENDED JUNE 30, 2001
 Revenue                                     $  5,494      $    346                              $  5,840
 Costs and expenses:
    Lease operating expenses                    2,588           169                                 2,757
    General and administrative                    903                                                 903
    Depreciation, depletion and                                                                        --
       amortization                               527                      $       40    (1)          567
                                             --------      --------        ----------            --------
 Total costs and expenses                       4,018           169                40               4,227
                                             --------      --------        ----------            --------
 Income from operations                         1,476           177               (40)              1,613

 Other income (expenses):
    Interest expense                             (593)                            (74)   (3)         (667)
    Other                                          58                                                  58
                                             --------      --------        ----------            --------
 Total other income (expenses)                   (535)           --               (74)               (609)
                                             --------      --------        ----------            --------
           Net income                        $    941      $    177        $     (114)           $  1,004
                                             ========      ========        ==========            ========


 Weighted average common
    shares outstanding                         28,120                                              28,120
                                             ========                                            ========

 Net income per share:
    Basic                                    $   .033                                            $   .036
                                             ========                                            ========
    Diluted                                  $   .026                                            $   .028
                                             ========                                            ========


SEE ACCOMPANYING NOTES

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)

           Unaudited Pro Forma Combined Condensed Financial Statements



The accompanying unaudited pro forma combined condensed statements of operations reflect the actual results of operations reported for the properties acquired from Petro-Hunt, L.L.C., Citation Oil & Gas Corp. and Gus Edwards Co. from October 1, 1999 through September 30, 2000 and Gus Edwards Co., only, from October 1, 2000 through June 30, 2001. The following adjustments were reflected in the pro forma financial information:

            (1) To adjust depreciation, depletion and amortization of oil and gas properties for applicable periods to reflect the effect of the acquisition as of September 30, 1999 using the full cost method of accounting, based on pro forma proved oil and natural gas reserves.

            (2) To record interest expense associated with additional borrowings at September 30, 1999 from the Company's bank credit facility based on a weighted average actual interest rate of 9.2 % for applicable periods.

            (3) To reflect the effect of the Edwards acquisition for $1,500,000, with $1,400,000 financed from the Company's bank credit facility, as if such transaction had occurred on October 1, 2000.

PRO FORMA COMBINED SUPPLEMENTAL OIL AND NATURAL GAS RESERVE AND STANDARDIZED MEASURE INFORMATION

PRO FORMA RESERVE QUANTITY INFORMATION


The following table presents the Company's internally determined estimate of the pro forma combined proved oil and natural gas reserves of Trek as of September 30, 2000, after giving effect to the acquisition of the Edwards Properties on April 1, 2001. All reserves are located in the United States. The Company emphasizes that reserve estimates are approximate and are expected to change as additional information becomes available. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geographical interpretation and judgement. Accordingly, there can be no assurance that the reserves set forth herein will ultimately be produced. The Company does not have any proved undeveloped reserves.

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)

           Unaudited Pro Forma Combined Condensed Financial Statements



                                                         Oil and
                                                         Natural        Natural
                                                       Gas Liquids        Gas
                                                         (Bbls)          (Mcf)
                                                       -----------     -----------
Proved developed reserves                                2,241,260      12,657,750
                                                       -----------     -----------

PRO FORMA STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND NATURAL GAS RESERVES

The following table presents a standardized measure of discounted future net cash inflows associated with the pro forma combined net proved oil and gas reserves for the Edwards Acquisition at September 30, 2000, discounted at an annual rate of 10%. The future cash inflows were calculated in accordance with Securities and Exchange Commission guidelines. Weighted average year-end prices used in calculating the future cash inflows were $30.84 per Bbl for oil and $5.19 per Mcf for natural gas, including plant products, at September 30, 2000. These prices were applied to the estimated quantities of pro forma combined proved reserves.




Future cash inflows                                               $ 136,807,620
Future production costs                                             (50,012,110)
Future income tax expense                                           (27,935,259)
                                                                  -------------
Future net cash flows                                                58,860,251
10% annual discount for estimated timing
  of cash flows                                                     (35,953,498)
                                                                  -------------
Standardized measure of discounted future net
  cash flows                                                      $  22,906,753
                                                                  =============

                              Trek Resources, Inc.
                   (formerly McGowen Resources Company, Inc.)

           Unaudited Pro Forma Combined Condensed Financial Statements


Changes in the standardized measure of pro forma combined discounted future net cash inflows for the year ended September 30, 2000 are as follows:



Beginning of year                                                  $  7,292,418
Increase due to:
Sales of oil and gas produced, net of
      production costs                                               (2,014,039)
Net changes in prices and production costs                            4,377,955
Revisions of previous quantity estimates                                577,985
Net changes from purchases and sales of minerals in place:
    Purchases                                                        24,342,796
    Sales                                                              (460,211)
Accretion of discount                                                    22,111
  Timing and other differences                                       (1,404,186)
  Net change in income taxes                                         (9,828,076)
                                                                   ------------
  Net change                                                         15,614,335
                                                                   ------------
  End of year                                                      $ 22,906,753
                                                                   ============

                                    PART III

ITEM 1. INDEX TO EXHIBITS


Exhibit No.   Description
-----------   -----------
2.1*          Certificate of Incorporation of Trek Resources, Inc.

2.2*          Amended and Restated Bylaws of Trek Resources, Inc.

4.1*          Articles of Incorporation of Trek Resources, Inc. (filed as
              Exhibit 2.1 above)

4.2*          Amended and Restated Bylaws of Trek Resources, Inc. (filed as
              Exhibit 2.2 above)

6.1*          Credit Agreement, dated December 24, 1997, by and between Compass
              Bank and McGowen Resources Company, Inc.

6.2* First Amendment to Credit Agreement, dated June 29, 2000, by and between Compass Bank and McGowen Resources Company, Inc.

6.3* Second Amendment to Credit Agreement, dated July 31, 2000, by and between Compass Bank and Trek Resources, Inc.

6.4* Third Amendment to Credit Agreement, dated February 12, 2001, by and between Compass Bank and Trek Resources, Inc.

6.5+ Fourth Amendment to Credit Agreement, dated July 31, 2001, by and between Trek Resources, Inc. and Compass Bank.

6.6* Agreement and Plan of Merger, dated January 4, 2001, by and between Trek Resources, Inc., a Utah corporation, and Trek
              Resources, Inc, a Delaware corporation.

6.7*          2000 Trek Resources, Inc. Stock Option Plan

6.8*          Trek Resources, Inc. 401(k) Plan, dated November 8, 2000

6.9*          Master Agreement, dated March 8, 2001, by and between Trek
              Resources, Inc. and Bank One, NA

6.10* Letter Agreement with BMNW Resources, LLC, dated January 1, 2001, regarding drilling of well in Rusk County, Texas

6.11*         Fixed Price Contract, dated August 1, 2000, by and between Trek
              Resources, Inc. and Torch Energy Marketing, Inc.

6.12*         Purchase and Sale Agreement, dated August 1, 2000, by and among
              Citation Oil & Gas Corp., Citation 1987 Investment Limited
              Partnership. Citation 1994 Investment Limited Partnership and Trek
              Resources, Inc.

Exhibit No.   Description
-----------   -----------
6.13*         Letter Agreement, dated June 13, 2000, by and between McGowen
              Resources Company, Inc. and Petro-Hunt, L.L.C.

6.14*         Purchase and Sell Agreement, dated May 4, 2000, by and between
              McGowen Resources Company, Inc. and Coastal Oil & Gas USA, L.P.

6.15*         Exchange Agreement dated April 26, 2000, by and among McGowen
              Resources Company, Inc., James P. McGowen and Michael E.
              Montgomery

6.16*         Letter Agreement, dated September 21, 1999, by and among McGowen
              Resources Company, Inc., Conoco, Inc. and Three Sisters Trust

6.17*         Agreement for Sale of Oil and Gas Properties, dated September 14,
              1999, by and between McGowen Resources Company, Inc. and The Oil and Gas Asset Clearinghouse, Inc.

6.18*         Purchase and Sale Agreement, dated May 1, 1999, by and between
              McGowen Resources Company, Inc. and Conoco, Inc.

6.19* Production Payment Assignment, effective May 1, 1999, by and between McGowen Resources Company, Inc. and Conoco, Inc.

6.20*         Letter Agreement, dated January 28, 1999, by and between McGowen
              Resources Company, Inc. and Hogan Exploration, LLC

6.21*         Letter Agreement, dated April 17, 2001, by and between Trek
              Resources, Inc. and Gus Edwards Co.

12.1*         Response letter of King Griffin & Adamson addressed to the
              Securities and Exchange Commission, dated March 20, 2001, pertaining to certain disclosure made in this registration statement


*previously filed

+filed as an exhibit to our current report on Form 10-QSB, filed on August 14, 2001.

ITEM 2. DESCRIPTION OF EXHIBITS

         For a description of the exhibits filed with this registration statement, please see "Item 1. Index to Exhibits" above.

                                 SIGNATURE PAGE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TREK RESOURCES, INC.

Date: August 30, 2001

                                  By: /s/ Michael E. Montgomery
                                      ------------------------------------------
                                          Michael E. Montgomery
                                          President, Chief Executive Officer and
                                          Chairman of the Board